

2023

ANNUAL
REPORT
and Form 10–K











PAGE INTENTIONALLY
LEFT BLANK

LETTER TO THE SHAREHOLDERS



Our continued success at Titan starts with the more than 6,900 world-class people on the One Titan team. Our financial results and service level to customers over the past few years illustrate the strength of our One Titan core values in how we have operated effectively in challenging times. Our team recently got even stronger as, subsequent to year-end, we made a significant addition to that team by acquiring the Carlstar Group, bringing Titan's employees to more than 9,000. This transformative and accretive acquisition adds to our product portfolio, manufacturing base, distribution capabilities, and customer base. The addition of Carlstar extends our market leadership in wheels and tires for the Agricultural market and broadens our product portfolio into outdoor power equipment, power sports, and high-speed trailers where Carlstar is a market leader. Carlstar has invested significant resources and time into creating an unparalleled "one-stop shop" approach to serving customers in their primary segments.

Carlstar and Titan are better together as Carlstar's core strengths and products are complementary to Titan's global position as a market leader in Agriculture wheels and tires, and ITM, our undercarriage business, which is a global leader serving the construction and earthmoving markets. Roughly 70% of Carlstar's revenues in recent years were in consumer channels, and we expect that to be a great complement to our existing strength in Ag and EMC markets. Carlstar also brings us additional manufacturing facilities, with three in the southeastern United States and one in China that will add to our manufacturing flexibility. Unlike Titan, Carlstar operates twelve distribution centers, and we are looking forward to opportunities where we can leverage that capability. Titan now offers a "one-stop shop" solution that we think will benefit our OEM and Aftermarket partners and their customers, creating value for everyone.

As excited as we are about our future, we are equally proud of our continued strong performance in 2023. Despite challenging industry and macroeconomic headwinds, we were able to record financial results that rank among the best years in company history, in terms of margins and free cash flow, thanks to our One Titan team.

2023 FINANCIAL HIGHLIGHTS

After 2022's record-setting year, we confronted a decline in demand during 2023, as many of our OEM customers had built up excess inventory. That challenge, combined with rising interest rates and spreading global geopolitical uncertainty, impacted demand for Titan. Even so, 2023's financial results were outstanding:

- **Sales of $1.82 billion**

- **Adjusted EBITDA of $205 million, Adjusted Net Income of $100 million, and Adjusted EPS of $1.59, making 2023 the second most profitable year in more than a decade**

- **Free cash flow of $119 million, the best in company history**

We are extremely proud of our performance, and central to that is a sharp focus on our customers, along with continued product innovation and rigorous internal work to optimize our operations.

CULTURE OF INNOVATION

On the whole, the current generation of farmers is more likely to incorporate financial analysis into their decision making than their parents. Much like Titan, they are doing what they can to control those things they can, all with the end goal of maximizing the return on their assets. Whether it be precision planting and fertilization technology or tractors with GPS capabilities, there are myriad tools available for farmers to improve their bottom line, including innovative wheels and tires designed and manufactured by Titan.

Our product innovations are grounded in the tight connection we have to meeting users' needs. We work to evaluate the challenges they're experiencing in the field in order to provide solutions that will make a difference in their operations. For example, our industry-leading Low Sidewall Technology® (LSW®) tire and wheel assemblies are designed to provide impactful benefits for Ag equipment that include improved traction and fuel efficiency, reduced soil compaction, enhanced machine stability, and ride comfort. By increasing yields due to lower soil compaction and reducing fuel costs, we help put more money in the end user's pocket.

TRANSFORMING TITAN

While 2023 was a highly successful year, building on 2022's record-setting results, we know how critical it is to maintain our market-leading position. With that in mind, we completed the acquisition of Carlstar Group subsequent to year end, on February 29, 2024. Carlstar is a market leader in several verticals in which Titan has minimal prior presence — tires and wheels for outdoor power equipment, power sports, and high-speed trailers. Carlstar also has an excellent line-up of products for smaller Agricultural equipment, which nicely complements Titan's core product catalog in medium to large Ag.

Carlstar's 2023 revenues were roughly one third the level of Titan's. As a result, our combined company revenues will see opportunities for future growth, beginning in 2024. Through the addition of Carlstar, which is a well-run, profitable company, as well as a significant amount of synergies we identified throughout due diligence and integration of Carlstar, we expect 2024 to be another profitable year for Titan.

Prior to the acquisition, our balance sheet was in excellent shape, with leverage at 1.0 times, thanks to our consistent focus on debt reduction in recent years. That enabled us to fund the acquisition using a combination of cash and stock, with our resulting leverage ratio still a very manageable 1.3 times, based on 2023 combined company adjusted EBITDA.

2024 AND BEYOND

We have worked hard over the past several years to optimize our operations while also continuing our investments in innovation. A sharp focus on maximizing our productive efficiency has enabled Titan to boost its margins through the Ag cycle which, in turn, has resulted in excellent free cash flow. We have reinvested that cash in the business, developing new products that address key customer needs and concerns, to help them improve their bottom line.

We also used our strong cash flow to reduce our debt, which positioned us well to invest in the business by acquiring Carlstar. As a result, our business looking forward is improved in several ways:

First, by adding several new product verticals in which Titan had no prior presence, we have diversified our revenues and expect that to lead to lower cyclical volatility over time.

Second, Carlstar is a very well-run business that includes a distribution model that may offer avenues for application in our legacy Titan business.

Third, Carlstar's products in the Ag market are complementary to Titan's, enabling us to deliver a "one-stop shop" experience for our customers.

Fourth, Carlstar counts several national retailers as key customers. Their addition creates opportunities for cross-selling that we intend to pursue.

We are very excited about the future prospects for Titan International, especially in light of the new opportunities presented with the Carlstar acquisition and are looking forward to sharing long-term goals for Titan with our shareholders and the broader investor community in the near future.

ABOUT TITAN

TITAN INTERNATIONAL, INC., TOGETHER WITH ITS SUBSIDIARIES, IS A GLOBAL WHEEL, TIRE, AND UNDERCARRIAGE MANUFACTURER AND SUPPLIER THAT SERVES OEMS AND END USERS WORLDWIDE.

What began as the Electric Wheel Company in 1890 has grown to employ more than 6,900 men and women, and today it is the only manufacturer with the ability to design, test, and manufacture wheels, tires, tracks, and undercarriage components for the Agriculture, construction, forestry, consumer, and mining industries. This gives Titan a unique competitive advantage as a complete solutions provider.

Titan's strong global footprint gives it the ability to serve its customers with innovative products and exceptional services worldwide. The One Titan model for its business ensures that customer satisfaction is met each and every day, guiding the company's actions to promote communications, collaboration, and accountability.

FINANCIAL SUMMARY

2023 was one of the best years in Titan's history. The operating and strategic plans put in place in recent years accomplished what they were designed to do by lessening the cyclical nature of certain aspects of the business and driving performance under volatile market conditions. The company's

ability to navigate through the industry destocking issues helped to drive solid financial performance.

Going forward, we continue to seek appropriate mergers that will help Titan expand its exposure in key markets and complement our business structure.

AMOUNTS IN MILLIONS

ADJUSTED EBITDA



FREE CASH FLOW



FINANCIAL SUMMARY (CONT.)

AMOUNTS IN MILLIONS

SALES



	2019	2020	2021	2022	2023
	$1,449	$1,259	$1,780	$2,169	$1,822

GROSS MARGIN



	2019	2020	2021	2022	2023
	8.9%	10.4%	13.3%	16.6%	16.8%

GROSS PROFIT



	2019	2020	2021	2022	2023
	$129	$130	$238	$361	$306

2023 SALES

BY MARKET



8%
CONSUMER

38%
EARTHMOVING, MINING, & CONSTRUCTION

54%
AGRICULTURE

1

GLOBAL PRODUCTION INVESTMENT

Strategic facility, manufacturing, and training investments made during 2023 are setting the stage for Titan's continued growth around the world.



"We view ourselves as partners in our customers' development, and our customers trust us to design wheel solutions that will optimize the performance of their equipment. Our investments will enable us to respond quicker and with more accuracy than ever before.



— Todd Fetter, NA Wheel Product Engineering Manager

FACILITIES



40%
INCREASED
CAPACITY

15%
PRODUCTIVITY
IMPROVEMENT

20%
WASTE
IMPROVEMENT

Des Moines, Iowa

Titan in Des Moines installed two 104" curing presses that increased the plant's large LSW®/radial capacity by 40%.

The Des Moines facility also replaced fourteen mills to improve product quality and output, resulting in 15% productivity improvement and 20% waste improvement.





NEW
PLANT

Brazil ITM

In Brazil, ITM opened a new plant near Atibaia to be closer to customers in the mining industry, to provide more timely service with greater expertise in undercarriage and frame repair, and to increase market share by offering specialized personnel, products, and services in a shorter timeframe.





NEW
EXTENSION
BUILDING

50+%
CAPACITY
EXTENSION

2X
EXISTING
OUTPUT

Turkey

In the Agricultural wheel market, a new extension building was completed in Turkey adjacent to Titan's existing facility, which is running at maximum capacity. The new building extends capacity by more than 50% and is the first phase in an exciting expansion plan for Titan within Turkey. The new building will be furnished with increased wheel production, doubling the existing output and adding a powder paint system. This investment will maintain Titan's number one position for Agricultural wheels in Turkey, which is the fifth largest Agricultural market in the world.

NORTH AMERICA

Quincy

- Titan invested in a new dynamic cornering fatigue test machine to increase its capabilities for larger and higher capacity wheel product development projects with its OEM partners.

Freeport

- Titan replaced two compressors, reducing electricity costs by 8% annually and added a new tire transfer mechanism for radial tire production that reduces change over time by 50% through automation.

- An upgrade to the CoGen system could save 12% annually in energy costs.

Des Moines

- Titan in Des Moines installed two 104" curing presses that increased the plant's large LSW®/radial capacity by 40%.

Bryan

- Titan invested in automation with a new tire building machine that reduces build time, increases product quality, and enhances operator safety by automating the once arduous processes of ensuring material is turned up accurately to form the important internal structure of the tire.

- Titan also invested in new tire curing presses focused on the production of the largest LSW sizes expanding production capabilities by 20%

LATIN AMERICA

Brazil

- In Brazil, ITM's new friction welding has improved the quality and productivity of roller shells.

- The manufacturing cell has a robot that loads and unloads rollers automatically, making it possible for one operator to work on two friction welding machines, reducing the number of operators and increasing productivity.

- In Brazil, ITM opened a new plant near Atibaia to be closer to customers in the mining industry, to provide more timely service with greater expertise in undercarriage and frame repair, and to increase market share by offering specialized personnel, products, and services in a shorter timeframe.



12%
REDUCED
ENERGY COSTS
(UNITED STATES)



50%
REDUCED
CHANGE–OVER TIME
(UNITED STATES)



14 TONS
REDUCED CO_2
EMISSIONS
(ITALY)



20%
ENERGY
SAVINGS
(TURKEY)

EUROPE

Titan's European strategy is to produce larger rims close to the customer in the most efficient way possible, while manufacturing smaller, less expensive rims in Turkey.

France

- Titan upgraded two rim lines, advancing its market position as the most technically advanced and efficient wheel manufacturer in the world, enabling it to secure new business with AGCO, Kubota and CLAAS.

Turkey

- Titan implemented a process change to the paint system which created a significant savings in paint and associated costs.

- Titan installed high-efficiency motors that resulted in 20% energy savings and new paint boilers that saved 15% of natural gas.

Italy

- Investments are helping to enhance efficiency and productivity, reducing CO_2 emissions by 14 tons during transport at the Fanano plant.

- Titan installed a new, fully automated rim line to support local production for larger rim dimensions and to significantly improve efficiency.

- Potenza completed the installation of an integrated and automated line for link machining, induction hardening, and non-destructive testing.

- Engineers developed a way to recycle wastewater from treatment plants, reducing water usage by 20%.

- Titan also developed a new technique for recycling oil used in production, saving 60% of oil usage.

United Kingdom

- Titan saved more than £1m annually in energy and achieved a 50% reduction in CO_2 per kg of product.

- The plant is now working with steel suppliers on green steel as the next major step to complete carbon neutrality.

- Titan moved from 0% to 100% recycled packaging. Other plants in Europe continue to achieve more than 90% use of recycled packaging.



20+%
REDUCED
WATER USAGE
(ITALY)



60%
OIL USE
SAVINGS
(ITALY)



+1 M
ANNUAL ENERGY
SAVINGS
(UNITED KINGDOM)



100%
RECYCLED
PACKAGING
(UNITED KINGDOM)

TRAINING AND EMPLOYEE DEVELOPMENT





EMPLOYEES
+ DEALERS
WORLDWIDE



SAFETY



PRODUCTIVITY



SUSTAINABILTY

SMART TECHNOLOGY SOLUTIONS

The Smart Technology Solution (STS) team trained employees and dealers around the world on the TRUST ITM™ solution, focusing on safety, productivity, and sustainability.

TRUST ITM technology maximizes machine performance and undercarriage maintenance through the power of data using wireless sensors and cloud-based technology.





270
DEALER
STUDENTS



35
STATES / PROVINCES



55
DEALERS

TITAN UNIVERSITY

In North America, now in its seventh year, Titan University included six sessions in 2023, with 270 dealer students from 35 states and provinces and 55 different dealer entities in attendance. The program includes hands-on, interactive classroom sessions covering a wide range of topics on tires and wheels, LSW fitments, OTR selling strategies, safety overviews, and market updates. Attendees also toured the Titan tire facility in Des Moines, Iowa.





+1,200
ATTENDEES

MAXXI
In Latin America, Maxxi training saw more than 1,200 online attendees learning about Agriculture and OTR tire technical concepts.



TIRE
TECHNICAL
CONCEPTS





BEST
PRACTICES

CUSTOMER TRAINING
Also in Latin America, Titan held customer training sessions to bring information and best practices to customers and to collaborate for better efficiency of machines and their applications.



EFFICIENCY









At ITM, we recognize the profound impact our employees can have beyond the workplace. Our Employee Community Involvement program is designed to empower our team members to make a positive difference in the communities where we live and work."

— Cecilia La Manna, ITM Group CEO



2

AGRICULTURE CONTINUES TO BE AT THE HEART OF TITAN'S BUSINESS.

Titan remained a supplier of choice in 2023 for tires and wheels for tractors, combines, plows, planters, and irrigation equipment serving large and small Agricultural markets. Titan is proud of its competitive products, strong dealer relationships, and customer-focused service. Innovation sets the company apart, led by a strong technical connection with end users and industry-leading production capabilities. As Agricultural equipment continues to get larger, Titan has the presses, building equipment, and tooling required to support the growing size of that equipment, and it continues to expand its plants to meet these growing needs.



"Everyone knows what the right things to do are, and we are committed to doing them. Consistent product availability, programs, training, and promotions make us a great partner for our aftermarket dealers.



— Paul Hawkins, Senior Vice President, Aftermarket Sales

The year 2023 was the second-best year for Titan's Agricultural business in the last decade, despite being down slightly from its historic 2022 results due to inventory destocking and increased competition in the market.

The company's strategy of setting aside allocated production for the aftermarket proved it was a supplier its aftermarket dealers could depend on, which turned into repeat orders and continued business.

Titan is also the only company with a dedicated Agriculture team, providing customers with specialists who know and understand their product and business needs. In North America, this team of Agriculture specialists make more than 3,800 personal farm visits every year, covering more than four million square miles. They provide education, along with weigh-ins, ballasts, inflation adjustments, laser run-outs, and sizing consultations.


Titan Ag Specialists bring tire expertise to farmers.


DEPENDABILITY


DEDICATED TEAM


3,800+
FARM VISITS
PER YEAR


4,000,000+
MILES
COVERED

2023 AT A GLANCE

SALES

2022

$^$1,192
BILLION

2023

18%
CHANGE

$^$981
MILLION

SALES



	2019	2020	2021	2022	2023
	$653	$635	$949	$1,192	$981

MILLION

GROSS MARGIN



	2019	2020	2021	2022	2023
	8.6%	10.7%	14.3%	16.2%	16.6%

GLOBAL WINS

Titan offers a full line of wheels and tires that support the worldwide Agricultural market. Original equipment manufacturers and operators depend on Titan products and its global network of dealers for durable products and quality service.

- In Latin America, the **Titan for Dealers (T4D) platform** supports dealers and their sales teams with experts in the Agricultural marketplace. Approximately **40 technicians and engineers attended** Titan technical training for Agriculture tire concepts at CNH in Latin America.

- 3DX Titan Specification Project – **Titan received the Caterpillar Excellence Level in 2023**, which recognizes suppliers with the best results in quality, delivery, performance, and partnership.



Titan and Kubota Tractor Corp. entered into an exclusive agreement for select sizes of the Trac Loader II tires in 2022. Tires hit the market in 2023 and are being well-received and aggressively adopted by Kubota dealers and customers.



An exciting development in tire and wheel supply was dual branding our Trac Loader II tire with Kubota. Kubota is a leading equipment supplier globally, and this dual branded tire further proves we are a partner with OEs in providing quality, value and support. And the tire looks great, too!"

– Ryan Zink, Tire Technology Manager



PRODUCT AND INNOVATION HIGHLIGHTS

Growers rely on Titan Ag tire and wheel products and technologies not only to support, but also to improve the performance of their equipment across all seasons, conditions, and applications. As machines get bigger, faster, and stronger, Titan works with its customers to create the right product for the right application. During 2023, Titan enhanced and expanded its product line in multiple areas.

- The comprehensive **Titan AgraEDGE™ product line** now includes 35 R-1W sizes for tractors, combines, and grain carts providing Titan dealers another high-quality R-1W tire option to serve the different needs of their customers.

- **The Ultimate Flex Technology® (UFT®)** for sprayers combines conventional, Increased Flexion (IF), and Very High Flexion (VF) technology to create a universal solution for tire replacement and to simplify inventories.





Titan adds new sizes to AgraEDGE line-up.



UFT in the Ultra Sprayer line was expanded to three sizes with more in the development pipeline.

- **The Goodyear R14T™ line**, an industry-leading crossover hybrid tread design, now includes 26 standard sizes and eight Low Sidewall Technology (LSW®) sizes, with larger sizes for sprayers, MFWD, and combines coming in 2024.

- **The waffle wheel,** with its simple design and application, continues to be the premium adjustable wheel solution in Europe, now accounting for 30% of wheels produced in Titan's European plants.

- **A high priority product** for Latin America includes 14.9-24 6 PR TL -R1S designed specifically for the irrigation market.

- Titan validated **High Flotation Tires** used in sugar cane transport on traction axles for a new concept implemented at sugar cane mills in Brazil.



Goodyear R14T line now includes larger tire sizes.



The adjustable waffle wheel is produced in Titan's European plants.



Sugar cane in Brazil is transported using Titan High Flotation Tires.

Our dealer customers' sales opportunities were enhanced by strategic product line expansions and launches in 2023 for Custom Flo Grip, Optitrac, and Optitorque lines, enabling them to better serve their customers' needs.



- Low Sidewall Technology® (LSW®) tires and wheel assemblies were identified as the assemblies of choice by Big Equipment for their new **Big Bud 700**, weighing in at 70,000 pounds. Titan's LSW tires help to distribute weight more evenly, reducing soil compaction and enhancing traction, making them a perfect choice for the new iconic Big Bud.

- **Titan introduced the first-ever R-2 deep-tread tire** in the world's largest farm tire size, the LSW1400/30R46, at the National Farm Machinery Show. This will address the need for greater combine flotation and traction from growers in areas that face wet field conditions.

- The Goodyear Custom Flo Grip line has expanded to include four **R-2 standard sizes and five LSW sizes**.

- **The Goodyear Optitrac** line now includes 86 R-1W standard sizes and 23 LSW sizes for compact, MFWD, and 4WD tractors, in addition to grain and air carts.

- **The Goodyear Optitorque** line now includes 15 R-1 standard sizes and five LSW sizes with new options ideal for sprayer, spreader, scraper, and combine applications.

- **LSW is growing in distribution** and acceptance beyond the Midwest and Western Cornbelt to the West and niche markets of the West Coast. It is also growing in popularity and demand across North America, particularly in Canada, South America, as well as South Africa.



2023 model Big Bud 700 is pictured here with Big Equipment owner and president Ron Harmon.



LSW helps equipment operators unlock greater productivity while taking on some of the toughest jobs in the world.



With LSW tires, we were able to harvest 100% of our crop for the first time."

— Dennis Ouellet, Ouellet Family Farms



Check out the Ouellet Family Farms story at youtube.com/TitanGoodyear

3

EARTHMOVING, MINING, AND CONSTRUCTION

Titan manufactures wheels, tires, components, and undercarriage systems for the OTR earthmoving, mining, military, construction, road building, and forestry markets.

The majority of revenue comes from undercarriage products under the premium ITM brand, which also provides customized steel-cast products for the construction and mining markets.



"Expanding synergies between our technical resources at all locations has been a priority that will continue to provide innovative products globally through 2024.

— Matt Werstein, Engineering and Product Manager, R&D (OTR)

The Titan Europe and ITM teams achieved strong market share growth across the EMC segment by offering high quality, innovative solutions that serve the needs of their customers.

The attention Titan has also put on the steel industry and its key customers and industry organizations has made it a priority supplier of tire and wheel solutions.



ITM offers innovative track assemblies.



Titan produces high-quality wheels to complement nearly any kind of construction equipment.



Titan leads the way in innovation for the forestry segment. Titan continues to be the tire that sets the standard for the best quality and the highest rate of return per operational hour.

2023 AT A GLANCE

SALES

2022
$807
MILLION

2023 | 15% CHANGE
$688
MILLION

SALES


$1000
$800
$600
$400
$200
$0
$649
$510
$693
$807
$688
2019
2020
2021
2022
2023
MILLION

GROSS MARGIN


20%
15%
10%
5%
0%
8.9%
10.1%
12.1%
16.8%
16.6%
2019
2020
2021
2022
2023

GLOBAL WINS

The commitment of Titan employees to its long-term customers, the industry, and end-users is unmatched. Titan utilizes heavy-duty materials to ensure maximum service life and minimal downtime for its customers around the world.

- **Titan Europe** has been a wheel supplier of choice for Volvo for 40 years and also now supports 100% of Bell business in Germany.
- **Titan Europe** picked up new contracts with Liebherr. Titan now supplies Liebherr's wheel loader and articulated dump truck plants with multipiece wheel products.
- **Titan's United Kingdom plant** is the only plant in the world's multi-piece wheel product niche with more than 100 years of wheel manufacturing experience, making it the go-to supplier for challenging applications.
- **In Indonesia,** ITM's Gerardo Ricchiuto spoke at the miner exhibition focusing on manufacturing processes for better heavy-duty undercarriage performance, tailor-made solutions, and advanced service with Trust ITM technology.
- **ITM was named best supplier** for 2023 in the commercial relationship category by CNH in Brazil.


INDONESIA MINER 2023
CONFERENCE AND EXHIBITION
JUNE 6 - 8, 2023
The Westin Hotel Jakarta, Indonesia
INDONESIA MINER 2023
CONFERENCE AND EXHIBITION
JUNE 6 - 8, 2023
The Westin Hotel Jakarta, Indonesia

Indonesia's Gerardo Ricchiuto spoke at the miner exhibition.


CONSTRUCTION / COMMERCIAL RELATIONSHIP
ITM

ITM was named best supplier for 2023 in Brazil.

PRODUCT AND INNOVATION HIGHLIGHTS

Titan Europe offers a complete range of durable wheels for the Earthmoving, Mining, and Construction industries. Recent investments in larger wheel production support the gradual market shift to larger wheel sizes. Today, every country in the world has a set of Titan wheels in use across nearly every application.

ITM introduced the concept of "TRUST ITM™ ready" for all shovel rollers. Based on this concept, all the rollers are shipped out of ITM plants with embedded sensors, enabling customers to unlock the full potential of TRUST ITM technology.

In Italy, the R&D department introduced a new fatigue bench testing machine for mining components. ITM Engineering can now increase the analysis and fatigue testing of large mining parts.

In North America, Titan released a 2-star rating on two sizes in the TGS2 line: the 17.5R25 and 14.00R24. The upgraded rating allows for additional load capacity without moving to a larger tire size — making it ideal for applications that rely on additional attachments. With an all-season tread pattern and bold design, the TGS2 is a versatile option for year-round use and offers superior traction on various surfaces, including snow, ice, and mud. The dual-rated 2-star TGS2 tires are particularly suitable for use on loaders and graders, such as a CAT 120 motor grader or a John Deere 672G motor grader that are used in a myriad of applications, work sites, and Ag/construction crossover use.



Titan supports the market shift to larger wheel sizes.

Titan also expanded the ND LCM line to include a new 23.5-25 and 16.00-25, both in 36-ply offerings, for new OEM crane models not yet released. The new 33.25-29 in the SL 100 is a dual-rated tire for both earthmoving and loader applications and features Aralon Cut Resistant Breaker construction for strength and durability without sacrificing heat resistance.

Under the Goodyear brand, we plan to expand our offerings in both **TimberGrip and TimberTrac**. This line is being developed in conjunction with Titan Brazil and will be especially useful in forestry and sugar cane markets.

In China, ITM began production of the first lubricated track chain for the D6-sized dozer. A team from the Potenza plant in Italy trained their Chinese colleagues.

In Germany, ITM won the 50-60 ton class at Liebherr in 2022, with new products launched and delivered to customers in 2023. The German team also successfully introduced a dozen components produced at ITM Tianjin on the European market for the first time and started to supply complete frames for Scandinavian customer drilling machines. In Germany, ITM also developed a new frame for high-speed, high-performance asphalt pavers to comply with OEM requirements.

Titan introduced underground mine sizes with alignment of products and innovative concepts based on follow-up and focus with mine field engineers in Peru.

During 2023, the R&D team in Latin America worked through more than **50 development projects** focused on improving product performance and meeting new market demand. The team released 16 new products, including new sizes under both the Titan and Goodyear brands for the Agricultural, construction, and earthmoving segments.



Titan team members from Potenza, Italy, train Titan team members in China.



Goodyear Power Torque R-1

ITM won major mining and materials handling equipment contracts.



ITM supplied frames for a big ore heaping leaching system for copper mines in South America. Frames were included in the operations mobile stacking bridge and crawlers for a bucket wheel reclaimer and tripper stacker.



A leading provider of heavy-duty open-pit mining and material handling equipment in Austria utilized ITM track systems for the bulk material handling machines on its conveyor systems.



ITM developed durable and lightweight undercarriages necessary for new railway track laying machines to enable continuous travel with optimized ground pressure for stability and minimized surface disturbance.



ITM is the partner of choice when it comes to delivering high performance and unique components for 300-ton crawlers used to sift sediment and search for diamonds at 150 meters below on the ocean floor. While not in the water, the giant beast is lifted to the operating vessel and moved to other locations.

CONSUMER

4

Owners of recreational vehicles, such as ATVs and UTVs, as well as companies in the consumer tire business, need tires that offer leading performance and unconditional dependability. Titan delivered quality products to these market segments in 2023.



In Latin America, Titan kept the focus on bias medium truck tires, where Titan has a strong brand in the market, based on tire performance in original life and retread processes.



In Union City, Tennessee, custom-mixed rubber is produced for other tire manufacturers in both the passenger light truck and off-the-road segments. The team in Union City celebrated a record year contributing increased revenue and strong profit margins and continued to pursue new customers and industries, like construction material suppliers. The success of our custom-mix rubber sales and operations team has enabled reinvestments in equipment, automation and traceability.

2023 AT A GLANCE

SALES

2022

$**170**
MILLION

2023 |10%
            CHANGE

$**154**
MILLION

SALES



```
$200 ┤
      │        $147              $170
$150 ┤        ███      $137      ███      $154
      │        ███      ███      ███      ███
$100 ┤        ███ $115 ███      ███      ███
      │        ███ ███ ███      ███      ███
 $50 ┤        ███ ███ ███      ███      ███
      │        ███ ███ ███      ███      ███
  $0 ┴────────────────────────────────────────
            2019 2020 2021  2022  2023
```
MILLION

GROSS MARGIN



```
20% ┤                              20.9%
     │                      18.5%   ███
15% ┤               13.1%   ███     ███
     │               ███     ███     ███
10% ┤ 10.4%  9.6%   ███     ███     ███
     │  ███    ███   ███     ███     ███
 5% ┤  ███    ███   ███     ███     ███
     │  ███    ███   ███     ███     ███
 0% ┴────────────────────────────────────────
      2019   2020   2021    2022    2023
```



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-12936

TITAN INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	**36-3228472**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1525 Kautz Road, Suite 600, West Chicago, IL 60185	**(630) 377-0486**
(Address of principal executive offices)	(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.0001 par value	TWI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐	Non-accelerated filer	☐
		Smaller reporting company	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the shares of common stock of the registrant held by non-affiliates as of June 30, 2023, was approximately $720 million based upon the last reported sale price of the common stock on the New York Stock Exchange on June 30, 2023.

Indicate the number of shares of Titan International, Inc. outstanding: 60,645,378 shares of common stock, $0.0001 par value, as of February 20, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

TITAN INTERNATIONAL, INC.
Table of Contents to Annual Report on Form 10-K

NOTE ON FORWARD-LOOKING STATEMENTS
This Form 10-K contains forward-looking statements, which are covered by the "Safe Harbor for Forward-Looking Statements" provided by the Private Securities Litigation Reform Act of 1995. Readers can identify these statements by the fact that they do not relate strictly to historical or current facts. The Company tried to identify forward-looking statements in this report by using words such as "anticipates," "estimates," "expects," "intends," "plans," and "believes," and similar expressions or future or conditional verbs such as "will," "should," "would," "may," and "could." These forward-looking statements include, among other items, statements relating to the following:

- the Company's future financial performance;

- anticipated trends in the Company's business;

- expectations with respect to the end-user markets into which the Company sells its products (including agricultural equipment, earthmoving/construction equipment, and consumer products);

- future expenditures for capital projects and future stock repurchases;

- the Company's ability to continue to control costs and maintain quality;

- the Company's ability to meet conditions of loan agreements, indentures and other financing documents;

- the Company's business strategies, including its intention to introduce new products;

- expectations concerning the performance and success of the Company's existing and new products; and

- the Company's intention to consider and pursue acquisition and divestiture opportunities.

Readers of this Form 10-K should understand that these forward-looking statements are based on the Company's current expectations and assumptions about future events and are subject to a number of risks, uncertainties, and changes in circumstances that are difficult to predict, including those in Part 1, Item 1A of this report, "Risk Factors," certain of which are beyond the Company's control.

Actual results could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various factors, including:

- the effect of the geopolitical instability resulting from the military conflicts between Russia and Ukraine on our Russian and global operations, and between Israel and Hamas on increased costs and ancillary impacts on our global operations;

- the effect of a recession on the Company and its customers and suppliers;

- the effect of the market demand cycles on the company's sales, which may have significant fluctuations;

- changes in the Company's end-user markets into which the Company sells its products as a result of domestic and world economic or regulatory influences or otherwise;

- changes in the marketplace, including new products and pricing changes by the Company's competitors;

- the Company's ability to maintain satisfactory labor relations;

- the Company's ability to operate in accordance with its business plan and strategies;

- unfavorable outcomes of legal proceedings;

- the Company's ability to comply with current or future regulations applicable to the Company's business and the industry in which it competes or any actions taken or orders issued by regulatory authorities;

- availability and price of raw materials;

- availability and price of supply chain logistics and freight;

- levels of operating efficiencies;

- the effects of the Company's indebtedness and its compliance with the terms thereof;

- changes in the interest rate environment and their effects on the Company's outstanding indebtedness;

- unfavorable product liability and warranty claims;

- actions of domestic and foreign governments, including the imposition of additional tariffs and approval of tax credits or other incentives;

- geopolitical and economic uncertainties relating to the countries in which the Company operates or does business;

- risks associated with acquisitions, including difficulty in integrating operations and personnel, disruption of ongoing business, and increased expenses;

- results of investments, and the realization of projected synergies;

- the effects of potential processes to explore various strategic transactions, including potential dispositions;

- fluctuations in currency translations;

- climate change and related laws and regulations;

- risks associated with environmental laws and regulations and increased attention to ESG matters;

- risks relating to our manufacturing facilities, including that any of our material facilities may become inoperable; and

- risks related to financial reporting, internal controls, tax accounting, and information systems, including cybersecurity threats.

Any changes in such factors could lead to significantly different results. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on the Company's ability to achieve the results as indicated in forward-looking statements. Forward-looking statements speak only as of the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, there can be no assurance that the forward-looking information and assumptions contained in this document will in fact transpire. The reader should not place undue reliance on the forward-looking statements included in this report or that may be made elsewhere from time to time by the Company, or on its behalf. All forward-looking statements attributable to Titan are expressly qualified by these cautionary statements.


PART I


ITEM 1 – BUSINESS

OVERVIEW

Titan International, Inc., together with its subsidiaries (Titan or the Company), is a global wheel, tire, and undercarriage industrial manufacturer and supplier that services customers across the globe. Titan traces its roots to the Electric Wheel Company in Quincy, Illinois, which was founded in 1890. Titan was originally incorporated in 1983 and has increased its global footprint and enhanced product offerings through major acquisitions which include the following:

- 2005 - The Goodyear Tire & Rubber Company's North American farm tire assets
- 2006 - Off-the-road ("OTR") tire assets of Continental Tire North America
- 2011 - The Goodyear Tire & Rubber Company's Latin American farm tire business
- 2013/2014 - A noncontrolling interest in Voltyre-Prom, a leading producer of agricultural and industrial tires, which owns and operates an over two million square foot manufacturing facility located in Volgograd, Russia
- 2019 - An additional 21.4% interest in Voltyre-Prom (from 42.9% to 64.3%) resulting in controlling interest

As a leading manufacturer in the off-highway industry, Titan produces a broad range of products to meet the specifications of original equipment manufacturers ("OEMs") and aftermarket customers in the agricultural, earthmoving/construction, and consumer markets. Titan manufactures and sells certain tires under the Goodyear Farm Tire, Titan Tire and Voltyre-Prom Tire brands and has complete research and development facilities to validate tire and wheel designs.

BUSINESS SEGMENTS

Titan designs and manufactures products for OEMs and aftermarket customers in the agricultural, earthmoving/construction, and consumer markets. For additional information concerning the revenues, expenses, income from operations, and assets attributable to each of the segments in which the Company operates, see Note 23 of the Notes to Consolidated Financial Statements.

AGRICULTURAL SEGMENT
Titan's agricultural wheels, tires, and components are manufactured for use on various agricultural equipment, including tractors, combines, skidders, plows, planters, and irrigation equipment, and are sold directly to OEMs and to the aftermarket through independent distributors, equipment dealers, and Titan's distribution centers. The wheels range in diameter from nine inches to 54 inches, with the 54-inch diameter being the largest agricultural wheel manufactured in North America. Basic configurations are combined with distinct variations (such as different centers and a wide range of material thickness) allowing the Company to offer a broad line of products to meet customer specifications. Titan's agricultural tires range from approximately one foot to approximately seven feet in outside diameter and from five inches to 55 inches in width. Agricultural tires are offered under the Goodyear Farm Tire, Titan Tire and Voltyre-Prom brands with a full portfolio of sizes, load carrying capabilities, and tread patterns necessary for the markets served. The Company offers the added value of delivering a complete wheel and tire assembly to OEM and aftermarket customers.

EARTHMOVING/CONSTRUCTION SEGMENT
The Company manufactures wheels, tires, and undercarriage systems and components for various types of OTR earthmoving, mining, military, construction, and forestry equipment, including skid steers, aerial lifts, cranes, graders and levelers, scrapers, self-propelled shovel loaders, articulated dump trucks, load transporters, haul trucks, backhoe loaders, crawler tractors, lattice cranes, shovels, and hydraulic excavators. The Company provides OEM and aftermarket customers with a broad range of earthmoving/construction wheels ranging in diameter from 15 to 63 inches and in weight from 125 pounds to 7,000 pounds. The 63-inch diameter wheel is the largest manufactured for the global earthmoving/construction market. Titan's earthmoving/construction tires are offered in the Titan brand and range from approximately three feet to approximately 13 feet in outside diameter and in weight from 50 pounds to 12,500 pounds. Earthmoving/construction tires offered by Titan serve virtually every off-road application in the industry with some of the highest load requirements in the most severe applications. The Company also offers the added value of wheel and tire assembly for certain applications in the earthmoving/construction segment.

CONSUMER SEGMENT
Titan manufactures bias truck tires in Latin America and light truck tires in Russia. Titan also offers select products for ATVs, side-by-sides, rock climbers, turf, and have recently expanded our offering into the lawn and garden segment with a major OE customer. This segment also includes sales that do not readily fall into the Company's other segments, such as custom rubber stock mixing sales to a variety of OEMs in tangential industries.

COMPETITIVE STRENGTHS
Titan's strong market position in the off-highway wheel, tire, and undercarriage market and its long-term core customer relationships contribute to the Company's competitive strengths. Titan's production of both wheels and tires enables the Company to provide a one-stop solution for its customers' wheel and tire assembly needs. These strengths, along with Titan's dedication to the off-highway equipment market, continue to drive the Company forward.

- **Strong Market Position**

As a result of Titan's offering of a broad range of specialized wheels, tires, assemblies, and undercarriage systems and components, Titan is a leader in the global off-highway market. Through an extensive dealer network and sales force, the Company is able to reach an increasing number of aftermarket and OEM customers which builds Titan's image and brand recognition. The Company's production of the Goodyear Farm Tire brand in North America, Latin America, Europe, the Middle East and Africa contributes to overall visibility and customer confidence. Years of product design and engineering experience have enabled Titan to improve existing products and develop new ones, such as Low Sidewall (LSW®), which have been well received in the marketplace. Titan believes it has benefited from significant barriers to entry, such as the substantial investment necessary to replicate the Company's manufacturing equipment and numerous tools, dies and molds, many of which are used in custom processes.

- **Wheel and Tire Manufacturing Capabilities**

The Company's position as a manufacturer of both wheels and tires allows Titan to mount and deliver one of the largest selections of off-highway assemblies in North America. Both standard and LSW assemblies are primarily delivered as a single, complete unit based on each customer's specific requirements. Titan offers this value-added service for wheel and tire assemblies for the agricultural, earthmoving/construction, and consumer segments.

- **Long-Term Core Customer Relationships**

The Company's top customers, including global leaders in agricultural and construction equipment manufacturing, have been purchasing products from Titan or its predecessors for numerous years. Customers including AGCO Corporation, Caterpillar Inc., CNH Global N.V., Deere & Company, Hitachi, Ltd., Kubota Corporation, Liebherr, and Volvo have helped sustain Titan's market leading position in wheel, tire, assembly, and undercarriage products.

BUSINESS STRATEGY

We are the worldwide leader in manufacturing and distribution of wheels, tires, assemblies and undercarriage products and serve our customers' needs through product innovation and quality service in the Company's key markets: agriculture, earthmoving/construction, and consumer. Other strategic considerations include:

- **Tire Technology**

The Company has developed an LSW tire technology, featuring a larger rim diameter and a smaller sidewall than standard tires. With LSW tire technology, which has been widely adopted within the automotive industry, users experience reduced power hop, road lope, soil compaction, and fuel consumption as well as improved safety and performance. Both power hop and road lope can disturb ride quality and impede equipment performance. The benefits correspond to Titan's markets through superior comfort, ride and fuel economy. Our LSW proprietary larger footprint agricultural products provide a framework for expansion of carbon sinks, reducing soil compaction and improving soil health. Reduced soil compaction from the larger footprint of the LSW product requires less tillage thus reducing the release of carbon dioxide, a greenhouse gas. Titan continues to enhance the LSW technology and expand its LSW product and other tire offerings in both the agricultural and construction segments.

- **Increase Aftermarket Tire Business**

The Company has concentrated on increasing Titan's presence in the tire aftermarket, which historically has been somewhat less cyclical than the OEM market. The aftermarket also offers the potential for higher profit margins and is a larger market. Titan's strategy to enhance the Company's aftermarket platform focuses on improving the customer experience and product positioning in key sales markets. To support this strategy, the Company has a dedicated salesforce for the tire aftermarket.

- **Improve Operating Efficiencies**

The Company regularly works to improve the operating efficiency of assets and manufacturing facilities. Titan integrates each facility's strengths through, among other things, transfer of equipment and business to the facilities that are best equipped to handle the work, which enables Titan to increase utilization and spread operating costs over a greater volume of products. Titan continues to implement a comprehensive program to refurbish, modernize, and enhance the technology of its manufacturing equipment. Titan has also made investments to streamline processes, increase productivity, and lower costs in the selling, general and administrative areas.

- **Enhance Design Capabilities and New Product Development**

Equipment manufacturers constantly face changing industry dynamics. Titan directs its business and marketing strategy to understand and address the needs of customers and demonstrate the advantages of products. In particular, the Company often collaborates with customers in the design of new and enhanced products and recommends modified products to customers based on the Company's own market information. These value-added services enhance Titan's relationships with customers. The Company tests new designs and technologies and develops manufacturing methods to improve product quality, performance, and cost.

- **Reduction of Non-Core Assets and Other Strategic Considerations**

The Company has reduced non-core assets and continues to explore ways to improve underperforming assets in an effort to improve cash flow and working capital and reduce debt. In March 2022, the Company sold its Australian wheel business to OTR Tyres. The sale included gross proceeds and cash repatriated of approximately $17.5 million, and the assumption by OTR Tyres of all liabilities, including employee and lease obligations.

The Company's expertise in the manufacture of off-highway wheels, tires, and undercarriage systems and components has permitted it to take advantage of opportunities to acquire businesses that complement this product line. In the future, Titan may consider strategic partnerships, joint ventures or make additional strategic acquisitions of businesses that have an off-highway focus. The Company continually explores worldwide opportunities to expand its manufacturing and distribution capabilities in order to serve new and existing geographies.

SUSTAINABILITY

Titan is committed to be a positive force in the lives of our employees, customers and in the communities they work and live. The Company has made significant progress on the environmental, social and governance ("ESG") areas by creating and updating various policies, preparing new forms of monitoring, and expanding disclosure of data regarding operations.

The protection of the environment is a core value at Titan. We are dedicated to the continual improvement of environmental performance of our global operations. In 2021, Titan solidified these values becoming a signatory of the United National Global Compact, a set of international principles focusing on universal human rights, labor, the environment, and anti-corruption. From there, we began revisiting our policies and adopted both new policies and updates to existing policies which reflect these core values. With each of these updates, we have taken a stand against child and forced labor, harassment and discrimination at any of our sites or supplier or contractor sites. We intend to adhere to these ethical standards and follow outlined procedures for any infraction.

Titan works toward continuous improvement in considering our impact on the environment. Whether it is creating tires that reduce soil compaction, which also help our customers increase yield, closely tracking our business operations to identify opportunities to reduce the use of certain solvents, finding use for recycled materials or discovering new ways to design our facilities more sustainably, we are committed to making ongoing strides toward lessening our impact on our world.

As part of our commitment to the environment, Titan has Environmental Management Systems in place across many of our global facilities. Our systems monitor and track energy consumption, waste management, pollution prevention, emissions control and overall environmental health throughout our footprint, which enables us to measure and continuously improve environmental performance. We also conduct routine internal environmental assessment audits at our facilities. Currently 17 of our locations are ISO 14001 certified, making up 46% of our facility footprint. We continue to strive for efficiency and operational improvements to lessen our impact on the environment.

HUMAN CAPITAL
The Company's key human capital management objectives are to attract, retain and develop talent to deliver on the Company's strategy. To support these objectives, the Company's human capital programs are designed to keep people safe and healthy, develop talent to prepare them for critical roles and leadership positions, and facilitate internal talent mobility.

Titan is committed to maintaining a diverse, equitable, inclusive, and safe workplace, where employees feel comfortable and encouraged to bring their whole selves to work. We value having a diverse range of backgrounds, talents, perspectives, cultures, and experiences and believe it enables us to make connections and understand our customer needs across the globe. We are committed to providing a workplace where all Titan employees work without fear of discrimination or harassment and are confident that all employment decisions are based entirely on individual merit. Titan believes that genuine diversity drives strategic advantage and contributes to the achievement of our corporate objectives. It enables Titan to attract people with the best skills and attributes, and to develop a workforce selected from all available talent, whose diversity reflects that of the customers and communities in which we serve.

The Company focuses on the following in managing its human capital:

Health and safety: We have a safety program that focuses on implementing management systems, policies and training programs and performing assessments to evaluate whether workers are trained properly and help prevent injuries and incidents. Our employees are empowered with stop-work authority which enables them to immediately stop any unsafe or potentially hazardous working condition or behavior they may observe. We utilize a mixture of indicators to assess the safety performance of our operations, including total recordable injury rate, preventable motor vehicle incidents per million miles, corrective actions and near miss frequency. We also recognize outstanding safety behaviors through our annual awards program. Importantly, during the COVID-19 pandemic, our continuing focus on health and safety enabled us to preserve business continuity without sacrificing our commitment to keeping our colleagues safe.

Compensation programs and employee benefits: Our compensation and benefits programs provide a package designed to attract, retain and motivate employees. In addition to competitive base salaries, the Company provides a variety of short-term, long-term and commission-based incentive compensation programs to reward performance relative to key financial, human capital and customer experience metrics. We offer comprehensive benefit options including retirement savings plans, medical insurance, prescription drug benefits, dental insurance, vision insurance, accident and critical illness insurance, life and disability insurance, health savings accounts, flexible spending accounts, legal insurance, auto/home insurance and identity theft insurance. Additionally, we have conducted company-wide stock grant programs for employees with the most recent grant program occurring in March 2023.

Employee experience and retention: To evaluate the success of our employee experience and retention efforts, we monitor a number of employee measures, such as employee retention, internal promotions and referrals. We host town hall meetings that are designed to provide an open and frequent line of communication for all employees and to engage with our full team.

Training and development: The Company is committed to the continued development of its people. We also offer various training and development programs, including an undergraduate tuition assistance program. Our employee evaluation process encourages performance and development check-ins throughout the year to provide for development across the Company.

EMPLOYEES

At December 31, 2023, the Company employed approximately 6,900 people worldwide, including approximately 4,500 located outside the United States.

At December 31, 2023, the employees at each of the Company's Bryan, Ohio; Freeport, Illinois; and Des Moines, Iowa facilities, which collectively account for approximately 42% of the Company's U.S. employees, are covered by collective bargaining agreements, which expire on November 16, 2024.

Outside the United States, the Company enters into employment agreements in those countries in which such relationships are mandatory or customary. The provisions of these agreements generally correspond in each case with the required or customary terms in the subject jurisdiction.

COMPETITION

The Company competes with several domestic and international companies, some of which are larger and have greater financial and marketing resources than Titan. The Company believes it is a primary source of steel wheels to the majority of its North American customers. Major competitors in the off-highway wheel market include Accuride, Gianetti, Moveero, Jantsa, Maxin, Pronar, Rimex, Trelleborg Group, Topy Industries, Ltd and Wheels India Limited. Significant competitors in the off-highway tire market include Alliance Tire Company Ltd., Balkrishna Industries Limited (BKT), Bridgestone/Firestone, Michelin, Mitas a.s., and Pirelli. Significant competitors in the undercarriage market include Berco and Caterpillar.

The Company competes on the basis of price, quality, sales support, customer service, design capability, and delivery time. The Company's position of manufacturing both the wheel and the tire allows Titan to provide innovative assembly solutions for our customers, creating a competitive advantage in the marketplace. The Company's ability to compete with international competitors may be adversely affected by various factors, including currency fluctuations and tariffs imposed by domestic and foreign governments. Titan owns the molds and dies used to produce its wheels and tires. However, certain of the Company's OEM customers could elect to manufacture their own products to meet their requirements or to otherwise compete with the Company. The Company may be adversely affected by increased competition in the markets in which it operates, or competitors developing products that are more effective, less expensive, or otherwise rendering certain of Titan's products less competitive. From time to time, certain of the Company's competitors have reduced their prices in particular product categories, which has prompted Titan to reduce prices as well. There can be no assurance that competitors of the Company will not further reduce prices in the future or that any such reductions would not have a material adverse effect on the Company.

OPERATIONS

Titan's operations include manufacturing wheels, manufacturing tires, combining these wheels and tires into assemblies, and manufacturing undercarriage systems and components for use in the agricultural, earthmoving/construction, and consumer markets. These operations entail many manufacturing processes in order to complete the finished products.

- **Wheel Manufacturing Process**

Most agricultural wheels are produced using a rim and a center disc. A rim is produced by first cutting large steel sheets to required width and length specifications. These steel sections are rolled and welded to form a circular rim, which is flared and formed in the rollform operation. The majority of discs are manufactured using presses that both blank and form the center to specifications in multiple stage operations. The Company e-coats wheels using a multi-step process prior to the final paint top coating.

Large earthmoving/construction steel wheels are manufactured from hot and cold-rolled steel sections. Hot-rolled sections are generally used to increase cross section thickness in high stress areas of large diameter wheels. A special cold forming process for certain wheels is used to increase cross section thickness while reducing the number of wheel components. Rims are built from a series of hoops that are welded together to form a rim base. The complete rim base is made from either three or five separate parts that lock together after the rubber tire has been fitted to the wheel, the parts have been fully assembled, and the assembly inflated.

For most wheels in our consumer segment, the Company manufactures rims and center discs from rolled and flat steel. Rims are rolled and welded, and discs are stamped and formed from the sheets. The manufacturing process then entails welding the rims to the centers and painting the assembled product.

•   **Tire Manufacturing Process**

The first stage in tire production is the mixing of rubber, carbon black, and chemicals to form various rubber compounds. These rubber compounds are then extruded and processed with textile or steel materials to make specific components. These components – beads (wire bundles that anchor the tire with the wheel), plies (layers of fabric that give the tire strength), belts (fabric or steel fabric wrapped under the tread in some tires), tread, and sidewall – are then assembled into an uncured tire carcass. The uncured carcass is placed into a press that molds and vulcanizes the carcass under set time, temperature, and pressure into a finished tire.

•   **Wheel and Tire Assemblies**

The Company's position as a manufacturer of both wheels and tires allows Titan to mount and deliver one of the largest selections of off-highway assemblies in North America. Titan offers this value-added service of one-stop solution for wheel and tire assemblies for the agricultural, earthmoving/construction, and consumer segments. Both standard and LSW assemblies are delivered as a single, complete unit based on each customer's specific requirements.

•   **Undercarriage Manufacturing Process**

The undercarriage components (track groups, track and carrier rollers, idler assemblies, and sprockets) are all manufactured from steel and produced according to the Company's specifications or if requested alternatively according to customer specification.

All tractor type track groups (up to 250 ton class) produced by the Company are built from five major parts: shoes, right and left hand links, pins, bushings and bolts and nuts. Shoes are manufactured from different shapes of hot rolled profiles (depending on application), sheared to length, and then heat treated for high wear bending and breaking resistance. Starting from 200 ton class excavator, shoes are either forged or casted. Tailor made special shaped shoes are obtained from heat treated steel cast in the Company foundry. Right and left hand links are die forged, hot trimmed, mass heat treated, machined, induction hardened on rail surface for optimal wear and fatigue resistance, and finally machined. Pins are made from round bars that are cut, machined, heat treated, and surface finished. Bushings are generally cold extruded, pre-machined, mass heat treated by several thermal processes, carburizing or induction hardened or through hardened for wear resistance and optimal toughness and finish machined. All monobloc type track groups (250 ton class up) are high alloyed heavy castings, heat treated, induction hardened and machined to purpose in the Company foundry.

The lifetime lubricated and maintenance-free track and carrier rollers are assembled with three major components: single or double flange roller shells (typically hot forged in halves, deep hardened, friction or arc welded, and finish machined with metallurgical characteristics depending upon size and application), shafts (generally cut from bars or forged, mass heat treated, rough machined, induction hardened, and ground) and casted brackets to fit the rollers onto the machine. The sealing of the rollers is generally obtained by Duo Cone Steel seals. Between shell and shaft there are sliding bearings or tapered roller bearing.

The idler assemblies are also lifetime lubricated, for virtually no maintenance. They are offered with cast (single web or hollow design), forged (single web) or fabricated shells, depending on size and application, and feature induction-hardened tread surfaces for optimal wear resistance.

The sprockets, designed to transfer the machine driving loads from the final drive to the track, are produced cast or forged in several geometric options, depending upon size and application. They are also heat treated for wear resistance and cracking resistance.

The undercarriage systems, custom designed and produced by the Company, consist of a structured steel fabricated frame, all the undercarriage components mentioned above (track groups, track and carrier rollers, idler assemblies, and sprockets) and a final drive. They are completely assembled in house, for consistent quality.

The Company has implemented the digitalization of components such as rollers and chains. This technology, named "Trust" (TrackAdvice undercarriage smart technology) consists of embedding sensors inside the components, making them "intelligent" and able to provide real time data, supporting decisions on maintenance and effective use of the undercarriage. The sensors communicate via Bluetooth with a display, installed in the cabin of the operator and via cloud through a gateway installed on the machine. The data extracted from the embedded sensors are temperature, working hours, and information about vibration, speed, idling time and geo-localization of the machine. The full set of data is visible on a cloud-based Platform named TrackAdvice, where the end user can remotely monitor the status of its machines. Also, the system has been designed to send instant notifications in case of critical parameters are reached, making it a proactive system at service of the end users.

- **Quality Control**

The Company is ISO certified at all four main domestic manufacturing facilities located in Bryan, Ohio; Des Moines, Iowa; Freeport, Illinois; and Quincy, Illinois, as well as the majority of its foreign manufacturing facilities. The ISO series is a set of related and internationally recognized standards of management and quality assurance. The standards specify guidelines for establishing, documenting, and maintaining a system to ensure quality. The ISO certifications are a testament to Titan's dedication to providing quality products for its customers.

- **International Operations**

The Company operates manufacturing facilities outside of the United States in Latin America, Europe and Russia. The Latin American, European and Russian operations accounted for 19%, 24%, and 6% of the Company's net sales, respectively, for the year ended December 31, 2023 and 19%, 21% and 6% of net sales, respectively, for the year ended December 31, 2022. The Latin American, European and Russian operations accounted for 18%, 22% and 6% of net sales, respectively, for the year ended December 31, 2021.

RAW MATERIALS
Steel, natural rubber, synthetic rubber, carbon black, bead wire, and fabric are the primary raw materials used by the Company. To help ensure a consistent steel supply, Titan purchases raw steel from various steel mills and maintains relationships with steel processors for steel preparation. The Company is not dependent on any single producer for its steel supply; however, some components do have limited suppliers. Rubber and other raw materials for tire manufacture represent some of the Company's largest commodity expenses. Titan has developed a procurement strategy and practice designed to mitigate price risk and lower cost. Titan buys rubber in markets where there are usually several sources of supply. In addition to the development of key domestic suppliers, the Company's strategic procurement plan includes international steel and rubber suppliers to assure competitive price and quality in the global marketplace. As is customary in the industry, the Company does not have long-term contracts for the purchase of steel or rubber and, therefore, purchases are subject to price fluctuations.

RESEARCH, DEVELOPMENT, AND ENGINEERING
The Company's research, development, and engineering staff tests original designs and technologies and develops new manufacturing methods to improve product performance. Titan's engineering and manufacturing resources are focused on designing quality products that address the needs of our customers and end-users across the markets that Titan serves. Titan's team of experienced engineers continuously work on new and improved engineered solutions that evolve with today's applications for the off-highway wheel, tire, and assembly markets. As a part of the design process, Titan seeks to be stewards of the environment through the adoption of eco-design principles, life cycle assessments, and evaluation of incorporating the use of recycled material and alternate environmentally friendly and sustainable raw materials where possible. Titan's advantage as both a wheel and tire manufacturer allows the Company to design, test, and bring to market innovative solutions to meet the specific needs of its customers. For example, Titan has developed the LSW technology, featuring a larger rim diameter and a smaller sidewall than standard tires, which helps reduce power hop, road lope, soil compaction, and provides improved safety and performance. Research and development (R&D) expenses are expensed as incurred. R&D costs were $12.5 million, $10.4 million, and $10.1 million for the years ended December 31, 2023, 2022, and 2021, respectively.

PATENTS, TRADEMARKS, AND ROYALTIES
The Company owns various patents. Due to the difficulty in predicting the interpretation of patent laws, the Company cannot anticipate or predict any material adverse effect on its operations, cash flows, or financial condition to the extent the Company is unable to protect its patents or should the Company be found to be infringing the patents of third parties.

The Company owns various national and international trademarks and trademark registrations. The Company has royalty-bearing trademark license agreements with The Goodyear Tire & Rubber Company ("Goodyear") to manufacture and sell certain tires under the Goodyear name. The licenses for farm tires cover sales in North America, Latin America, Europe, the Middle East, Africa, Russia, and other Commonwealth of Independent States countries. These licenses expire in 2025. The Company and Goodyear are negotiating to amend the farm tire licenses to include the countries of Australia and New Zealand. The Company also has a trademark license and knowhow license with Goodyear to manufacture and sell certain non-farm tire products in Mexico, Uruguay, and Brazil. These licenses expire in 2025. The countries of Bolivia and Paraguay were deleted from the original non-farm tire licenses.

CUSTOMERS
Titan's 10 largest customers accounted for 40% of net sales for the year ended December 31, 2023, and 43% of net sales for the year ended December 31, 2022. Net sales to Deere & Company in Titan's agricultural, earthmoving/construction, and consumer segments combined represented 13% and 15% of the Company's consolidated net sales for the years ended December 31, 2023 and 2022, respectively. No other customer accounted for 10% or more of Titan's net sales in 2023 and 2022. Management believes the Company is not dependent on any single customer; however, certain products are dependent on a few customers. While the loss of any substantial customer could impact Titan's business, the Company believes that its diverse product mix and customer base should minimize a longer-term impact caused by any such loss.

ORDER BACKLOG
The Company's backlog of orders is not considered material to, or a significant factor in, evaluating and understanding any of the Company's business segments or Titan's businesses considered as a whole.

MARKETING AND DISTRIBUTION
The Company employs an internal sales force and utilizes several manufacturing representative firms for sales in North America, Europe, Latin America, the CIS region, and other worldwide locations. Sales representatives are primarily organized within geographic regions.

Titan distributes wheels, tires, assemblies, and undercarriage systems directly to OEMs. The distribution of aftermarket tires occurs primarily through a network of independent and OEM-affiliated dealers.

SEASONALITY
Agricultural equipment sales are seasonal by nature. Farmers generally order equipment to be delivered before the growing season. Shipments to OEMs in the agricultural industry in the U.S. and Europe usually peak during the Company's first and second quarters for the spring planting period, while shipments in Latin America usually peak during the Company's second and third quarters for the fall planting period. Earthmoving/construction and consumer segments have historically experienced higher demand in the first and second quarters. These segments are affected by mining, building, economic conditions and various global commodity prices.

LAWS AND GOVERNMENTAL REGULATIONS
The Company's policy is to conduct its global operations in accordance with all applicable laws, regulations and other requirements. In the ordinary course of business, similar to other industrial manufacturing companies, Titan is subject to extensive and evolving federal, state, local, and international environmental laws and regulations. From time to time, the Company has, and may in the future, incurred costs and additional charges associated with environmental compliance and cleanup projects, including remediation activities. As appropriate, the Company makes provisions for the estimated financial impact of potential environmental cleanup activities. The Company's policy is to accrue environmental cleanup-related costs of a non-capital nature when those costs are believed to be probable and can be reasonably estimated. Expenditures that extend the life of the related property, or mitigate or prevent future environmental contamination, are capitalized. The Company does not currently anticipate any material capital expenditures for environmental control facilities. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, advances in environmental technologies, the quality of information available related to specific sites, the assessment stage of the site investigation, preliminary findings, and the length of time involved in remediation or settlement. Due to the difficult nature of predicting future environmental costs, the Company may not be able to anticipate or predict with certainty the potential material adverse effect on its operations, cash flows, or financial condition as a result of efforts to comply with, or any future liability under, environmental laws, regulations or other requirements.

AVAILABLE INFORMATION
The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports are made available, without charge, through the Company's website located at www.titan-intl.com under "Investor Relations" as soon as reasonably practicable after they are filed with the Securities and Exchange Commission (SEC). You can also obtain copies of these materials by accessing the SEC's website at www.SEC.gov. The following documents are also posted on the Company's website:

- Corporate Governance Policy
- Code of Business Conduct
- Audit Committee Charter
- Compensation Committee Charter
- Nominating Committee Charter
- Corporate Governance Committee Charter
- Environmental and Social Commitment

Printed copies of these documents are available, without charge, by writing to: Titan International, Inc., c/o Corporate Secretary, 1525 Kautz Road, Suite 600, West Chicago, Illinois 60185.

The information on, or that may be accessed through, the aforementioned websites is not incorporated into this filing and should not be considered a part of this filing.

ITEM 1A – RISK FACTORS

The Company is subject to various risks and uncertainties that it believes are significant to our business. These risks relate to or arise out of the nature of the Company's business and overall business, economic, financial, legal, and other factors or conditions that may affect the Company. In addition to risks discussed elsewhere in this report, the following are factors that could, individually or in the aggregate, materially adversely affect the Company's business, financial condition and results of operations and cause the Company's actual results to differ from past results and/or those anticipated, estimated or projected. In addition, other risks not presently known to the Company or that the Company currently believes to be immaterial may also adversely affect the Company's business, financial condition and results of operations, perhaps materially. It is impossible to predict or identify all such risks and uncertainties and, as a result, you should not consider the following factors to be a complete discussion of all risks or uncertainties that may impact the Company's business, financial condition or results of operations.

Supplier and Raw Material Exposure
- **The Company is exposed to price fluctuations of key commodities.**
  The Company uses various raw materials, most significantly steel, natural rubber, synthetic rubber, carbon black, bead wire, and fabric in manufacturing its products across all of its market segments. The Company does not generally enter into long-term commodity contracts and does not use derivative commodity instruments to hedge exposures to commodity market price fluctuations. Therefore, the Company is exposed to price fluctuations of key commodities. In addition, our business is susceptible to increases in other costs such as energy and natural gas prices to run our operating facilities as a result of factors beyond our control, including unfavorable weather conditions. Although the Company attempts to pass on certain material price and other cost increases to its customers, there is no assurance that the Company will be able to do so in the future. Any increase in the price of steel and rubber that is not passed on to customers could result in declining margins and have a material adverse effect on Titan's financial condition and results of operations. The Company is also exposed to reductions in pricing of key commodities which could result in declining margins due to the cost of inventory being held at higher costs than the expected selling price to the end customer.

- **Demand for global logistical services can negatively impact the cost of delivery to the end customer and unexpected delays in meeting delivery requirements to the end customer.**
  The Company uses various logistical providers and transportation methods including containers to transport its products to the end customers. The overall demand for containers depends largely on the rate of world trade and economic growth. The Company is exposed to significant price fluctuations on global shipping costs as well as uncertainty in terms of shipping delays as a result of the container demand and shortages. While the Company does attempt to pass on certain shipping and delivery related charges to its customer, there is no assurance that the Company

will be able to do so into the future which could result in declining margins and have a material adverse effect on Titan's financial condition and results of operations.

- **The Company relies on a limited number of suppliers.**
The Company currently relies on a limited number of suppliers for certain key commodities, which consist primarily of steel and rubber, in the manufacturing of Titan products. If the Company's suppliers are unable to provide raw materials to Titan in a timely manner, or are unable to meet our quality, quantity or cost requirements, the Company may not in all cases be able to promptly obtain substitute sources. Any extended delay in receiving critical materials could impair Titan's ability to deliver products to its customers. The loss of key suppliers, the inability to establish relationships with replacement suppliers, or the inability of Titan's suppliers to meet price, quality, quantity, and delivery requirements could have a significant adverse impact on the Company's results of operations.

- **The Company has international operations and purchases raw material from foreign suppliers**
The Company had total aggregate net sales outside the United States of approximately $1.0 billion, $1.1 billion, and $944.2 million for the years ended December 31, 2023, 2022, and 2021, respectively. Net sales outside the United States are a significant proportion of total net sales, accounting for 55%, 50% and 53% for the years ended December 31, 2023, 2022, and 2021, respectively. Net sales from these international operations are expected to continue to represent a similar portion of total net sales for the foreseeable future.

International Operations and Sales – International operations and sales are subject to a number of risks and restrictions, that are not generally applicable to Titan's North American operations including, but not limited to, risks with respect to currency exchange rates, economic and political destabilization, other disruption of foreign markets, restrictive actions by foreign governments (such as restrictions on transfer of funds, export duties, and quotas and foreign customs) and local epidemics or pandemics. Other risks include changes in foreign laws regarding trade and investment; difficulties in establishing and maintaining relationships with respect to product distribution and support; nationalization; reforms of United States laws and policies affecting trade, restrictions on foreign investment, and restrictions on loans to foreign entities; and changes in foreign tax and other laws. There may also be restrictions on the Company's ability to repatriate earnings and investments from international operations. There can be no assurance that one or a combination of these factors will not have a material adverse effect on the Company's ability to increase or maintain its international sales and results of operations.

Foreign Suppliers – The Company purchases raw materials from foreign suppliers. The production costs, profit margins, and competitive position of the Company are affected by the strength of the currencies in countries where Titan purchases goods, relative to the strength of the currencies in countries where the products are sold. The Company's results of operations, cash flows, and financial position may be affected by fluctuations in foreign currencies.

Industry and Customer Base
- **The Company operates in cyclical industries and is subject to changes in the economy.**
The Company's sales are substantially dependent on three major industries: agricultural equipment, earthmoving/ construction equipment, and consumer products. The business activity levels in these industries are subject to specific industry and general economic cycles. Any downturn in these industries or the general economy could drive decreases in demand for Titan's products and have a material adverse effect on Titan's business.

The agricultural equipment industry is affected by crop prices, farm income and farmland values, weather, export markets, and government policies. The earthmoving/construction industry is affected by the levels of government and private construction spending and replacement demand. The mining industry, which is within the earthmoving/ construction industry, is affected by raw material commodity prices. The consumer products industry is affected by consumer disposable income, weather, competitive pricing, energy prices, and consumer attitudes. In addition, the performance of these industries is sensitive to interest rate and foreign exchange rate changes and varies with the overall level of economic activity. The cyclical and volatile nature of the industries on which our sales are substantially dependent results in significant fluctuations in profits and cash flow from period to period and over the business cycle.

- **The Company's revenues are seasonal in nature due to Titan's dependence on seasonal industries.**
The agricultural, earthmoving/construction, and consumer markets are seasonal, with typically lower sales during the second half of the year. This seasonality in demand has resulted in fluctuations in the Company's revenues and operating results between the first half and the second half of the year. Because much of Titan's overhead expenses are fixed, seasonal trends can cause volatility in profit margins and Titan's financial condition, especially during slower periods.

- **The Company's customer base is relatively concentrated.**
  The Company's ten largest customers, which are primarily OEMs, accounted for 40%, 43%, and 40% of Titan's net sales for 2023, 2022, and 2021, respectively. Net sales to Deere & Company represented 13%, 15%, and 12% of Titan's net sales for 2023, 2022, and 2021 respectively. No other customer accounted for 10% or more of Titan's net sales in 2023, 2022, or 2021. Titan's business could be adversely affected if one of its larger customers reduces, or otherwise eliminates in full, its purchases from Titan due to work stoppages or slow-downs, financial difficulties, as a result of termination provisions, competitive pricing, or other reasons. There is also continuing pressure from OEMs to reduce costs, including the cost of products and services purchased from outside suppliers such as Titan, and in that regard OEMs may develop in-house tire and wheel capabilities. There can be no assurance that Titan will be able to maintain its long-term relationships with its major customers which could have an adverse effect on the Company's results of operations.

- **The Company faces substantial competition from domestic and international companies.**
  The Company competes with several domestic and international competitors, some of which are larger and have greater financial and marketing resources than Titan. Titan competes on the basis of price, quality, sales support, customer service, design capability, and delivery time. The Company's ability to compete with international competitors may be adversely affected by various factors including, currency fluctuations and tariffs imposed by domestic and foreign governments. In addition, certain OEM customers could elect to manufacture certain products to meet their own requirements or to otherwise compete with Titan. The success of the Company's business depends in large part on its ability to provide comprehensive wheel and tire assemblies to its customers. The development or enhancement by Titan's competitors of similar capabilities could adversely affect its business.

  There can be no assurance that Titan's businesses will not be adversely affected by increased competition in the Company's markets, or that competitors will not develop products that are more effective or less expensive than Titan products or which could render certain products less competitive. From time to time certain competitors have reduced prices in particular product categories, which has caused Titan to reduce prices. There can be no assurance that in the future Titan's competitors will not further reduce prices or that any such reductions would not have a material adverse effect on Titan's business.

- **The Company could be negatively impacted if Titan fails to maintain satisfactory labor relations.**
  Titan is party to collective bargaining agreements covering a portion of the Company's workforce. Titan is exposed to risks associated with disruptions to the Company's operations if the Company is unable to reach a mutually agreeable domestic collective bargaining agreement. The current domestic collective bargaining agreement was ratified in January 2022 and will expire on November 16, 2024. If Titan is unable to maintain satisfactory labor relations with its employees covered by collective bargaining agreements, these employees could engage in strikes, or the Company may otherwise experience work slowdowns or be subject to other labor actions. Any such actions, and any other labor disputes with the Company's employees domestically or internationally, could materially disrupt its operations. Future collective bargaining agreements may impose significant additional costs on Titan, which could adversely affect its financial condition and results of operations.

- **Our success depends on our ability to recruit, retain and motivate talented employees representing diverse backgrounds, experiences and skill sets.**
  The market for highly skilled workers in our industry is extremely competitive. If we are less successful in our recruiting efforts, or if we cannot retain and motivate highly skilled workers and key leaders representing diverse backgrounds, experiences and skill sets, our business and financial statements may be adversely affected.

Liquidity
- **The Company's revolving credit facility and other debt obligations contain covenants that could limit the Company's financial and operational flexibility.**
  The Company's revolving credit facility, the indenture relating to the Company's 7.00% senior secured notes due 2028 and other debt obligations contain covenants and restrictions that may impact the Company's business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Debt Restrictions" below for a further discussion of these covenants and restrictions. A breach of one or more of the covenants could result in adverse consequences that could negatively impact the Company's business, results of operations and financial condition. These consequences could limit Titan's ability to respond to market conditions, to provide for unanticipated capital investments, to raise additional debt or equity capital, to pay dividends, or to take advantage of business opportunities, including future acquisitions. Titan's ability to comply with the covenants may be affected by events beyond its control, including prevailing economic, financial, and industry conditions.

International

- **The Company may be affected by unfair trade.**

  Titan faces intense competition from producers both in the United States and around the world, some of which may engage in unfair trade practices. For example, in early January 2016, Titan, along with the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Worker International Union, AFL-CIO, CLC of Pittsburgh, Pennsylvania, filed petitions with the U.S. Department of Commerce (DOC) and the U.S. International Trade Commission (ITC) alleging that imported off-the-road tires from India and Sri Lanka and wheel and tire assemblies from China were being dumped and/or subsidized and were a cause of material injury to the domestic industry. As a result, antidumping (AD) and countervailing duty (CVD) orders were imposed on dumped and subsidized imports of off-the-road tires from India. Titan Tire Corporation has been participating in recent annual administrative reviews of the AD/CVD orders by the DOC and has appealed aspects of the final results of the 2021 CVD administrative review to the U.S. Court of International Trade. Unfair trade may have a material adverse effect on Titan's business.

- **The Company may be adversely affected by changes in government regulations and policies.**

  Domestic and foreign political developments and government regulations and policies directly affect the agricultural, earthmoving/construction, and consumer products industries in the United States and abroad. Regulations and policies in the agricultural industry such as those concerning greenhouse gas emissions in the United States and ongoing U.S. budget issues could negatively impact the Company's business. The earthmoving/construction industry is affected by changes in construction activity, housing starts, and other regulations related to the mining and the construction of roads, bridges, and infrastructure. The modification or adoption of existing laws, regulations, or policies could have an adverse effect on any one or more of these industries and, therefore, on Titan's business.

  On August 16, 2022, the "Inflation Reduction Act" (H.R. 5376) was signed into law in the United States. As part of the Inflation Reduction Act, the U.S. Congress enacted the corporate alternative minimum tax (CAMT). Titan does not currently expect the Inflation Reduction Act or CAMT to have a material impact on our financial results, including on our annual estimated effective tax rate.

- **The military conflict between Russia and Ukraine may adversely affect our business and financial statements.**

  In February 2022, in response to the military conflict between Russia and Ukraine, the United States, other North Atlantic Treaty Organization member states, as well as non-member states, have announced targeted economic sanctions on Russia, certain Russian citizens and enterprises. The continuation of the conflict has triggered additional economic and other sanctions enacted by the United States and other countries throughout the world and these economic sanctions may result in an adverse effect on its Russian operations. Furthermore, while we have policies, procedures and internal controls in place designed to ensure compliance with applicable sanctions and trade restrictions, and though the current effects from the Russia-Ukraine conflict have, thus far, not resulted in a material adverse impact to the Company's financial condition or results of operations, our employees, contractors, and agents may take actions in violation of such policies and applicable law and we could be held ultimately responsible. We rely on our employees to adhere to the policies, procedures and internal controls we have established to maintain compliance with evolving sanctions and export controls. To that end, we have implemented training programs, both in person and online, to educate our employees on applicable sanctions and export controls laws. If we are held responsible for a violation of U.S. or other countries' sanctions laws, we may be subject to various penalties, any of which could have a material adverse effect on our business, financial condition or results of operations.

  The Company currently owns 64.3% of Voltyre-Prom, a leading producer of agricultural and industrial tires in Volgograd, Russia, which represents approximately 7% of consolidated assets of Titan as of both December 31, 2023 and 2022. The Russian operations represent approximately 6% of consolidated global sales for both the years ended December 31, 2023 and 2022. The military conflict between Russia and Ukraine has not had a significant impact on global operations. The Company continues to monitor the potential impacts on the business including the increased cost of energy in Europe and the ancillary impacts that the military conflict could have on other global operations.

- **The Israeli-Hamas military conflict may adversely affect our business and financial statements.**

  In October 2023, an armed conflict between the Hamas-led militant groups and Israel military forces began and has continued to escalate in Israel. The Company does not have operations in the region affected by the military conflict and the conflict has not had a significant impact on global operations. The Company has experienced an increase in container freight costs as a result of the impact of global shipping routes due to the conflict within the region. The military conflict and a continued escalation could have broader economic consequences beyond their current scope. The Company continues to monitor the potential impacts on the business, including increased cost of energy, and the ancillary impacts that the military conflict could have on other global operations.

Legal and Compliance

- **Unfavorable outcomes of legal proceedings could adversely affect Titan's results of operations.**
  The Company is a party to routine legal proceedings arising out of the normal course of business. Due to the difficult nature of predicting unresolved and future legal claims, the Company cannot anticipate or predict any material adverse effect on its consolidated financial condition, results of operations, or cash flows as a result of efforts to comply with, or its liabilities pertaining to, legal judgments. Any adverse outcome in any litigation involving Titan or any of its subsidiaries could negatively affect the Company's business, reputation, and financial condition.

- **The Company is subject to anti-corruption laws and regulations.**
  The Company has international operations and must comply with anti-corruption laws and regulations including the U.S. Foreign Corrupt Practices Act (FCPA). These anti-bribery laws generally prohibit companies and their intermediaries from making improper payments or providing anything of value for the purpose of obtaining or retaining business. The FCPA prohibits these payments regardless of local customs and practices. Safeguards that Titan may implement to discourage these practices could prove to be ineffective, and violations of these laws may result in criminal or civil sanctions or other liabilities or proceedings against Titan and could adversely affect the Company's business and reputation.

- **The Company may be subject to product liability and warranty claims.**
  The Company warrants its products to be free of certain defects and, accordingly, may be subject, in the ordinary course of business, to product liability or product warranty claims. Losses may result or be alleged to result from defects in Titan products, which could subject the Company to claims for damages, including consequential damages. There can be no assurance that the Company's insurance coverage will be adequate for liabilities actually incurred or that adequate insurance will be available on terms acceptable to the Company. Any claims relating to defective products that result in liability exceeding Titan's insurance coverage could have a material adverse effect on Titan's financial condition and results of operations. Further, claims of defects could result in negative publicity against Titan, which could adversely affect the Company's business and reputation.

- **The Company is subject to risks associated with climate change regulations.**
  Governmental regulatory bodies in the United States and other countries have adopted, or are contemplating introducing regulatory changes in response to the potential impacts of climate change. New laws and regulations regarding climate change may be designed to reduce greenhouse gas emissions and/or mitigate the effects of climate change on the environment (such as taxation of, or caps on the use of, carbon-based energy). Any such new or additional legal or regulatory requirements may increase the costs associated with, or disrupt, sourcing, manufacturing and distribution of our products, which may adversely affect our business and financial statements. In addition, any failure to adequately address stakeholder expectations with respect to ESG matters may result in the loss of business, adverse reputational impacts, diluted market valuations and challenges in attracting and retaining customers and talented employees. The Company's customers may also be affected by climate change regulations that may impact future purchases of the Company's products. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Company cannot anticipate or predict any material adverse effect on its consolidated financial condition, results of operations, or cash flows as a result of climate change and climate change regulations.

- **The Company is subject to risks associated with environmental laws and regulations.**
  The Company's operations are subject to federal, state, local, and foreign laws and regulations governing, among other things, emissions to air, discharge to waters, and the generation, handling, storage, transportation, treatment, and disposal of waste and other materials. The Company's operations entail risks in these areas, and there can be no assurance that Titan will not incur material costs or liabilities, including in connection with complying with the laws and regulations and any required remediation. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations, or requirements that may be adopted or imposed in the future. Titan's customers may also be affected by environmental laws and regulations that may impact future purchases of the Company's products.

- **The Company is subject to corporate governance requirements, and costs related to compliance with, or failure to comply with, existing and future requirements could adversely affect Titan's business.**
  The Company is subject to corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations of the Securities and Exchange Commission (SEC), the Public Company Accounting Oversight Board (PCAOB), and the New York Stock Exchange (NYSE). These laws, rules, and regulations continue to evolve and may become increasingly restrictive in the future. Failure to comply with these laws, rules, and regulations may have a material adverse effect on Titan's reputation, financial condition, and the value of the Company's securities.

- **The Company is subject to risks associated with maintaining adequate disclosure controls and internal controls over financial reporting.**
  Failure to maintain adequate financial and management processes and controls could affect the accuracy and timing of the Company's financial reporting. Testing and maintaining effective internal control over financial reporting and disclosures involves significant costs and could divert management's attention from other matters that are important to Titan's business. If the Company does not maintain adequate financial and management personnel, processes, and controls, it may not be able to accurately report its financial performance on a timely basis, the Company may be otherwise unable to comply with the periodic reporting requirements of the Securities and Exchange Commission and the listing of the Company's common stock on the NYSE could be suspended or terminated, each of which could have a material adverse effect on the confidence in the Company's financial reporting, its credibility in the marketplace, and the trading price of Titan's common stock.

Information Technology and Data Protection

- **The Company may be adversely affected by a disruption in, or failure of, information technology systems.**
  In the ordinary course of business, the Company relies upon information technology systems, some of which are managed by third parties, to process, transmit, and store electronic information. Technology systems are used in a variety of business processes and activities, including purchasing, manufacturing, distribution, invoicing, and financial reporting. The Company utilizes security measures and business continuity plans to prevent, detect, and remediate damage from computer viruses, natural disasters, unauthorized access (whether through cybersecurity attacks or otherwise), utility failures, and other similar disruptions. Despite Titan's security measures and safeguards, a security breach or information technology system interruption or failure may disrupt and affect the Company's business, resulting in customer dissatisfaction, potential legal claims and adversely affect Titan's results of operations and financial conditions. There can be no assurance that any such security measures or plans will be sufficient to mitigate all potential risks to Titan's systems, networks, and information. Further a significant theft, loss, or fraudulent use of customer or employee information could adversely impact the Company's reputation and could result in unauthorized release of confidential or otherwise protected information, significant costs, fines, and litigation, including with respect to enhanced cybersecurity protection and remediation costs. The Company is currently undergoing upgrades and improvements to its core enterprise resource planning (ERP) systems which are 'cloud based'. Despite adequate security measures, these systems are vulnerable to disruption of service and security breaches as mentioned above. Further, investment in the 'cloud based' systems may have an adverse impact on short-term results of operations and financial condition.

- **The Company is subject to governmental laws, regulations and other legal obligations related to privacy and data protection.**
  The legislative and regulatory framework for privacy and data protection issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Titan collects personally identifiable information (PII) and other data as integral parts of its business processes and activities. This data is subject to a variety of U.S. and international laws and regulations, including oversight by various regulatory or other governmental bodies. Many foreign countries and governmental bodies, including the European Union, Canada, and other relevant jurisdictions where we conduct business, have laws and regulations concerning the collection and use of PII and other data obtained from their residents or by businesses operating within their jurisdiction that are more restrictive than those in the U.S. Additionally, in 2016, the European Union adopted the General Data Protection Regulation (GDPR) that imposes more stringent data protection requirements and provides for greater penalties for noncompliance. Any inability, or perceived inability, to adequately address privacy and data protection concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations could result in additional cost and liability to the Company or Company officials, damage our reputation, inhibit sales, and otherwise adversely affect our business.

General

- **The Company is subject to foreign currency translation risk.**
  The Company operates in many worldwide locations and transacts business in many foreign currencies. Titan's financial statements are reported in U.S. dollars with financial statements of international subsidiaries being initially recorded in foreign currencies and translated into U.S. dollars. Large fluctuations in currency exchange rates between the U.S. dollar and other global currencies may have a material adverse impact on the Company's financial condition, results of operations, and liquidity.
  In July 2018 and March 2022, the three-year cumulative rate of inflation for consumer prices and wholesale prices reached a level in excess of 100% for Argentina and Turkey, respectively. As a result, in accordance with ASC 830 Foreign Currency Matters, Argentina and Turkey were considered hyperinflationary economies and the Company

adopted the impacts of this standard for the year ended December 31, 2023. See Note 1 of the Notes to Consolidated Financial Statements for further discussion.

- **The Company may incur additional tax expense or tax exposure.**
  The Company is subject to income taxes in the United States and numerous foreign jurisdictions, and has domestic and international tax liabilities which are dependent upon the distribution of income among these different jurisdictions. Titan's income tax provision and cash tax liability in the future could be adversely affected by numerous factors, including income before taxes being lower than anticipated in countries with lower statutory tax rates and higher than anticipated in countries with higher statutory tax rates, changes in the valuation of deferred tax assets and liabilities, and changes in tax laws and regulations.

  The Organization for Economic Co-operation and Development (the "OECD") has issued various proposals that would change long-standing global tax principles. These proposals include a two-pillar approach to global taxation (BEPS 2.0/ Pillar Two), focusing on global profit allocation and a global minimum tax rate. On December 12, 2022, the European Union member states agreed to implement the OECD's global corporate minimum tax rate of 15%, to be effective as of January 2024. The Company is assessing the impact of this proposal as countries are actively considering changes to their tax laws to adopt certain parts of the OECD's proposal.

- **The Company is subject to risks related to uncertainties in global and regional economic conditions.**
  Our results of operations are materially affected by economic conditions globally, regionally and in the particular industries we serve. The demand for our products tends to be cyclical and can be significantly reduced in periods of economic weakness characterized by lower levels of government and business investment, lower levels of business confidence, lower corporate earnings, high real interest rates, lower credit activity or tighter credit conditions, high inflation, higher unemployment and lower consumer spending. Certain aspects of our business that are heavily consumer driven and dependent on discretionary spend may be impacted on an even broader scale by some of these economic conditions. Also, our current and future operating costs of labor, raw materials and logistics may be impacted by higher inflation and higher interest rates. Economic conditions vary across regions and countries, and demand for our products generally increases in those regions and countries experiencing economic growth and investment. Slower economic growth or a change in the global mix of regions and countries experiencing economic growth and investment could have an adverse effect on our business, results of operations and financial condition.

- **The Company is not insured against all potential losses and could be harmed by natural disasters, catastrophes, or sabotage.**
  The Company's business activities involve substantial investments in manufacturing facilities and products are produced at a limited number of locations. These facilities could be materially damaged, including as a result of natural disasters, such as fires, floods, tornadoes, hurricanes, and earthquakes, or by sabotage. The Company could incur uninsured losses and liabilities arising from such events, as well as damage to its reputation, and/or suffer material losses in operational capacity and efficiency, which could have a material adverse impact on Titan's business, financial condition, and results of operations.

- **Acquisitions/divestitures may require significant resources and/or result in significant losses, costs, or liabilities.**
  Any future acquisitions or divestitures will depend on the Company's ability to identify suitable opportunities, to negotiate acceptable terms, and to finance acquisitions. Titan will also face competition for suitable acquisition candidates, which may increase costs. In addition, acquisitions and divestitures require significant managerial attention, which may be diverted from current operations. Furthermore, acquisitions and divestitures of businesses or facilities entail a number of additional risks and challenges including: integrating acquisitions with existing operations; and separating operations in connection with dispositions; applying internal controls and processes throughout the acquired business; potential disruption of the Company's ongoing business; inability to maintain key customer, supplier, and employee relationships; potential that transactions do not produce satisfactory returns on a timely basis or at all; and exposure to unanticipated liabilities.

  International acquisitions or divestitures may be more complex and time consuming. Also, international acquisitions and divestitures may include a number of additional risks, including the integration of acquisitions or separation of divestitures in compliance with foreign laws and regulations and business and accounting systems.

  Subject to the terms of its existing indebtedness, the Company may finance future acquisitions with cash from operations, additional indebtedness, and/or by issuing additional equity securities. These commitments may impair the operation of Titan's businesses. In addition, the Company could face financial risks associated with incurring additional indebtedness, such as reducing liquidity and access to financing markets and increasing the amount of cash flow required to service such indebtedness.

ITEM 1B – UNRESOLVED STAFF COMMENTS

None.

ITEM 1C – CYBERSECURITY

The Company subscribes to a defense in depth strategy when it comes to cybersecurity and has processes in place to assist in the assessment, identification, and management of material risks from threats. The Company maintains technical and organizational safeguards, including employee training, incident response capability reviews, cybersecurity insurance and business continuity mechanisms for the protection of the Company's assets. From time to time, the Company's processes are audited and validated by internal and external experts. Semi-annually, the Company performs a risk mitigation assessment to assess and determine specific cybersecurity risks prevalent within the global information technology infrastructure and how those risks are mitigated. Further, through the use of an independent third-party service provider, the Company performs external penetration testing as well as internal network vulnerability testing to assess and identify gaps and vulnerabilities within the global information systems.

In the event of a cybersecurity breach, the Company would execute its incident response plan, which provides a structured response, including proper reporting and communication of the incident. When a cybersecurity incident is determined to be significant, it is addressed by Senior Director of Information Technology using processes that leverage subject-matter expertise from across the Company. Further, the Company typically will engage third-party advisors as part of our incident management processes. All cybersecurity incidents that are identified as having the potential to be highly significant to the Company are brought to the attention of SVP, Chief Financial Officer as part of our cybersecurity incident response processes. The Company's executive management would report such incidents to the Company's Board of Directors as deemed necessary based on the overall significance and impact to the Company.

Cybersecurity risk management is incorporated into our overall enterprise risk management program. As part of its enterprise risk management efforts, critical enterprise risks are assessed by senior management annually and discussed with the Company's Board of Directors.

There have been no recent incidents of cybersecurity breaches within the Company's information systems in the past three fiscal years. For additional information, refer to the section entitled "The Company may be adversely affected by a disruption in, or failure of, information technology systems" within Item 1A Risk Factors.

ITEM 2 – PROPERTIES

The Company's properties with total square footage above one million, all of which are owned by the Company, are detailed by the location, size, and focus of each facility as provided in the table below (amounts in thousands):

Location	Approximate square footage Owned	Use	Segment
Sao Paulo, Brazil	2,917	Manufacturing, distribution	All segments
Union City, Tennessee	2,212	Manufacturing, distribution	All segments
Volzhsky, Russia	2,153	Manufacturing, distribution	All segments
Des Moines, Iowa	1,930	Manufacturing, distribution	All segments
Quincy, Illinois	1,205	Manufacturing, distribution	All segments
Freeport, Illinois	1,202	Manufacturing, distribution	All segments

The Company's total properties by continent are detailed by the location, size, and focus as provided in the table below (amounts in thousands):

Location	Approximate square footage		Use	Segment
	Owned	Leased		
North America	7,450	664	Manufacturing, distribution	All segments
Europe, the Middle East, Africa	4,022	85	Manufacturing, distribution	All segments
Latin America	2,970	248	Manufacturing, distribution	All segments
Asia	315	301	Manufacturing, distribution	All segments
Others	—	146	Manufacturing, distribution	All segments

The Company considers each of its facilities to be in good condition and adequate for present use. Management believes that the Company has sufficient capacity to meet current market demand with the active facilities.

ITEM 3 – LEGAL PROCEEDINGS

The Company is subject, from time to time, to certain legal proceedings and claims arising out of the normal course of its business, which cover a wide range of matters, including environmental issues, product liability, contracts, and labor and employment matters. See Note 20 of the Notes to Consolidated Financial Statements for further discussion.

ITEM 4 – MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5 – MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the New York Stock Exchange (NYSE) under the symbol TWI. As of February 20, 2024, there were approximately 261 holders of record of Titan common stock. On June 11, 2020, the Board of Directors unanimously approved the suspension of the Company's quarterly common stock dividend until further notice.

PERFORMANCE COMPARISON GRAPH

The performance graph below compares cumulative total return on the Company's common stock over the past five years against the cumulative total return of the Standard & Poor's 600 Agricultural & Farm Machinery Index, and against the Standard & Poor's 500 Stock Index. The graph depicts the value on December 31, 2023, of a $100 investment made on December 31, 2018, in Company common stock and each of the other two indices, with all dividends reinvested. The stock price performance reflected below is based on historical results and is not necessarily indicative of future stock price performance.

The performance graph is not deemed to be "soliciting material" or to be "filed" with the SEC for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act) or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Titan under the Securities Act of 1933 or the Exchange Act.



COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN

			Fiscal Year Ended December 31,			
	2018	**2019**	**2020**	**2021**	**2022**	**2023**
Titan International, Inc.	$ 100.00	$ 78.42	$ 105.70	$ 238.37	$ 333.20	$ 323.63
S&P 500 Index	100.00	128.88	149.83	190.13	153.16	190.27
S&P 600 Agricultural & Farm Machinery Index	100.00	95.64	128.10	172.18	198.56	181.70

Issuer Purchases of Equity Securities

The following table is a summary of stock repurchases for the three months ended December 31, 2023:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total number of shares purchased as part of publicly announced plan or program	Approximate dollar value of shares that may yet be purchased under the plan or program[1][2] (in thousands)
October 1, 2023 to October 31, 2023	298,923	$ 13.00	298,923	$ 27,040
November 1, 2023 to November 30, 2023	475,000	$ 12.93	475,000	$ 20,882
December 1, 2023 to December 31, 2023	250,000	$ 13.81	250,000	$ 17,421
Total	1,023,923		1,023,923	

[1] On December 16, 2022, the Board of Directors authorized a share repurchase program allowing for the expenditure of up to $50.0 million for the repurchase of the Company's Common Stock. As of December 31, 2023, $17.4 million remains available for future share repurchases under the program. All shares in the table were purchased under the publicly announced repurchase program.

[2] The stock repurchase program is authorized through December 16, 2025, but the program may be suspended or terminated at any time at the Board of Director's discretion.

ITEM 6 [RESERVED]

Not required.

ITEM 7 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS
Management's discussion and analysis of financial condition and results of operations (MD&A) is designed to provide a reader of the financial statements included in this annual report with a narrative from the perspective of the management of Titan International, Inc. (together with its subsidiaries, Titan, or the Company) on Titan's financial condition, results of operations, liquidity, and other factors which may affect the Company's future results. You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes in "Item 8. Financial Statements and Supplementary Data." The following discussion includes forward-looking statements about our business, financial condition, and results of operations, including discussions about management's expectations for our business. These statements represent projections, beliefs, and expectations based on current circumstances and conditions and in light of recent events and trends, and you should not construe these statements either as assurances of performance or as promises of a given course of action. Instead, various known and unknown factors are likely to cause our actual performance and management's actions to vary, and the results of these variances may be both material and adverse. See "Forward-Looking Statements" and "Item 1A. Risk Factors" in Part 1 of this Form 10-K.

Russia-Ukraine Military Conflict
In February 2022, in response to the military conflict between Russia and Ukraine, the United States, other North Atlantic Treaty Organization member states, as well as non-member states, announced targeted economic sanctions on Russia, certain Russian citizens and enterprises. The continuation of the conflict has triggered additional economic and other sanctions enacted by the United States and other countries throughout the world. The scope of potential additional sanctions is unknown.

The Company maintains operations in Russia and any such economic sanctions may result in an adverse effect on its Russian operations. The Company currently owns 64.3% of the Voltyre-Prom, a leading producer of agricultural and industrial tires in Volgograd, Russia, which represents approximately 7% of consolidated assets of Titan as of both December 31, 2023 and December 31, 2022. The Russian operations represent approximately 6% of consolidated global sales for both the years ended December 31, 2023 and December 31, 2022.

As the military conflict in Ukraine exacerbates the global food crisis, Titan remains committed to the role it plays in the continuity of food supply and keeping essential goods moving, including its tire operation in Volgograd, Russia. Tires produced in the Voltyre-Prom facility are primarily sold into Commonwealth of Independent States (CIS) countries, located in Europe and Asia. This facility is in full compliance with all international sanctions on Russia. Titan has stopped any additional investments into this joint project and emphasizes that neither this operation, nor any other Titan operations, sell any products to the Russian military or other government agencies.

The potential impact of bans, sanction programs, and boycotts on our business is uncertain at the current time due to the fluid nature of the military conflict as it is unfolding. The potential impacts include supply chain and logistics disruptions, financial impacts including disruptions to the execution of banking transactions with certain Russian financial institutions, volatility in foreign exchange rates and interest rates, inflationary pressures on raw materials and energy, loss of operational control and/or assets, heightened cybersecurity threats and other restrictions. The military conflict between Russia and Ukraine has not had a significant impact on global operations and the Company continues to monitor the potential impacts on the business.

Brazilian Tax Credits

In June 2021, the Company's Brazilian subsidiaries received a notice that they had prevailed on an existing legal claim in regards to certain non-income (indirect) taxes that had been previously charged and paid. The matter specifically relates to companies' rights to exclude the state tax on goods circulation (a value-added-tax or VAT equivalent, known in Brazil as "ICMS") from the calculation of certain additional indirect taxes (specifically the program of social integration ("PIS") and contribution for financing of social security ("COFINS") levied by the Brazilian States on the sale of goods.

During the second quarter of 2023, one of the Company's Brazilian subsidiaries received a notice that they had prevailed on an additional legal claim in regards to the non-income (indirect) taxes credits that had been granted in a prior year ruling. The most recent ruling exempted from taxes, the interest benefit on the indirect tax credits granted in prior year. For the year ended December 31, 2023, the Company recorded indirect tax credits of $0.5 million within other income in the consolidated statements of operations. The Company also recorded a $2.6 million benefit within the provision for income taxes in the consolidated statements of operations for the year ended December 31, 2023.

During the second and third quarter of 2022, the Company submitted the related supporting documentation and received the approval from the Brazilian tax authorities for two of its Brazilian subsidiaries. For the year ended December 31, 2022, the Company recorded $32.0 million, within other income in the consolidated statements of operations. The Company also recorded $16.1 million of income tax expense associated with the recognition of these indirect tax credits for the year ended December 31, 2022. Of the $16.1 million income tax expense recorded, $9.4 million was recorded locally in Brazil, while the remaining $6.7 million was recorded to the US in accordance with the global intangible low-taxed income (GILTI) income tax requirements (refer to Note 17 to the consolidated financial statements). The Company fully utilized the credits against future PIS/COFINS and income tax obligations by the end of 2023.

BUSINESS

For a description of the Company's business and segments see Part 1, Item 1 of this Form 10-K.

MARKET CONDITIONS AND OUTLOOK

AGRICULTURAL MARKET OUTLOOK

Agriculture-related commodity prices continued to remain at historically high levels during 2023. Population growth, farmer income levels and the replacement of an aging large equipment fleet are market conditions which are anticipated to support continued demand for our products in the mid to long term time horizon. The agricultural market is experiencing a slowdown in customer demand in the near term, however, the underlying market conditions mentioned previously provide support for the mid to long term demand for our products. Many more variables, including weather, volatility in the price of commodities, grain prices, export markets, foreign currency exchange rates, interest rates, government policies, subsidies, and the demand for used equipment can greatly affect the Company's performance in the agricultural market in a given period.

EARTHMOVING/CONSTRUCTION MARKET OUTLOOK

The earthmoving/construction segment is affected by many variables, including commodity prices, road construction, infrastructure, government appropriations, housing starts, and other macroeconomic drivers. The construction market is primarily driven by country specific GDP and the need for infrastructure developments. The earthmoving/construction markets are experiencing some slowdown in OEM demand however, we expect the markets to stabilize over the mid to long term given the levels of mining capital budgets and forecasted GDP growth. Mineral commodity prices are at relatively high levels, which also supports the forecasted mid to long term growth.

CONSUMER MARKET OUTLOOK

The consumer market consists of several distinct product lines within different regions. These products include light truck tires, turf equipment, specialty products, including custom mixing of rubber stock, and train brakes. Some aspects of the markets are experiencing slowdown, most notably in Latin America, due to softness in the Brazilian economy. There are strong initiatives underway to bolster opportunities in various specialty products including mixing of rubber stock in the United States. The consumer segment pace of growth can vary from period to period and is affected by many variables including inflationary impacts, consumer spending, interest rates, government policies, and other macroeconomic drivers.

SUMMARY OF RESULTS OF OPERATIONS

The following table sets forth the Company's statement of operations expressed as a percentage of net sales for the periods indicated. This table and subsequent discussions should be read in conjunction with the Company's audited consolidated financial statements and notes thereto included elsewhere in this annual report.

	As a Percentage of Net Sales Year Ended December 31,	
	2023	2022
Net sales	100.0 %	100.0 %
Cost of sales	83.2	83.4
Gross profit	16.8	16.6
Selling, general and administrative expenses	7.4	6.1
Research and development	0.7	0.5
Royalty expense	0.5	0.5
Income from operations	8.2	9.5
Interest expense	(1.0)	(1.4)
Foreign exchange (loss) gain	(1.3)	—
Other income	0.1	1.2
Income before income taxes	6.0	9.3
Income tax provision	1.4	1.1
Net income	4.6 %	8.2 %
Net income attributable to noncontrolling interests	0.3	0.1
Net income attributable to Titan	4.3 %	8.1 %

In addition, the following table sets forth components of the Company's net sales classified by segment:

(amounts in thousands)	2023	2022	2021
Agricultural	$ 980,537	$ 1,192,239	$ 949,400
Earthmoving/construction	687,758	807,356	693,350
Consumer	153,505	169,785	137,465
Total	$ 1,821,800	$ 2,169,380	$ 1,780,215

FISCAL YEAR ENDED DECEMBER 31, 2023, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2022

RESULTS OF OPERATIONS

Highlights for the year ended December 31, 2023, compared to 2022 (amounts in thousands):

	2023	2022	% Increase (Decrease)
Net sales	$ 1,821,800	$ 2,169,380	(16.0)%
Cost of sales	1,515,951	1,808,670	(16.2)%
Gross profit	305,849	360,710	(15.2)%
Gross profit %	*16.8 %*	*16.6 %*	1.2 %
Selling, general and administrative expenses	134,938	132,792	1.6 %
Research and development expenses	12,539	10,404	20.5 %
Royalty expense	9,645	11,712	(17.6)%
Income from operations	$ 148,727	$ 205,802	(27.7)%

Net Sales
Net sales for the year ended December 31, 2023 were $1.82 billion, compared to $2.17 billion for the year ended December 31, 2022. Net sales change was across all segments and primarily driven by sales volume decrease caused by elevated inventory levels at our customers in the Americas, particularly OEM customers, lower levels of end customer demand in small agricultural equipment, and economic softness in Brazil. It was also impacted by negative price/mix which was primarily due to lower raw material and other input costs, most notably steel, and unfavorable foreign currency translation of 1.7% or $37.8 million. Additionally, the Company sold its Australian wheel business in the first quarter of 2022 which resulted in a reduction of net sales by 0.5% or $10.0 million for the year ended December 31, 2023, compared to the year ended December 31, 2022.

Cost of Sales and Gross Profit
Cost of sales was $1.52 billion for the year ended December 31, 2023, compared to $1.81 billion for 2022. The decrease in cost of sales was driven by the impact of decreases in sales volume. Gross profit for 2023 was $305.8 million, or 16.8% of net sales, compared to $360.7 million, or 16.6% of net sales, for 2022. The change in gross profit was driven by the impact of decreases in net sales, as described previously. The increase in gross margin was due to lower production input costs and productivity initiatives continuing to be executed across global production facilities.

Selling, General and Administrative Expenses
Selling, general and administrative (SG&A) expenses for the year ended December 31, 2023, were $134.9 million, or 7.4% of net sales, up 1.6%, compared to $132.8 million, or 6.1% of net sales, for 2022. The increase in SG&A was primarily due to general inflationary cost impacts, including personnel related costs.

Research and Development Expenses
Research and development (R&D) expenses for the year ended December 31, 2023, were $12.5 million, or 0.7% of net sales, compared to $10.4 million, or 0.5% of net sales, for 2022. R&D spending reflects continued initiatives to improve product designs and an ongoing focus on quality.

Royalty Expense
The Company has trademark license agreements with The Goodyear Tire & Rubber Company to manufacture and sell certain farm tires under the Goodyear name. These agreements cover sales in North America, Latin America, Europe, the Middle East, Africa, Russia, and other Commonwealth of Independent States countries. Royalty expenses for the year ended December 31, 2023 were $9.6 million compared to $11.7 million for 2022. The change in royalty expenses was due to the decrease in sales resulting in a decrease in the amount of royalty expense incurred.

Income from Operations
Income from operations for the year ended December 31, 2023 was $148.7 million, or 8.2% of net sales, compared to income of $205.8 million, or 9.5% of net sales, for 2022. The change in income was primarily due to lower net sales and the net result of the items previously discussed.

OTHER PROFIT/LOSS ITEMS

Interest Expense

Interest expense for 2023 and 2022 was $18.8 million and $29.8 million, respectively. Interest expense decreased due to the reduced borrowing under the Company's global credit facilities, and increased interest income associated with short-term financial investments in Latin America and the United States.

Foreign Exchange Loss (Gain)

Foreign currency loss was $22.8 million for the year ended December 31, 2023, compared to a gain of $0.9 million for the year ended December 31, 2022. The foreign exchange loss experienced for the year ended December 31, 2023 is primarily the result of an unfavorable impact of the movement of exchange rates in certain geographies in which we conduct business, particularly in Argentina and Turkey (refer to Note 1 to the consolidated financial statements).

The foreign exchange gain experienced for the year ended December 31, 2022 is primarily the result of a favorable impact of the movement of exchange rates in certain geographies in which we conduct business. The gain was partially offset by the loss from translation of intercompany loans at certain foreign subsidiaries, which are denominated in local currencies rather than the reporting currency, which is the United States dollar. Since such loans are expected to be settled at some point in the future, these loans are adjusted each reporting period to reflect the current exchange rates.

Other Income

Other income was $2.6 million for the year ended December 31, 2023, compared to other income of $25.4 million for 2022, a decrease of $22.8 million. The change was primarily attributable to other income in 2022 that did not occur in 2023 related to $32.0 million in indirect tax credits in Brazil and a loss of $10.9 million on sale of the Australian wheel business.

Provision for Income Taxes

The Company recorded tax expense for income taxes of $26.0 million and $23.2 million for the years ended December 31, 2023 and 2022, respectively. The Company's effective tax rate was 23.7% in 2023 and 11.4% in 2022. The change in the Company's effective tax rate is due to the impact from the federal and state valuation allowance release in 2022.

The Company's 2023 and 2022 income tax expense and rates differed from the amount of income tax determined by applying the U.S. Federal income tax rate to pre-tax income primarily as a result of foreign income tax rate differential on the mix of earnings, non-deductible royalty expenses in certain foreign jurisdictions, and certain permanent foreign inclusion items on the domestic provision. For 2022, income tax rate was favorably impacted by benefits from a valuation allowance release, which resulted in a tax benefit of $47.4 million.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 that includes, among other provisions, changes to the U.S. corporate income tax system, including a fifteen percent minimum tax based on "adjusted financial statement income," which is effective for tax years beginning after December 31, 2022, and a one percent excise tax on net repurchases of stock after December 31, 2022. Titan does not anticipate being materially impacted by the Corporate Alternative Minimum Tax and has not recorded a liability in its financial statements for it.

Net Income and Income per Share

Net income for the year ended December 31, 2023, was $83.7 million, compared to net income of $179.2 million for 2022. Basic earnings per share was $1.26 for the year ended December 31, 2023, compared to $2.80 for 2022. Diluted earnings per share was $1.25 for the year ended December 31, 2023, compared to $2.77 for 2022. The Company's net income and income per share changes were due to the items previously discussed.

SEGMENT INFORMATION

Segment Summary (Amounts in thousands)

2023	Agricultural	Earthmoving/ Construction	Consumer	Corporate/ Unallocated Expenses	Consolidated Totals
Net sales	$ 980,537	$ 687,758	$ 153,505	$ —	$ 1,821,800
Gross profit	163,026	110,690	32,133	—	305,849
Profit margin	16.6 %	16.1 %	20.9 %	— %	16.8 %
Income (loss) from operations	100,642	55,122	22,380	(29,417)	148,727
2022					
Net sales	$ 1,192,239	$ 807,356	$ 169,785	$ —	$ 2,169,380
Gross profit	193,585	135,788	31,337	—	360,710
Profit margin	16.2 %	16.8 %	18.5 %	— %	16.6 %
Income (loss) from operations	130,474	79,810	22,843	(27,325)	205,802

Agricultural Segment Results

Agricultural segment results were as follows:

(Amounts in thousands)	2023	2022	% Increase (Decrease)
Net sales	$ 980,537	$ 1,192,239	(17.8)%
Gross profit	163,026	193,585	(15.8)%
Profit margin	16.6 %	16.2 %	2.5 %
Income from operations	100,642	130,474	(22.9)%

Net sales in the agricultural market were $980.5 million for the year ended December 31, 2023, compared to $1,192.2 million for 2022. The net sales change was primarily due to lower sales volume in North and South America which was caused by actions taken by customers to reduce elevated inventory levels, most notably OEM customers, overall softness in demand for small agricultural equipment, and decline in Brazilian economic activity. The change in net sales was also impacted by negative price/product mix associated with lower steel prices, an unfavorable impact of foreign currency translation of 3.2%, and the effects of the disposed Australian business of 0.3%.

Gross profit in the agricultural market was $163.0 million, or 16.6% of net sales, for 2023, compared to $193.6 million, or 16.2% of net sales, for 2022. The change in gross profit was due to lower sales volume. The increase in profit margin was due to the measures taken to improve financial performance, along with lower raw material and other input costs, which have helped offset the impact of lower fixed cost leverage.

Income from operations in the agricultural market was $100.6 million for the year ended December 31, 2023, compared to $130.5 million for 2022. The overall change in income from operations was attributable to lower gross profit from a decrease in net sales.

Earthmoving/Construction Segment Results
Earthmoving/construction segment results were as follows:

(Amounts in thousands)		2023		2022	% Decrease
Net sales	$	687,758	$	807,356	(14.8)%
Gross profit		110,690		135,788	(18.5)%
Profit margin		16.1 %		16.8 %	(4.2)%
Income from operations		55,122		79,810	(30.9)%

The Company's earthmoving/construction market net sales were $687.8 million for the year ended December 31, 2023, compared to $807.4 million for the year ended December 31, 2022. The change in earthmoving/construction sales was primarily due to decreased volume in the Americas and the undercarriage business which was caused by elevated customer inventory levels and a slowdown at construction OEM customers. In addition, the net sales change was impacted by negative price/mix from lower raw material and other input costs, and the effects of the disposed Australian business of 0.8%. The change in net sales was partially offset by favorable impact of foreign currency translation of 0.3%,

Gross profit in the earthmoving/construction market was $110.7 million, or 16.1% of net sales, for the year ended December 31, 2023, compared to $135.8 million, or 16.8% of net sales, for the year ended December 31, 2022. The changes in gross profit and margin were primarily due to the lower sales volume, which also resulted in lower fixed cost leverage primarily in the Americas.

The Company's earthmoving/construction segment income from operations was $55.1 million for the year ended December 31, 2023, as compared to income of $79.8 million for 2022. The change was due to the decrease in sales volume and lower profitability.

Consumer Segment Results
Consumer segment results were as follows:

(Amounts in thousands)		2023		2022	% Increase (Decrease)
Net sales	$	153,505	$	169,785	(9.6)%
Gross profit		32,133		31,337	2.5 %
Profit margin		20.9 %		18.5 %	13.0 %
Income from operations		22,380		22,843	(2.0)%

Consumer market net sales were $153.5 million for the year ended December 31, 2023, compared to $169.8 million for 2022. The change was due to lower sales volumes, mainly in Latin America for light utility truck tires, where demand was lower from the softer economic conditions in the region, and elevated customer inventory levels. In addition, net sales were unfavorably impacted by negative price/product mix from lower raw material and other input costs, and foreign currency translation of 0.8%.

Gross profit from the consumer market was $32.1 million for 2023, or 20.9% of net sales, compared to $31.3 million, or 18.5% of net sales, for 2022. The increases in gross profit and margin were primarily due to positive product mix impact and lower raw material and other input costs, mainly in the undercarriage and the North American wheel operations.

Consumer segment income from operations was $22.4 million for the year ended December 31, 2023, compared to $22.8 million for 2022. The change was due to an increase in SG&A cost allocations to the consumer segment within the North American tire operations as compared to the prior year.

Corporate & Unallocated Expenses
Income from operations on a segment basis does not include corporate expenses of approximately $29.4 million and $27.3 million for the year ended December 31, 2023 and 2022, respectively. Unallocated expenses are primarily comprised of corporate selling, general and administrative expenses. The year-over-year change was related to the increase in certain SG&A expenses primarily associated with legal costs.

FISCAL YEAR ENDED DECEMBER 31, 2022, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2021

The comparison of the 2022 results to 2021 has been omitted from this Form 10-K and can be found in the Company's Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on February 27, 2023.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows
As of December 31, 2023, the Company had $220.3 million of cash, an increase of $60.7 million from December 31, 2022, due to the following items:

Operating Cash Flows
Summary of cash flows from operating activities:

(Amounts in thousands)	**Year ended December 31,**					
		2023		**2022**		**Change**
Net income	$	83,706	$	179,186	$	(95,480)
Depreciation and amortization		42,434		42,747		(313)
Loss on sale of the Australian wheel business		—		10,890		(10,890)
Deferred income tax benefit		(2,081)		(23,385)		21,304
Income on indirect taxes		(3,096)		(32,043)		28,947
Accounts receivable		42,871		(27,201)		70,072
Inventories		31,635		(19,598)		51,233
Prepaid and other current assets		17,596		11,366		6,230
Accounts payable		(62,725)		(7,754)		(54,971)
Other current liabilities		872		18,888		(18,016)
Other liabilities		2,039		516		1,523
Other operating activities		26,099		7,066		19,033
Net cash provided by operating activities	$	179,350	$	160,678	$	18,672

For the year ended December 31, 2023, operating activities provided cash of $179.4 million, driven by the net income of $83.7 million, and decreases in working capital components of $30.2 million. Included in net income of $83.7 million were non-cash items for depreciation and amortization of $42.4 million.

Cash provided by operating activities increased by $18.7 million when comparing the year ended December 31, 2023 to 2022. This increase was primarily due to focused working capital management centered on collections of accounts receivable and inventory management, resulting in improvements of $70.1 million and $51.2 million, respectively. The increase was partially offset by the changes in accounts payable and other current liabilities by $55.0 million and $18.0 million, respectively.

Summary of the components of cash conversion cycle:

	December 31, 2023	December 31, 2022
Days sales outstanding	51	48
Days inventory outstanding	104	86
Days payable outstanding	(57)	(57)
Cash conversion cycle	98	77

Cash conversion cycle increased by 21 days during 2023 from 2022, which was primarily due to the decreases in net sales in a short period of time, and cost of sales for the three months ended December 31, 2023, as compared to the three months ended December 31, 2022. Inventory management is critical for the business in preparation for the future periods to supply customers efficiently, which was the driver of increased days in inventory at the end of December 31, 2023.

Investing Cash Flows

Summary of cash flows from investing activities:

(Amounts in thousands)	Year ended December 31,		
	2023	2022	Change
Capital expenditures	$ (60,799)	$ (46,974)	$ (13,825)
Proceeds from sale of investments	2,085	9,293	(7,208)
Other investing activities	1,791	930	861
Cash used for investing activities	$ (56,923)	$ (36,751)	$ (20,172)

Net cash used for investing activities was $56.9 million in 2023, compared to cash used for investing activities of $36.8 million in 2022. The Company invested a total of $60.8 million in capital expenditures in 2023, compared to $47.0 million in 2022. Capital expenditures represent plant equipment replacement and improvements, along with new tools, dies and molds related to new product development. The overall capital outlay for 2023 increased as the Company seeks to enhance the Company's existing facilities and manufacturing capabilities and drive plant efficiency and labor productivity gains. Cash provided by investing activities includes $2.1 million in proceeds from the sale of investments in 2023, and $9.3 million from the proceeds of the sale of the Australian wheel business in 2022.

Financing Cash Flows

Summary of cash flows from financing activities:

(Amounts in thousands)	Year ended December 31,		
	2023	2022	Change
Proceeds from borrowings	$ 6,666	$ 88,940	$ (82,274)
Payment on debt	(27,608)	(124,739)	97,131
Repurchase of common stock	(32,579)	(25,000)	(7,579)
Other financing activities	(2,495)	(511)	(1,984)
Cash used for financing activities	$ (56,016)	$ (61,310)	$ 5,294

Net cash used for financing activities was $56.0 million in 2023. Payment on debt of $27.6 million and repurchase of common stock of $32.6 million were offset partially by proceeds from borrowings of $6.7 million. In 2022, the Company borrowed on the domestic revolving credit facility during the first quarter to facilitate the repurchasing of the Company's common stock from RDIF, and subsequently repaid the borrowing during the second quarter as cash flow improved.

Debt Restrictions

The Company's revolving credit facility (credit facility) and indenture relating to the 7.00% senior secured notes due 2028 contain various restrictions which include:

- When remaining availability under the credit facility is less than 10% of the total commitment under the credit facility ($12.5 million as of December 31, 2023), the Company is required to maintain a minimum fixed charge coverage ratio of not less than 1.0 to 1.0 (calculated quarterly on a trailing four quarter basis);

- Limits on dividends and repurchases of the Company's stock;

- Restrictions on the ability of the Company to make additional borrowings, or to consolidate, merge, or otherwise fundamentally change the ownership of the Company;

- Limitations on investments, dispositions of assets, and guarantees of indebtedness; and

- Other customary affirmative and negative covenants.

These restrictions could limit the Company's ability to respond to market conditions, provide for unanticipated capital investments, raise additional debt or equity capital, pay dividends, or take advantage of business opportunities, including future acquisitions. The Company is in compliance with these debt covenants at December 31, 2023.

Guarantor Financial Information

The Company's 7.00% senior secured notes due 2028 are guaranteed by the following 100% owned subsidiaries of the Company: Titan Tire Corporation, Titan Tire Corporation of Bryan, Titan Tire Corporation of Freeport, and Titan Wheel Corporation of Illinois. The note guarantees are full and unconditional, joint and several obligations of the guarantors. The guarantees of the guarantor subsidiaries are subject to release in limited circumstances only upon the occurrence of certain customary conditions.

The following summarized financial information of both the Company and the Guarantor Subsidiaries ("Guarantors") is presented on a combined basis. Intercompany balances and transactions between the Company and the Guarantors have been eliminated and the summarized financial information does not reflect investments of the Company or the Guarantors in the Non-Guarantor Subsidiaries. The information is presented in accordance with the requirements of Rule 13-01 under the SEC's Regulation S-X. The financial information may not necessarily be indicative of results of operations or financial position had the guarantor subsidiary operated as an independent entity.

Summarized Balance Sheets:

(Amounts in thousands)

	December 31, 2023
Assets	
Current assets	$ 93,339
Property, plant, and equipment, net	88,739
Intercompany accounts, non-guarantor subsidiaries	486,860
Other long-term assets	72,678
Liabilities	
Current liabilities	83,198
Long-term debt	396,277
Other long-term liabilities	4,626

Summarized Statement of Operations:

(Amounts in thousands)

	Year ended December 31, 2023
Net sales	$ 776,916
Gross profit	107,429
Income from operations	40,031
Net income	18,379

LIQUIDITY OUTLOOK

The Company does not anticipate significant liquidity constraints during the foreseeable future. At December 31, 2023, the Company had $220.3 million of cash and cash equivalents. Titan's availability under this credit facility may be less than $125 million as a result of outstanding letters of credit and eligible accounts receivable and inventory balances at certain domestic subsidiaries. Based on eligible accounts receivable and inventory balances, the Company's amount available for borrowing totaled $96.2 million at December 31, 2023. With outstanding letters of credit totaling $6.2 million the net amount available for borrowing under the credit facility totaled $90.0 million at December 31, 2023. The cash and cash equivalents balance of $220.3 million includes $186.1 million held in foreign countries.

Capital expenditures for 2024 are forecasted to be approximately $55 million to $60 million. These capital expenditures are anticipated to be used primarily to continue to enhance the Company's existing facilities and manufacturing capabilities and drive productivity gains, along with the purchase of new tools, dies and molds related to new product development.

Cash payments for interest are currently forecasted to be approximately $30 million in 2024, based on the Company's year-end 2023 debt balances and debt maturities. The forecasted interest payments are comprised primarily of the semi-annual interest payments totaling approximately $28 million (paid in April and October) for the 7.00% senior secured notes.

Cash and cash equivalents along with anticipated internal cash flows from operations and utilization of availability on global credit facilities, are expected to provide sufficient liquidity for working capital needs, debt maturities, and capital expenditures. Potential divestitures and unencumbered assets are also a means to provide for future liquidity needs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our significant accounting policies are described in Note 1. Description of Business and Significant Accounting Policies to the consolidated financial statements. Preparation of financial statements and related disclosures in compliance with accounting principles generally accepted in the United States of America requires the application of technical accounting rules and guidance, as well as the use of estimates. The Company's application of such rules and guidance involves assumptions that require difficult subjective judgments regarding many factors, which, in and of themselves, could materially impact the financial statements and disclosures. A future change in the estimates, assumptions, or judgments applied in determining the following matters, among others, could have a material impact on future financial statements and disclosures.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the respective tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to apply in the years the temporary differences are expected to be settled or realized. Management's judgment is required to determine the provision for income taxes, deferred tax assets and liabilities, and valuation allowances against deferred tax assets.

Management records a reduction to the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not such assets will not be realized. The valuation of deferred tax assets requires judgment in assessing future profitability by year, including the impact of tax planning strategies, relative to the expiration dates, if any, of the assets.

Management considers both positive and negative evidence when measuring the need for a valuation allowance. The weight given to the evidence is commensurate with the extent to which it may be objectively verified. Current and cumulative financial reporting results are a source of objectively verifiable evidence. Management gives operating results during the most recent three-year period a significant weight in our analysis. Management considers whether positive cumulative operating results exist in the most recent three-year period. Management performs scheduling exercises as needed to determine if sufficient taxable income of the appropriate character exists in the periods required in order to realize our deferred tax assets with limited lives (such as tax loss carryforwards and tax credits) prior to their expiration. Management also considers prudent tax planning strategies (including an assessment of their feasibility) to accelerate taxable income if required to utilize expiring deferred tax assets. A valuation allowance is not required to the extent that, in our judgment, positive evidence exists with a magnitude and duration sufficient to result in a conclusion that it is more likely than not that our deferred tax assets will be realized. See Note 17 to the consolidated financial statements for additional information on the composition of valuation allowances.

Retirement Benefit Obligations

Pension benefit obligations are based on various assumptions used by third-party actuaries in calculating these amounts. These assumptions include discount rates, expected return on plan assets, mortality rates, and other factors. Revisions in assumptions and actual results that differ from the assumptions affect future expenses, cash funding requirements, and obligations. The Company has three frozen defined benefit pension plans in the United States and pension plans in several foreign countries. For more information concerning these obligations, see Note 18 of the Notes to Consolidated Financial Statements for additional information.

The effect of hypothetical changes to selected assumptions on the Company's frozen pension benefit obligations would be as follows (amounts in thousands):

Assumptions	Percentage Change	December 31, 2023 Increase (Decrease) PBO (a)	December 31, 2023 Increase (Decrease) Equity	2024 Increase (Decrease) Expense
Pension				
Discount rate	+/-5	$(2,524)/$2,698	$2,432/$(2,601)	$2/$3
Expected return on assets	+/-5			$(395)/$398

    (a) Projected benefit obligation (PBO) for pension plans.

MARKET RISK

Foreign Currency Risk

The Company is exposed to the impact of foreign currency fluctuations in certain countries in which it operates. The exposure to foreign currency movements is limited in many countries because the operating revenues and expenses of the Company's various subsidiaries and business units are substantially in the local currency of the country in which they operate. To the extent that borrowings, sales, purchases, revenues, expenses or other transactions are not in the local currency of the subsidiary, the Company is exposed to currency risk and may enter into foreign exchange derivative contracts to mitigate the currency risk. The Company is exposed to fluctuations in the Brazilian real, British pound, Euro, Russian ruble, Argentinian pesos, Turkish Lira and other global currencies. A hypothetical adverse change of 10% in foreign currency exchange rates would have reduced foreign currency-denominated net assets and stockholders' equity by approximately $17.0 million at December 31, 2023.

Commodity Price Risk

The Company does not generally enter into long-term commodity pricing contracts to hedge its exposures to commodity market price fluctuations. Periodically, the Company does enter into derivative commodity instruments to hedge the exposure to fluctuations in steel prices in North America. The Company is exposed to price fluctuations of its key commodities, which consist primarily of steel, natural rubber, synthetic rubber, and carbon black. The Company attempts to pass on certain material price increases and decreases to its customers, depending on market conditions.

Interest Rate Risk

The Company is exposed to interest rate risk on its variable debt. The Company has a $125 million credit facility that has a variable interest rate. As of December 31, 2023, the amount available under the credit facility was $90.0 million. If the credit facility were fully drawn to available funds, a change in the interest rate of 100 basis points, or 1%, would have changed the Company's interest expense by approximately $0.9 million. At December 31, 2023, there were no borrowings under the credit facility.

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to Part II, Item 7 of this report.

ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to Part IV, Item 15 of this report, "Exhibits and Financial Statement Schedules."

ITEM 9 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Titan management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, Titan's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Titan in the reports that it files or submits under the Exchange Act are recorded, processed, summarized, and reported accurately and within the time frames specified in the SEC's rules and forms and accumulated and communicated to Titan management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in Titan's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fourth quarter of fiscal 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Titan management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. Internal control over financial reporting includes those policies, procedures, and activities that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Titan management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the "Internal Control-Integrated Framework (2013)." Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2023.

Inherent Limitations on the Effectiveness of Controls

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 9B – OTHER INFORMATION

Rule 10b5-1 Trading Plans Adopted by Officers and Directors in the Fourth Quarter

During the fiscal quarter ending December 31, 2023, none of our directors or officers as defined in Rule 16a-1 under the Exchange Act adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408 of Regulation S-K.

ITEM 9C – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10 – DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Directors

Information required by this item regarding the Company's directors is incorporated herein by reference to the Company's 2024 Proxy Statement under the captions "Proposal #1 - Election of Directors," "Committees of the Board of Directors; Meetings" and "Corporate Governance."

Executive Officers

The names, ages, and positions of all executive officers of the Company are listed below, followed by a brief account of their business experience during the past five years. Officers are normally appointed annually by the Board of Directors at a meeting immediately following the Annual Meeting of Stockholders. There is no arrangement or understanding between any officer and any other person pursuant to which an officer was selected.

Paul G. Reitz, 51, joined the Company in July 2010 as Chief Financial Officer. Mr. Reitz was appointed President in February 2014. In December 2016, Mr. Reitz was appointed President and Chief Executive Officer.

David A. Martin, 56, joined the Company in June 2018 as Chief Financial Officer. Prior to joining Titan, Mr. Martin served from 1993 to 2018 in various roles at Aegion Corporation, a global technology/service provider maintaining, protecting and strengthening infrastructure, primarily pipelines, that was listed on the NASDAQ Global Select Market. Mr. Martin's roles included Chief Financial Officer from 2007 to November 2017.

Michael G. Troyanovich, 66, joined the Company in August 2011 as Assistant General Counsel. Mr. Troyanovich was appointed Secretary in December 2012, and General Counsel in June 2013.

Tony C. Eheli, 46, joined the Company in March 2021 as Vice President and Chief Accounting Officer. Prior to joining Titan, Mr. Eheli served from 2011 to 2021 in various roles at Danaher Corporation, including as a Global Director of Financial Planning and Analysis and as a Global Corporate Controller of two separate divisions of Danaher.

Business Conduct Policy

The Company adopted a business conduct policy, which is applicable to directors, officers and employees. The Company has also adopted corporate governance guidelines. The business conduct policy and corporate governance guidelines are available under the Investor Relations section of the Company's website, www.titan-intl.com. The Company intends to satisfy disclosure requirements regarding amendments to or waivers from its business conduct policy by posting such information on its website. Printed copies of the business conduct policy and corporate governance guidelines are available, without charge, by writing to: Titan International, Inc., c/o Corporate Secretary, 1525 Kautz Road, Suite 600, West Chicago, IL 60185.

ITEM 11 – EXECUTIVE COMPENSATION

Information required by this item regarding executive compensation is incorporated herein by reference to the Company's 2024 Proxy Statement under the caption "Compensation of Executive Officers."

ITEM 12– SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item regarding security ownership is incorporated herein by reference to the Company's 2024 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management."

ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this item regarding relationships and related party transactions is incorporated herein by reference to the Company's 2024 Proxy Statement under the captions "Certain Relationships and Related Party Transactions" and "Corporate Governance".

ITEM 14 – PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this item regarding audit fees and services is incorporated by reference herein to the Company's 2024 Proxy Statement under the caption "Audit and Other Fees."

PART IV

ITEM 15 – EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

TITAN INTERNATIONAL, INC.
Exhibit Index
Annual Report on Form 10-K

Exhibit No.	DESCRIPTION
3.1 (a)	Titan International, Inc. Amended and Restated Certificate of Incorporation
3.2 (a)	Bylaws of the Company
4.1*	Description of Securities of the Registrant
4.2 (b)	Indenture, dated as of April 22, 2021, among Titan, the Guarantors named therein, the Trustee and the Collateral Trustee
4.3 (b)	Registration Rights Agreement, dated as of April 22, 2021, among, Titan, the Guarantors named therein, and Goldman Sachs & Co. LLC, as representative of the initial purchasers of the Senior Secured Notes due 2028
10.1 (c)	Equity Incentive Plan
10.2 (d)	Paul G. Reitz Employment Agreement
10.3 (e)	Paul G. Reitz Employment Agreement Amendment
10.4 (f)	Michael G. Troyanovich Employment Agreement
10.5 (g)	David A. Martin Employment Agreement
10.6 (h)	Trademark License Agreement with The Goodyear Tire & Rubber Company **
10.7 (i)	Agreement, dated as of February 26, 2016, by and among the Company and MHR Institutional Partners III LP, MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Institutional Advisors III LLC, MHR Advisors LLC, MHRC LLC, MHR Fund Management LLC, MHR Holdings LLC and Mark H. Rachesky
10.8 (j)	Audit Committee Observer Agreement, dated as of September 29, 2016
10.9 (k)	Credit and Security Agreement with agent BMO Harris Bank N. A., dated as of February 17, 2017
10.10 (l)	Shareholders' Agreement, dated July 9, 2013, between Titan International, Inc., Titan Luxembourg S.A.R.L., OEP 11 Cooperatief U.A., Rubber Cooperatief U.A., and Titan Tire Russia B.V.
10.11 (m)	Amendment, dated as of February 25, 2019, to the February 26, 2016, Agreement by and among the Company and MHR Institutional Partners III LP, MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Institutional Advisors III LLC, MHR Advisors LLC, MHRC LLC, MHR Fund Management LLC, MHR Holdings LLC and Mark H. Rachesky
10.12 (n)	Second Amendment to Credit and Security Agreement with agent BMO Harris Bank N. A. dated as of May 17, 2019
10.13 (o)	Third Amendment to Credit and Security Agreement with agent BMO Harris Bank N. A. dated as of February 25, 2021
10.14 (p)	Fifth Amendment to Credit and Security Agreement with agent BMO Harris Bank N. A. dated as of October 28, 2021
10.15 (q)	Stock Purchase Agreement dated as of February 1, 2022 by and among Titan International, Inc., RDIF Investment Management-28 LLL, Co-Investment Partnership I L.P., and Co-Investment Partnership II C.V.
10.16 (r)***	Global Long-Term Agreement dated June 1, 2022 between Titan International, Inc. and Deere & Company.
21*	Subsidiaries of the Registrant
22*	List of Subsidiary Guarantors
23*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97*	Compensation Recovery Policy
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith

** Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

***Certain portions of this document that contain confidential information have been redacted in accordance with Regulation S-K Item 601(b)(10)(iv).

(a) Incorporated by reference to the same numbered exhibit contained in the Company's Current Report on Form 8-K filed on June 29, 2015 (No. 1-12936).

(b) Incorporated by reference to the same numbered exhibit contained in the Company's Current Report on Form 8-K filed on April 22, 2021 (No. 1-12936).

(c) Incorporated by reference to Appendix A of the Company's Definitive Proxy Statement filed on April 30, 2021.

(d) Incorporated by reference to exhibit 10.1 contained in the Company's Current Report on Form 8-K filed on December 23, 2015 (No. 1-12936).

(e) Incorporated by reference to exhibit 10.3 contained in the Company's Current Report on Form 8-K filed on December 9, 2016 (No. 1-12936).

(f) Incorporated by reference to exhibit 10.3 contained in the Company's Current Report on Form 8-K filed on December 23, 2015 (No. 1-12936).

(g) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on June 15, 2018 (No. 1-12936).

(h) Incorporated by reference to exhibit 10.1 contained in the Company's Form 10-Q for the quarterly period ended March 31, 2016 (No. 1-12936).

(i) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on February 29, 2016 (No. 1-12936).

(j) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on October 3, 2016 (No. 1-12936).

(k) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on February 23, 2017 (No. 1-12936).

(l) Incorporated by reference to exhibit 10 contained in the Company's Form 10-Q for the quarterly period ended September 30, 2018 (No. 1-12936).

(m) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on February 25, 2019 (No 1-12936).

(n) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on May 21, 2019 (No 1-12936).

(o) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on February 26, 2021 (No 1-12936).

(p) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on October 28, 2021 (No 1-12936).

(q) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on February 4, 2022 (No. 1-12936).

(r) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on June 17, 2022 (No. 1-12936).

ITEM 16 – FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN INTERNATIONAL, INC.
(Registrant)

Date: February 29, 2024   **By:** /s/ PAUL G. REITZ

Paul G. Reitz

President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 29, 2024.

Signatures	Capacity
/s/ PAUL G. REITZ	President, Chief Executive Officer and Director
Paul G. Reitz	(Principal Executive Officer)
/s/ DAVID A. MARTIN	SVP and Chief Financial Officer
David A. Martin	(Principal Financial Officer)
/s/ TONY C. EHELI	VP, Chief Accounting Officer
Tony C. Eheli	(Principal Accounting Officer)
/s/ MAURICE M. TAYLOR JR.	Chairman
Maurice M. Taylor Jr.	
/s/ RICHARD M. CASHIN JR.	Director
Richard M. Cashin Jr.	
/s/ MAX A. GUINN	Director
Max A. Guinn	
/s/ DR. MARK RACHESKY	Director
Dr. Mark Rachesky	
/s/ ANTHONY L. SOAVE	Director
Anthony L. Soave	
/s/ LAURA K. THOMPSON	Director
Laura K. Thompson	

Management's Responsibility for Financial Statements

Management is responsible for the preparation of the Company's consolidated financial statements included in this annual report on Form 10-K. Management believes that the consolidated financial statements fairly reflect the Company's financial transactions and the financial statements reasonably present the Company's financial position and results of operations in conformity with accounting principles generally accepted in the United States of America.

The Board of Directors of the Company has an Audit Committee comprised entirely of outside directors who are independent of management. The Committee meets periodically with management, the internal auditors, and the independent registered public accounting firm to review accounting control, auditing, and financial reporting matters. The Audit Committee is responsible for the appointment of the independent registered public accounting firm and approval of their fees.

The independent registered public accounting firm audits the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statements as of December 31, 2023 have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Titan International, Inc.

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Titan International, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 29, 2024 expressed an unqualified opinion.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Realizability of Deferred Tax Assets - *Italy*
As described in Note 17 to the consolidated financial statements, deferred tax assets are reduced by a valuation allowance if in management's judgement it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Once established, the valuation allowance is released when, based on the evaluation of positive and negative evidence, management concludes that related deferred tax assets are more likely than not to be realized. During the year ended December 31, 2023, management concluded that negative evidence outweighed the positive evidence regarding a potential release of its valuation allowance related to the Company's deferred tax assets in Italy.

The principal considerations for our determination that the realizability of Italian deferred tax assets is a critical audit matter are (i) the significant judgement by management when determining the realizability of deferred tax assets (ii) the high degree of auditor judgement and subjectivity in performing procedures and evaluating audit evidence related to management's assessment of the realization of deferred tax assets.

The following are the primary procedures we performed to address this critical audit matter.
- We tested forecasted revenues and profitability used to evaluate the unrealizability of deferred tax assets by assessing the reasonableness of management's forecast compared to historical results and forecasted industry trends.
- We evaluated the historical three-year cumulative income analysis used to determine the unrealizability of deferred tax assets.
- We evaluated the positive and negative evidence available to support management's assessment of the unrealizability of the deferred tax assets.
- We utilized individuals with specialized skill and knowledge in income taxes to assist in the evaluation of positive and negative evidence, the analysis of the deferred tax assets and conclusions reached.

- We evaluated the applicable disclosures related to the valuation allowance.

/s/ Grant Thornton LLP

We have served as the Company's auditor since 2012.

Southfield, Michigan
February 29, 2024

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Titan International, Inc.

Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of Titan International, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2023, and our report dated February 29, 2024 expressed an unqualified opinion on those financial statements.

Basis for opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Grant Thornton LLP

Southfield, Michigan
February 29, 2024

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except per share data)

	Year ended December 31,		
	2023	**2022**	**2021**
Net sales	$ 1,821,800	$ 2,169,380	$ 1,780,215
Cost of sales	1,515,951	1,808,670	1,542,673
Gross profit	305,849	360,710	237,542
Selling, general and administrative expenses	134,938	132,792	131,772
Research and development expenses	12,539	10,404	10,104
Royalty expense	9,645	11,712	10,491
Income from operations	148,727	205,802	85,175
Interest expense, net	(18,785)	(29,796)	(32,221)
Loss on senior note repurchase	—	—	(16,020)
Foreign exchange (loss) gain	(22,822)	927	12,020
Other income	2,628	25,420	2,086
Income before income taxes	109,748	202,353	51,040
Provision for income taxes	26,042	23,167	1,149
Net income	83,706	179,186	49,891
Net income attributable to noncontrolling interests	4,946	2,884	305
Net income attributable to Titan and applicable to common shareholders	$ 78,760	$ 176,302	$ 49,586
Earnings per common share:			
Basic	$ 1.26	$ 2.80	$ .80
Diluted	$ 1.25	$ 2.77	$ .79
Average common shares and equivalents outstanding:			
Basic	62,452	63,040	62,100
Diluted	62,961	63,691	62,685

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(All amounts in thousands)

		Year ended December 31,				
		2023		**2022**		**2021**
Net income	$	83,706	$	179,186	$	49,891
Derivative (loss) gain		(484)		1,263		374
Currency translation adjustment, net		22,267		(6,507)		(42,338)
Pension liability adjustments, net of tax of $(2,663), $(383), and $39, respectively		6,939		1,115		12,308
Comprehensive income		112,428		175,057		20,235
Net comprehensive income (loss) attributable to noncontrolling interests		956		4,030		(125)
Comprehensive income attributable to Titan	$	111,472	$	171,027	$	20,360

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data)

		December 31,		
		2023		**2022**
Assets				
Current assets				
Cash and cash equivalents	$	220,251	$	159,577
Accounts receivable, net		219,145		266,758
Inventories		365,156		397,223
Prepaid and other current assets		72,229		86,070
Total current assets		876,781		909,628
Property, plant and equipment, net		321,694		296,605
Operating lease assets		11,955		8,932
Deferred income taxes		38,033		38,736
Other long-term assets		40,782		30,729
Total assets	$	1,289,245	$	1,284,630
Liabilities				
Current liabilities				
Short-term debt	$	16,913	$	30,857
Accounts payable		201,201		263,376
Other current liabilities		154,261		151,928
Total current liabilities		372,375		446,161
Long-term debt		409,178		414,761
Deferred income taxes		2,234		3,425
Other long-term liabilities		38,043		37,145
Total liabilities		821,830		901,492
Commitments and contingencies: Notes 9, 20, 21 and 22				
Equity				
Titan stockholders' equity				
Common stock ($0.0001 par, 120,000,000 shares authorized, 66,525,269 issued at December 2023 and 66,525,269 at December 2022)		—		—
Additional paid-in capital		569,065		565,546
Retained earnings		169,623		90,863
Treasury stock (at cost, 5,809,414 shares at December 2023 and 3,681,308 shares at December 2022)		(52,585)		(23,418)
Accumulated other comprehensive loss		(219,043)		(251,755)
Total Titan stockholders' equity		467,060		381,236
Noncontrolling interests		355		1,902
Total equity		467,415		383,138
Total liabilities and equity	$	1,289,245	$	1,284,630

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(All amounts in thousands, except share data)

	Number of common shares	Common stock	Additional paid-in capital	Retained earnings (deficit)	Treasury stock	Accumulated other comprehensive income (loss)	Total Titan Equity	Non-controlling interest	Total Equity
Balance January 1, 2021	61,376,981	$ —	$ 532,742	$ (135,025)	$ (1,199)	$ (217,254)	$ 179,264	$ (2,999)	$ 176,265
Net income				49,586			49,586	305	49,891
Currency translation adjustment, net of tax						(41,908)	(41,908)	(430)	(42,338)
Pension liability adjustments, net of tax						12,308	12,308		12,308
Derivative gain						374	374		374
Stock-based compensation	827,277		3,363		78		3,441		3,441
Issuance of common stock under 401(k) plan	175,267		1,235				1,235		1,235
VIE deconsolidation and distributions							—	996	996
RDIF settlement	4,032,259		25,000				25,000		25,000
Balance December 31, 2021	66,411,784	$ —	$ 562,340	$ (85,439)	$ (1,121)	$ (246,480)	$ 229,300	$ (2,128)	$ 227,172
Net income				176,302			176,302	2,884	179,186
Currency translation adjustment, net of tax						(7,653)	(7,653)	1,146	(6,507)
Pension liability adjustments, net of tax						1,115	1,115		1,115
Derivative gain						1,263	1,263		1,263
Stock-based compensation	339,791		2,151		2,131		4,282		4,282
Issuance of common stock and treasury stock under 401(k) plan	124,645		1,055		572		1,627		1,627
Common stock repurchase	(4,032,259)				(25,000)		(25,000)		(25,000)
Balance December 31, 2022	62,843,961	$ —	$ 565,546	$ 90,863	$ (23,418)	$ (251,755)	$ 381,236	$ 1,902	$ 383,138
Net income				78,760			78,760	4,946	83,706
Currency translation adjustment, net of tax						26,257	26,257	(3,990)	22,267
Pension liability adjustments, net of tax						6,939	6,939		6,939
Derivative loss						(484)	(484)		(484)
Stock-based compensation	381,241		2,819		2,416		5,235		5,235
Issuance of treasury stock under 401(k) plan	144,439		780		996		1,776		1,776
Common stock repurchase	(2,653,786)				(32,579)		(32,579)		(32,579)
Sale of investment							—	(2,135)	(2,135)
Acquisition of additional non-controlling interest			(80)				(80)	(368)	(448)
Balance December 31, 2023	60,715,855	$ —	$ 569,065	$ 169,623	$ (52,585)	$ (219,043)	$ 467,060	$ 355	$ 467,415

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

			Year ended December 31,			
Cash flows from operating activities:		**2023**		**2022**		**2021**
Net income	$	83,706	$	179,186	$	49,891
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		42,434		42,747		47,991
Loss on sale of the Australian wheel business		—		10,890		—
Loss on senior note repurchase		—		—		16,020
Deferred income tax provision (benefit)		(2,081)		(23,385)		(14,180)
Income on indirect taxes		(3,096)		(32,043)		—
Gain on fixed asset and investment sale		(644)		(216)		(569)
Stock-based compensation		5,235		4,282		3,441
Issuance of stock under 401(k) plan		1,776		1,627		1,235
Foreign currency loss (gain)		19,734		2,661		(8,930)
(Increase) decrease in assets:						
Accounts receivable		42,871		(27,201)		(74,736)
Inventories		31,635		(19,598)		(112,850)
Prepaid and other current assets		17,596		11,366		(15,671)
Other assets		(2)		(1,288)		(5,298)
Increase (decrease) in liabilities:						
Accounts payable		(62,725)		(7,754)		121,189
Other current liabilities		872		18,888		14,781
Other liabilities		2,039		516		(11,588)
Net cash provided by operating activities		179,350		160,678		10,726
Cash flows from investing activities:						
Capital expenditures		(60,799)		(46,974)		(38,802)
Proceeds from sale of investments		2,085		9,293		—
Other investing activities		1,791		930		1,203
Net cash used for investing activities		(56,923)		(36,751)		(37,599)
Cash flows from financing activities:						
Proceeds from borrowings		6,666		88,940		497,149
Repurchase of senior secured notes		—		—		(413,000)
Payment on debt		(27,608)		(124,739)		(69,182)
Repurchase of common stock		(32,579)		(25,000)		—
Other financing activities		(2,495)		(511)		(1,021)
Net cash (used for) provided by financing activities		(56,016)		(61,310)		13,946
Effect of exchange rate changes on cash		(5,737)		(1,148)		(6,396)
Net increase (decrease) in cash and cash equivalents		60,674		61,469		(19,323)
Cash and cash equivalents, beginning of year		159,577		98,108		117,431
Cash and cash equivalents, end of year	$	220,251	$	159,577	$	98,108
Supplemental information:						
Interest paid	$	30,269	$	31,604	$	34,578
Income taxes paid, net of refunds received	$	21,801	$	24,105	$	16,263

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business
Titan International, Inc. and its subsidiaries (Titan or the Company) are leading manufacturers of wheels, tires, and undercarriage systems and components for off-highway vehicles used in the agricultural, earthmoving/construction, and consumer segments. Titan manufactures both wheels and tires for the majority of these market applications, allowing the Company to provide the value-added service of delivering complete wheel and tire assemblies. The Company offers a broad range of products that are manufactured to meet the specifications of original equipment manufacturers (OEMs) and/or the requirements of aftermarket customers.

Principles of consolidation
The consolidated financial statements include the accounts of all majority-owned subsidiaries and variable interest entities in which Titan is the primary beneficiary. Investments in companies in which Titan does not own a majority interest, but which Titan has the ability to exercise significant influence over operating and financial policies are accounted for using the equity method. Investments in other companies are carried at cost. All significant intercompany accounts and transactions have been eliminated.

Cash and cash equivalents
The Company considers short-term debt securities with an original maturity of three months or less to be cash equivalents. The cash in the Company's U.S. banks is not fully insured by the Federal Deposit Insurance Corporation. The Company had $186.1 million and $132.8 million of cash in foreign bank accounts at December 31, 2023 and 2022, respectively. The Company's cash in its foreign bank accounts is not fully insured.

Accounts receivable and allowance for credit loss
The Company carries its accounts receivable at their face amounts less an allowance for credit loss. An allowance for credit loss is recorded based upon the best estimate of credit losses in accounts receivable.   In order to monitor credit risks associated with our customer base, credit worthiness of our existing customer base is reviewed on a periodic basis. At the end of each reporting period, the allowance for credit loss is reviewed relative to management's collectability assessment and adjusted if deemed necessary. The factors considered in this review include known bad debt risks and past loss history. Actual collection experience may differ from the current estimate of net receivables.

Concentration of Credit Risk
Titan's 10 largest customers accounted for 40% of net sales for the year ended December 31, 2023, and 43% of net sales for the year ended December 31, 2022. Net sales to Deere & Company in Titan's agricultural, earthmoving/construction, and consumer segments combined represented 13% and 15% of the Company's consolidated net sales for the years ended December 31, 2023 and 2022, respectively. No other customer accounted for 10% or more of Titan's net sales in 2023 and 2022.

Inventories
Inventories are valued at the lower of cost or net realizable value. The Company's inventories are valued under the first in, first out (FIFO) method or average cost method. Net realizable value is estimated based on current selling prices. Estimated provisions are established for slow-moving and obsolete inventory.

Fixed assets
Property, plant, and equipment have been recorded at cost. Depreciation is provided using the straight-line method over the following estimated useful lives of the related assets:

	Years
Building and improvements	25 - 40
Machinery and equipment	7 - 20
Tools, dies, and molds	2 - 9

Maintenance and repairs are expensed as incurred. When property, plant, and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are eliminated, and any gain or loss on disposition is included in the accompanying Consolidated Statements of Operations.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of Long-Lived Assets
The Company reviews fixed assets to assess recoverability from future operations whenever events and circumstances indicate that the carrying values may not be recoverable. Factors that could result in an impairment review include, but are not limited to, a current period cash flow loss combined with a history of cash flow losses, current cash flows that may be insufficient to recover the investment in the property over the remaining useful life, or a projection that demonstrates continuing losses associated with the use of a long-lived asset, significant changes in the manner of use of the assets, or significant changes in business strategies. Impairment losses are recognized in operating results when expected undiscounted cash flows are less than the carrying value of the asset. Impairment losses are measured as the excess of the carrying value of the asset over the discounted expected future cash flows or the estimated fair value of the asset.

Fair value of financial instruments
The Company records all financial instruments, including cash and cash equivalents, accounts receivable, notes receivable, accounts payable, and notes payable at cost, which approximates fair value due to their short term or stated rates. Investments in marketable equity securities are recorded at fair value. Our 7.0% senior secured notes due 2028 (the senior secured notes due 2028) were carried at cost of $396.3 million at December 31, 2023. The fair value of the senior secured notes due 2028 at December 31, 2023, as obtained through an independent pricing source, was approximately $401.4 million.

Investments
The Company assesses the carrying value of its equity method investments whenever events and circumstances indicate that the carrying values may not be recoverable. Investment write-downs, if necessary, are recognized in operating results when expected undiscounted future cash flows are less than the carrying value of the asset. These write-downs, if any, are measured as the excess of the carrying value of the asset over the discounted expected future cash flows or the estimated fair value of the asset.

The Company uses the cost method to account for investments in entities that are not consolidated or accounted for under the equity method. Under the cost method, investments are reported at cost in other long-term assets on the Consolidated Balance Sheets. The carrying value of these investments was $7.1 million and $6.9 million as of December 31, 2023, and December 31, 2022, respectively. The fair values of cost method investments are not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair values of the investments.

Russia-Ukraine Military Conflict
In February 2022, in response to the military conflict between Russia and Ukraine, the United States, other North Atlantic Treaty Organization member states, as well as non-member states, announced targeted economic sanctions on Russia, certain Russian citizens and enterprises. The continuation of the conflict has triggered additional economic and other sanctions enacted by the United States and other countries throughout the world.

The Company currently owns 64.3% of the Voltyre-Prom, a leading producer of agricultural and industrial tires in Volgograd, Russia, which represents approximately 7% of consolidated assets of Titan as of both December 31, 2023 and December 31, 2022. The Russian operations represent approximately 6% of consolidated global sales for both years ended December 31, 2023 and December 31, 2022. The impact of the military conflict between Russia and Ukraine has not had a significant impact on global operations. The Company continues to monitor the potential impacts on the business including the increased cost of energy in Europe and the ancillary impacts that the military conflict could have on other global operations.

Sale of Australian wheel business
On March 29, 2022, the Company entered into a definitive agreement (the Agreement) for the sale of its Australian wheel business, to OTR Tyres, a leading Australian tire, wheel and service provider. The closing date of the transaction was March 31, 2022. The Agreement contains customary representations, warranties and covenants for transactions of this type. The sale included gross proceeds and cash repatriated of approximately $17.5 million, and the assumption by OTR Tyres of all liabilities, including employee and lease obligations. Refer to footnote 16 for additional information on the loss on sale of the Australian wheel business.

Foreign currency translation
The financial statements of the Company's foreign subsidiaries are translated to United States dollars. Assets and liabilities are translated to United States dollars at period-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the period. Translation adjustments are included in "Accumulated other comprehensive loss" in stockholders' equity. Gains and losses that result from foreign currency transactions are included in the accompanying Consolidated Statements of Operations.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hyperinflation in Argentina and Turkey
In July 2018 and March 2022, the three-year cumulative rate of inflation for consumer prices and wholesale prices reached a level in excess of 100% for Argentina and Turkey, respectively. As a result, in accordance with ASC 830 Foreign Currency Matters, Argentina and Turkey were considered hyperinflationary economies and the Company applied the standard for the year ended December 31, 2023. The impacts of hyperinflation in Argentina and Turkey were not material in the prior periods since Argentina and Turkey became hyperinflationary economies.

In accordance with ASC 830, the Argentine and Turkish subsidiary's nonmonetary assets and liabilities, as well as related expenses such as depreciation, are remeasured into US dollars by applying the foreign exchange rate as of the date each respective entity became hyperinflationary. Monetary assets and liabilities are remeasured into US dollars using the current exchange rates as of December 31, 2023. Any resulting gains or losses on these monetary assets and liabilities are reported in net income within the consolidated statements of operations.

Upon the application of ASC 830 during the year ended December 31, 2023, the Company recognized a net monetary loss of $15.5 million recorded in foreign exchange (loss) gain in the consolidated statements of operations. Of the $15.5 million recorded, $7.3 million relates to the foreign exchange loss with the offset to accumulated other comprehensive income (loss) for the prior period's impact of the application of hyperinflation accounting in Argentina and Turkey. The Company recorded the prior period impact in the current year financial statements as the impact of this out of period adjustment, individually and in the aggregate, was not material to any previously reported quarterly or annual financial statements and is not material to the 2023 annual financial statements.

Revenue recognition
The Company derives revenues primarily from the sale of wheels, tires, tires/wheels assemblies, and undercarriage systems and components. The Company follows the five-step model to determine when to recognize revenue: (1) identify the contract(s) with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when the entity satisfies a performance obligation. In most arrangements within the Company, contracts with the customer are identified through the receipt of a purchase order, which also define the terms of the contract including the performance obligations or products to be sold, and specific transaction prices associated with the products. In some other arrangements, a master agreement exists that defines pertinent contract terms such as products and price. Purchase orders are then issued under the master agreement for specific quantities of products, which are fulfilled at the specified price at a given point in time. Generally, the Company's performance obligations under the contracts are satisfied when there is transfer of control of the products to our customers, which is primarily upon shipment or, in certain instances, upon delivery of the products to the named customer location. The payment terms and conditions in our contracts vary and are customary within the geographies that we serve. As the Company's standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component.

Revenues are stated net of returns, discounts and allowances, which are determined based on historical experience. Customer discounts and allowances, consisting primarily of volume discounts and other short-term incentive programs, are recorded as a reduction of revenue at the time of sale because these allowances reflect a reduction in the transaction price.

Costs to obtain or fulfill a contract with a customer, such as sales commissions to agents and internal sales employees, are recognized as an expense when incurred since the amortization period would be one year or less.

Shipping and handling costs are included as a component of cost of sales. Revenue derived from shipping and handling costs billed to customers is included in sales.

Cost of sales
Cost of sales is comprised primarily of direct materials and supplies consumed in the manufacturing of the Company's products, as well as manufacturing labor, depreciation expense, and overhead expense necessary to acquire and convert the purchased materials and supplies into a finished product. Cost of sales also includes all purchasing, receiving, inspection, internal transfers, and related distribution costs.

Selling, general, and administrative expense
Selling, general, and administrative (SG&A) expense is comprised primarily of sales commissions, marketing expense, selling, and administrative wages, information system costs, legal fees, bank charges, professional fees, depreciation and amortization expense on non-manufacturing assets, and other administrative items.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Research and development expense
Research and development (R&D) expenses are expensed as incurred. R&D costs were $12.5 million, $10.4 million, and $10.1 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Advertising
Advertising expenses are included in SG&A expense and are expensed as incurred. Advertising costs were approximately $3.3 million, $3.0 million and $2.7 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Warranty costs
The Company provides limited warranties on workmanship on its products in all market segments. The provision for estimated warranty costs is made in the period when such costs become probable and is based on past warranty experience. See Note 8 for additional information.

Income taxes
Deferred income tax provisions are determined using the liability method to recognize deferred tax assets and liabilities. This method is based upon differences between the financial statement carrying amounts and the respective tax basis of assets and liabilities using enacted tax rates that are expected to apply in the years the temporary differences are expected to be settled or realized. Valuation allowances are recorded where it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities.

Earnings per share
Basic earnings per share (EPS) is computed by dividing consolidated net earnings applicable to common shareholders by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing adjusted consolidated net earnings applicable to common shareholders by the sum of the weighted average number of common shares outstanding and the weighted average number of potential common shares outstanding. Potential common shares consist of outstanding options under the Company's stock compensation plans.

Environmental liabilities
Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and can be reasonably estimated.

Stock-based compensation
Compensation expense for stock-based compensation is recognized over the requisite service period at the estimated fair value of the award at the grant date. The Company granted 571,530, 552,992 and 438,195 restricted stock shares in 2023, 2022 and 2021, respectively. See Note 19 for additional information.

Use of estimates
The policies utilized by the Company in the preparation of the financial statements conform to United States generally accepted accounting principles (US GAAP or GAAP) and require management to make estimates, assumptions, and judgments that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates and assumptions.

Supplier financing program
A subsidiary of Titan participates in supplier financing programs pursuant to credit agreements between certain suppliers and financial institutions. The program enables those suppliers to receive payment from participating financial institutions prior to the payment date specified in the terms between Titan and the supplier. Titan does not incur annual service fees associated with its enrollment in the supplier financing program. The transactions are at the sole discretion of both the suppliers and the financial institution, and Titan is not a party to the agreement and has no economic interest in the supplier's decision to receive payment prior to the payment date. The terms between Titan and a supplier, including the amount due and scheduled payment dates, are not impacted by a supplier's participation in the program. Amounts due to suppliers who participate in the program are included in the accounts payable line item in Titan's Consolidated Balance Sheets and Titan's payments made under the program are reflected in cash flows from operating activities in Titan's Consolidated Statements of Cash Flows. For suppliers who participate in a supplier financing program, Titan will pay the financial institution directly rather than the supplier. The

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

confirmed obligations under the supplier financing programs included in the accounts payable line item in Titan's Consolidated Balance Sheet were $7.4 million at December 31, 2023, and $11.8 million at December 31, 2022.

Adoption of new accounting standards
In September 2022, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2022-04, Liabilities—Supplier Finance Programs (Subtopic 405-50) Disclosure of Supplier Finance Program Obligations ("ASU No. 2022-04"). The ASU requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, and potential magnitude. The amendments in this ASU will be applied retrospectively to each period in which a balance sheet is presented, with the exception of a new requirement to disclose a rollforward of program activity, which will be applied prospectively. The amendments in the ASU are effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted the impact of this ASU effective March 31, 2023 and incorporated the required disclosures within Note 1 to condensed consolidated financial statements.

New accounting pronouncements to be adopted in future periods
In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures, which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in the ASU require, among other things, disclosure of significant segment expenses that are regularly provided to an entity's chief operating decision maker ("CODM") and a description of other segment items (the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss) by reportable segment, as well as disclosure of the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Annual disclosures are required for fiscal years beginning after December 15, 2023 and interim disclosures are required for periods within fiscal years beginning after December 15, 2024. Retrospective application is required, and early adoption is permitted. These requirements are not expected to have an impact on our financial statements, but will result in significantly expanded reportable segment disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, may be applied prospectively or retrospectively, and allows for early adoption. These requirements will impact our income tax disclosures.

2. ACCOUNTS RECEIVABLE, NET

Accounts receivable at December 31, 2023 and 2022, consisted of the following (amounts in thousands):

	2023	2022
Accounts receivable	$ 224,485	$ 272,928
Allowance for credit losses	(5,340)	(6,170)
Accounts receivable, net	$ 219,145	$ 266,758

Accounts receivable are reduced by an estimated allowance for credit losses which is based on known risks and historical losses.

3. INVENTORIES

Inventories at December 31, 2023 and 2022, consisted of the following (amounts in thousands):

	2023	2022
Raw material	$ 108,504	$ 128,170
Work-in-process	39,921	42,468
Finished goods	216,731	226,585
	$ 365,156	$ 397,223

Inventories are reduced by estimated provisions for slow-moving and obsolete inventory.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets at December 31, 2023 and 2022, consisted of the following (amounts in thousands):

	2023	2022
Value added tax and duty receivable, including tax credits	$ 15,255	$ 38,604
Factory supplies	24,472	22,553
Prepaid expense	20,783	19,062
Prepaid taxes	2,144	2,596
Deposits	1,338	1,388
Contract receivable	1,213	578
Other	7,024	1,289
	$ 72,229	$ 86,070

5. PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment at December 31, 2023 and 2022, consisted of the following (amounts in thousands):

	2023	2022
Land and improvements	$ 42,140	$ 40,330
Buildings and improvements	243,241	237,507
Machinery and equipment	628,975	588,857
Tools, dies, and molds	116,328	112,990
Construction-in-process	29,744	29,291
	1,060,428	1,008,975
Less accumulated depreciation	(738,734)	(712,370)
	$ 321,694	$ 296,605

Depreciation, including depreciation on capital leases, related to property, plant, and equipment for the years ended December 31, 2023, 2022 and 2021 totaled $41.0 million, $41.5 million, and $46.4 million, respectively.

6. OTHER LONG-TERM ASSETS

Other long-term assets at December 31, 2023 and 2022, consisted of the following (amounts in thousands):

	2023	2022
Net pension asset	$ 19,566	$ 11,241
Prepaid software	5,879	5,468
Investments in nonconsolidated affiliates	7,127	6,948
Manufacturing spares	2,089	1,683
Amortizable intangibles	1,387	1,610
Deferred financing costs	195	264
Other	4,539	3,515
	$ 40,782	$ 30,729

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. OTHER CURRENT LIABILITIES

Other current liabilities at December 31, 2023 and 2022, consisted of the following (amounts in thousands):

	2023		2022	
Compensation and benefits	$	47,543	$	45,389
Warranty		21,710		19,914
Accrued insurance benefits		19,162		21,154
Customer rebates and deposits		15,490		16,279
Accrued other taxes		13,762		18,549
Operating lease current liabilities		5,021		3,850
Accrued interest		4,955		5,040
Foreign government grant (a)		4,509		1,888
Settlement of legal matter (b)		—		1,260
Other		22,109		18,605
	$	154,261	$	151,928

(a) For the year ended December 31, 2023, the Company received government subsidies associated with current year capital expenditure investments in technological and digital innovation in Europe. The amount of the government subsidy is used to offset existing payables to government in the future.

In addition, during August 2014, the Company received an approximately $17.0 million capital grant from the Italian government for asset damages related to the earthquake that occurred in May 2012 at one of our Italian subsidiaries. The grant was recorded as deferred income in non-current liabilities which is being amortized over the life of the reconstructed building. There are no specific stipulations associated with the government grant.

(b) The amount relates to a legal settlement between Tire Tire Corporation and Dico, Inc. executed on February 1, 2021 in the amount of $11.5 million, of which the final remaining amount of $1.3 million was paid on January 31, 2023.   The Company paid $9.2 million and $1.6 million, including accrued interest, to the federal government on February 25, 2021 and February 1, 2022, respectively.

8. WARRANTY

Changes in the warranty liability for the periods set forth below consisted of the following (amounts in thousands):

	2023		2022	
Warranty liability, January 1	$	19,914	$	16,628
Provision for warranty liabilities		14,478		14,656
Warranty payments made		(12,682)		(11,370)
Warranty liability, December 31	$	21,710	$	19,914

The Company provides limited warranties on workmanship on its products in all market segments. The majority of the Company's products are subject to a limited warranty that ranges between less than one year and ten years, with certain product warranties being prorated after the first year. The Company calculates a provision for warranty expense based on past warranty experience. Warranty accruals are included as a component of other current liabilities on the Consolidated Balance Sheets.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. DEBT

Long-term debt consisted of the following as of the dates set forth below (amounts in thousands):

	December 31, 2023		
	Principal Balance	Unamortized Debt Issuance	Net Carrying Amount
7.00% senior secured notes due 2028	$ 400,000	$ (3,723)	$ 396,277
Titan Europe credit facilities	22,568	—	22,568
Other debt	7,246	—	7,246
Total debt	429,814	(3,723)	426,091
Less amounts due within one year	16,913	—	16,913
Total long-term debt	$ 412,901	$ (3,723)	$ 409,178

	December 31, 2022		
	Principal Balance	Unamortized Debt Issuance	Net Carrying Amount
7.00% senior secured notes due 2028	$ 400,000	$ (4,599)	$ 395,401
Titan Europe credit facilities	37,362	—	37,362
Other debt	12,855	—	12,855
Total debt	450,217	(4,599)	445,618
Less amounts due within one year	30,857	—	30,857
Total long-term debt	$ 419,360	$ (4,599)	$ 414,761

The weighted-average interest rates on total short-term borrowings, at December 31, 2023 and December 31, 2022, were approximately 6.8% for both years.

Aggregate maturities of total debt at December 31, 2023, for each of the years (or other periods) set forth below were as follows (amounts in thousands):

2024	$ 16,956
2025	3,362
2026	3,607
2027	1,388
2028	400,613
Thereafter	3,888
	$ 429,814

7.00% senior secured notes due 2028
On April 22, 2021, the Company issued $400.0 million aggregate principal amount of 7.00% senior secured notes due April 2028 (the senior secured notes due 2028), guaranteed by certain of the Company's subsidiaries. Including the impact of debt issuance costs, these notes had an effective yield of 7.27% at issuance. These notes are secured by the land and buildings of the following subsidiaries of the Company: Titan Wheel Corporation of Illinois, Titan Tire Corporation, Titan Tire Corporation of Freeport, and Titan Tire Corporation of Bryan.

In connection with the issuance of the senior secured notes due 2028, the Company satisfied and discharged the indenture related to the 6.50% senior secured notes due 2023 (senior secured notes due 2023) by completing a call and redemption of all of its outstanding $400.0 million principal amount of the senior secured notes due 2023. In connection with this call and redemption in 2021, the Company recorded $16.0 million of expenses for the year ended December 31, 2021, which was included within the loss on senior note repurchase line item within the Consolidated Statements of Operations.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Titan Europe credit facilities

The Titan Europe credit facilities included borrowings from various institutions totaling $22.6 million in aggregate principal amount at December 31, 2023. Maturity dates on this primarily unsecured debt range from less than one year to five years. The interest rates range from 0.5% to 6.5%.

Revolving credit facility

The Company has a $125 million revolving credit facility (credit facility) with agent BMO Harris Bank N.A. and other financial institutions party thereto. The credit facility is collateralized by accounts receivable and inventory of certain of the Company's domestic subsidiaries and is scheduled to mature on October 28, 2026. The credit facility can be expanded by up to $50 million through an accordion provision within the agreement. From time to time Titan's availability under this credit facility may be less than $125 million as a result of outstanding letters of credit and eligible accounts receivable and inventory balances at certain of its domestic subsidiaries. Based on eligible accounts receivable and inventory balances, the Company's amount available for borrowing totaled $96.2 million at December 31, 2023. With outstanding letters of credit totaling $6.2 million, the net amount available for borrowing under the credit facility totaled $90.0 million at December 31, 2023. There were no borrowings under the revolving credit facility at December 31, 2023.

Other Debt

The Company has a working capital loan at Titan Pneus do Brasil Ltda at varying interest rates from approximately 5% to 6.5%, which totaled $7.2 million at December 31, 2023. The maturity date on this loan is one year or less. The Company expects to negotiate an extension of the maturity date on this loan with the respective financial institution or repay, as needed.

10. OTHER LONG-TERM LIABILITIES

Other long-term liabilities at December 31, 2023 and 2022, consisted of the following (amounts in thousands):

	2023	2022
Accrued pension liabilities	$ 12,795	$ 13,877
Foreign government grant (a)	12,383	11,797
Operating lease long-term liabilities	6,153	2,409
Income tax liabilities	35	43
Other	6,677	9,019
	$ 38,043	$ 37,145

(a) The amount relates to foreign government grant programs related to certain capital development projects in Italy and Spain. The grants were recorded as deferred income which will be amortized over the life of the capital development projects.

11. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses financial derivatives to mitigate its exposure to volatility in foreign currency exchange rates. Periodically, the Company enters into derivative transactions to hedge against fluctuations in commodity prices in North America. These derivative financial instruments are recognized at their fair value. The fair value of the hedges is recorded on the balance sheet as either an asset or liability, depending on whether the value of the hedge is positive or negative. These derivatives are designated as cash flow hedges. Any changes in fair value are recognized in other comprehensive income (OCI) until the hedged item affects earnings. When the hedged item impacts earnings, the accumulated gains or losses in OCI are reclassified to the income statement in the same period or periods during which the hedged item affects earnings. The amount of unrealized gains and losses from cash flow hedges that are expected to be reclassified to earnings in the next twelve months, is not significant; therefore, additional disclosures are not presented.

For the year ended December 31, 2023, the Company recorded a derivative loss of $0.5 million related to the derivative contracts entered into during the year. For the year ended December 31, 2022 and 2021, the Company recorded a derivative gain of $1.3 million and $0.4 million, respectively.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consisted of the following at the dates set forth below (amounts in thousands):

	Currency Translation Adjustments	Gain (Loss) on Derivatives	Unrecognized Losses and Prior Service Cost	Total
Balance at January 1, 2022	$ (236,059)	$ (39)	$ (10,382)	$ (246,480)
Currency translation adjustments	(7,653)	—	—	(7,653)
Reclassification adjustments:				
Defined benefit pension plan adjustments, net of tax of $(383)	—	—	1,115	1,115
Derivative gain	—	1,263	—	1,263
Balance at December 31, 2022	(243,712)	1,224	(9,267)	(251,755)
Currency translation adjustments	26,257	—	—	26,257
Reclassification adjustments:				
Defined benefit pension plan adjustments, net of tax of $(2,663)	—	—	6,939	6,939
Derivative loss	—	(484)	—	(484)
Balance at December 31, 2023	$ (217,455)	$ 740	$ (2,328)	$ (219,043)

13. STOCKHOLDERS' EQUITY

On December 16, 2022, the Board of Directors authorized a share repurchase program allowing for the expenditure of up to $50.0 million (the "Share Repurchase Program") for the repurchase of the Company's common stock. This authorization took effect immediately and will remain in place for up to three years. Under the Share Repurchase Program Titan repurchased 2,653,786 shares of its common stock totaling $32.6 million during 2023. As of December 31, 2023, $17.4 million remains available for future share repurchases under this program. The Company records treasury stock using the cost method.

The Company and the Russian Direct Investment Fund (RDIF) own all of the equity interests in Voltyre-Prom, a leading producer of agricultural and industrial tires in Volgograd, Russia. On February 11, 2019, the Company entered into a definitive agreement (the Agreement) with an affiliate of the RDIF relating to the put option included in the Voltyre-Prom Shareholders' Agreement that was exercised by RDIF. In November 2021, Titan received regulatory approval for the issuance of restricted Titan common stock to RDIF. On December 17, 2021, the Company issued 4,032,259 shares of restricted Titan common stock to the RDIF equity holders subject to the Company's right to repurchase the shares for $25.0 million until February 12, 2022. On February 1, 2022, the Company entered into a Stock Purchase Agreement with the RDIF equity holders to buy back the restricted Titan common stock for the previously agreed amount of $25.0 million. The transaction was completed on February 1, 2022. Following the transaction, the Company and RDIF's ownership remained at 64.3% and 35.7%, respectively, of Voltyre-Prom.

14. VARIABLE INTEREST ENTITIES

The Company holds a variable interest in one joint venture at the end of December 31, 2023 and two joint ventures at the end of December 31, 2022 for which Titan is the primary beneficiary. In November 2023, Titan sold its 50% ownership in a joint venture that operates distribution facilities in Canada. At December 31, 2023, Titan is a 50% owner of a manufacturer of undercarriage components and complete track systems for earthmoving machines in India. The Company's variable interests in these joint ventures relate to sales of Titan products to these entities, consigned inventory, and working capital loans. As the primary beneficiary of these variable interest entities (VIEs), the VIEs' assets, liabilities, and results of operations are included in the Company's consolidated financial statements. The other equity holders' interests are reflected in "Net income attributable to noncontrolling interests" in the Consolidated Statements of Operations and "Noncontrolling interests" in the Consolidated Balance Sheets.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the carrying amount of the VIEs' assets and liabilities included in the Company's Consolidated Balance Sheets at December 31, 2023 and 2022 (amounts in thousands):

	2023	2022
Cash and cash equivalents	$ 355	$ 1,729
Inventory	1,431	2,581
Other current assets	2,364	4,179
Property, plant, and equipment, net	2,477	4,657
Other non-current assets	222	465
Total assets	$ 6,849	$ 13,611
Current liabilities	1,117	2,077
Other long-term liabilities	869	1,062
Total liabilities	$ 1,986	$ 3,139

All assets in the above table can only be used to settle obligations of the consolidated VIE to which the respective assets relate. Liabilities are non-recourse obligations. Amounts presented in the table above are adjusted for intercompany eliminations.

The Company holds variable interests in certain VIEs that are not consolidated because Titan is not the primary beneficiary. The Company's involvement with these entities is in the form of direct equity interests and prepayments related to purchases of materials. The maximum exposure to loss represents the loss of assets recognized by Titan relating to non-consolidated entities and amounts due to the non-consolidated assets. The assets and liabilities recognized in Titan's Consolidated Balance Sheets related to Titan's interest in these non-consolidated VIEs and the Company's maximum exposure to loss relating to non-consolidated VIEs were as follows at December 31, 2023 and 2022 (amounts in thousands):

	2023	2022
Investments	$ 7,127	$ 6,827
Total VIE assets	7,127	6,827
Accounts payable to the non-consolidated VIEs	3,578	3,936
Maximum exposure to loss	$ 10,705	$ 10,763

15. ROYALTY EXPENSE

The Company has trademark license agreements with The Goodyear Tire & Rubber Company to manufacture and sell certain farm tires under the Goodyear name. These agreements cover sales in North America, Latin America, Europe, the Middle East, Africa, Russia, and other Commonwealth of Independent States countries. Each of these agreements is scheduled to expire in 2025. Royalty expenses recorded for the years ended December 31, 2023, 2022, and 2021, were $9.6 million, $11.7 million, and $10.5 million, respectively.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. OTHER INCOME

Other income consisted of the following for the years set forth below (amounts in thousands):

	2023	2022	2021
Income on indirect taxes (a)	$ 475	$ 32,043	$ —
Loss on sale of Australia wheel business (b)	—	(10,890)	—
Proceeds from government grant (c)	319	1,324	—
Gain on legal settlement (d)	—	—	1,750
Equity investment income	1,158	859	806
Gain on sale of assets	246	216	257
Other income (expense)	430	1,868	(727)
	$ 2,628	$ 25,420	$ 2,086

(a) In May 2022 and September 2022, the Brazilian tax authorities approved indirect tax credits to be applied against future tax obligations. Refer to Footnote 17 for additional information.

(b) The loss on sale of the Australian wheel business is comprised primarily of the release of the cumulative translation adjustment of approximately $10.0 million and closing costs associated with the completion of the transaction of approximately $0.9 million. Refer to Footnote 1 for additional information.

(c) For the year ended December 31, 2023, the Company received government subsidies associated with current year capital expenditure investments in technological and digital innovation in Europe, of which $0.3 million was recorded as other income.

In addition, during August 2014, the Company received approximately $17.0 million capital grant from the Italian government for asset damages related to the earthquake that occurred in May 2012 at one of our Italian subsidiaries. The grant was recorded as deferred income in non-current liabilities which is being amortized over the life of the reconstructed building. There are no specific stipulations associated with the government grant. The Company received proceeds of an additional $1.9 million from the grant for the year ended December 31, 2022, of which $1.3 million was recorded as other income to match to the historical depreciation recorded on the underlying assets. Refer to Footnote 7 for additional information.

(d) The gain on legal settlement relates to proceeds received from a steel supplier for the year ended December 31, 2021.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. INCOME TAXES

Income before income taxes, consisted of the following for the years set forth below (amounts in thousands):

	2023	2022	2021
Domestic	$ 20,809	$ 73,361	$ (5,862)
Foreign	88,939	128,992	56,902
	$ 109,748	$ 202,353	$ 51,040

The income tax provision was as follows for the years set forth below (amounts in thousands):

	2023	2022	2021
Current			
Federal	$ (217)	$ (55)	$ (933)
State	1,341	1,897	(160)
Foreign	26,999	44,710	16,422
	28,123	46,552	15,329
Deferred			
Federal	(2,513)	(14,953)	—
State	1,186	(10,959)	—
Foreign	(754)	2,527	(14,180)
	(2,081)	(23,385)	(14,180)
Income tax provision	$ 26,042	$ 23,167	$ 1,149

The income tax provision differs from the amount of income tax determined by applying the statutory U.S. federal income tax rate to pre-tax income as a result of the following:

	2023	2022	2021
Statutory U.S. federal tax rate	21.0 %	21.0 %	21.0 %
Unrecognized tax positions	—	(0.3)	(1.1)
Foreign tax rate and income differential	9.6	11.7	13.0
Valuation allowance	(3.5)	(23.4)	(33.9)
State taxes, net	1.2	2.0	3.7
Nondeductible royalty	0.8	0.5	1.9
Federal Benefit of Notice 2023-55	(5.2)	—	—
Equity based compensation	—	(0.3)	(1.0)
Nondeductible interest	—	—	1.5
Other, net	(0.2)	0.2	(2.8)
Effective tax rate	23.7 %	11.4 %	2.3 %

The effective tax rate for the year ended December 31, 2023, was 23.7% compared to 11.4% for the year ended December 31, 2022. The effective rate for 2023 was negatively affected by the impacts of foreign income and state income taxes, which resulted in a net $10.5 million and $1.3 million tax expense, respectively. For 2023, the rate was positively impacted by the release of Notice 2023-55, resulting in a federal benefit of $5.7 million. After giving consideration to these items, the effective tax rate for 2023 of 23.7% was higher than the 21% U.S. federal statutory rate.

In December 2021, the U.S. Treasury Department released final regulations concerning the U.S foreign tax credit. In November 2022, the U.S. Treasury Department and IRS released proposed regulations which provided additional guidance relating to the credits for foreign taxes. As a result, for 2022 the Company did not expect to receive a credit for Brazilian income taxes paid for U.S. tax purposes. This resulted in US tax associated with the Brazilian income, which led to a higher impact of foreign income in the rate for 2022. In July 2023, the IRS released Notice 2023-55. This notice generally allows a taxpayer that determined

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

foreign taxes were creditable prior to the 2022 FTC final regulations to continue to treat such foreign income taxes as creditable during 2022 and 2023. Thus, this notice allows Titan to continue to take the position Brazilian income taxes are creditable taxes for 2023. Furthermore, it allowed Titan to take the position on its 2022 tax return that the Brazilian income taxes are creditable, resulting in a $5.7 million federal benefit.

In jurisdictions where the Company operates, management continues to monitor the realizability of the deferred tax assets arising from losses in its cyclical business, taking into account multiple factors. As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. The Company continues to record a valuation allowance in several major jurisdictions, including various U.S. states, Italy, and Luxembourg as these amounts remain more likely than not that the deferred tax assets would not be utilized. The Company released a valuation allowance of $0.6 million and $53.3 million on the net deferred tax asset in 2023 and 2022, respectively. These amounts are primarily related to net operating losses generated from operations in these certain countries.

The Company is involved in various tax matters, for some of which the outcome is uncertain. The Company believes that it has adequate tax reserves to address these open tax matters acknowledging that the outcome and timing of these events are uncertain.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2023 and 2022, were as follows (amounts in thousands):

	2023	2022
Deferred tax assets:		
Net operating loss carryforwards	$ 115,336	$ 117,646
Inventory	8,492	7,001
Warranty	6,496	5,587
Employee benefits and related costs	8,130	8,394
Prepaid royalties	1,576	2,145
Interest limitation	17,851	16,361
Lease liability	4,390	3,951
Intangible assets	1,592	1,105
Other	15,322	14,045
Deferred tax assets	179,185	176,235
Deferred tax liabilities:		
Fixed assets	(11,577)	(11,978)
Lease assets	(4,384)	(3,869)
Pension	(3,740)	(1,169)
Other	(4,150)	(2,851)
Deferred tax liabilities	(23,851)	(19,867)
Subtotal	155,334	156,368
Valuation allowance	(119,535)	(121,057)
Net deferred tax asset (liability)	$ 35,799	$ 35,311

As of December 31, 2023 and 2022, certain net tax loss carryforwards of $115.3 million and $117.6 million were available with $1.7 million expiring between 2023 and 2028 and $113.6 million expiring after 2028. At December 31, 2023, a valuation allowance of $119.5 million has been established. The net change in the valuation allowance was $(1.5) million and $(52.1) million for 2023 and 2022, respectively. The majority of the valuation allowance is related to deferred tax assets in the U.S., Italy, and Luxembourg.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023, the Company has $61.6 million of gross federal net operating loss carryforward, a portion of which expires starting in 2035 and a portion of which does not expire. Additionally, the Company has $290.7 million of gross state net operating losses and $356.5 million of gross foreign loss carryforwards.

The Company has not changed its indefinite reinvestment assertion during the year and has not accrued any potential incremental taxes which could be incurred if any foreign earnings are repatriated. The Company has not calculated the potential foreign withholding taxes as the Company does not expect to repatriate those earnings.

The Company or one of its subsidiaries files income tax returns in the U.S., Federal and State, and various foreign jurisdictions. The Company's major locations are in the U.S., Brazil, and Italy. Open tax years for the U.S. are from 2020-2023, Brazil has open tax years from 2017-2023, and Italy has open tax years from 2017-2023.

The Company has applied the provisions of ASC 740, "Income Taxes" related to unrecognized tax benefits. At December 31, 2023, 2022, and 2021, the unrecognized tax benefits were $0.0 million, $0.0 million, and $0.1 million, respectively. As of December 31, 2023, $0.0 million of unrecognized tax benefits would have affected income tax expense if the tax benefits were recognized. The majority of the accrual in unrecognized tax benefits relates to potential state tax exposures. Although management cannot predict with any degree of certainty the timing of ultimate resolution of matters under review by various taxing jurisdictions, it is possible that the Company's gross unrecognized tax benefits balance will decrease by approximately $0.0 million within the next twelve months.

A reconciliation of the total amounts of unrecognized tax benefits at December 31 were as follows (amounts in thousands):

	2023	2022	2021
Balance at January 1	$ 30	$ 540	$ 1,012
Increases to tax positions taken during the current year	—	—	—
Increases to tax positions taken during the prior years	—	—	—
Decreases to tax positions taken during prior years	—	—	—
Decreases due to lapse of statutes of limitations	(7)	(506)	(473)
Settlements	—	—	—
Foreign exchange	—	(4)	1
Balance at December 31	$ 23	$ 30	$ 540

The Company accrues interest and penalties related to unrecognized tax benefits in income tax expense. The amount of interest and penalties related to unrecognized tax benefits recorded in income tax expense was $0.0 million, $0.0 million, and $(0.2) million at December 31, 2023, 2022 and 2021, respectively. There were no accrued interest and penalties excluded at December 31, 2023, 2022, and 2021.

Brazilian Tax Credits
In June 2021, the Company's Brazilian subsidiaries received a notice that they had prevailed on an existing legal claim in regards to certain non-income (indirect) taxes that had been previously charged and paid. The matter specifically relates to companies' rights to exclude the state tax on goods circulation (a value-added-tax or VAT equivalent, known in Brazil as "ICMS") from the calculation of certain additional indirect taxes (specifically the program of social integration ("PIS") and contribution for financing of social security ("COFINS") levied by the Brazilian States on the sale of goods.

During the second quarter of 2023, one of the Company's Brazilian subsidiaries received a notice that they had prevailed on an additional legal claim in regards to the non-income (indirect) taxes credits that had been granted in a prior year ruling. The most recent ruling exempted from taxes, the interest benefit on the indirect tax credits granted in prior year. For the year ended December 31, 2023, the Company recorded indirect tax credits of $0.5 million within other income in the consolidated statements of operations. The Company also recorded a $2.6 million benefit within the provision for income taxes in the consolidated statements of operations for the year ended December 31, 2023.

During the second and third quarter of 2022, the Company submitted the related supporting documentation and received the approval from the Brazilian tax authorities for two of its Brazilian subsidiaries. For the year ended December 31, 2022, the Company recorded $32.0 million within other income in the consolidated statements of operations. The Company also recorded $16.1 million of income tax expense associated with the recognition of these indirect tax credits for the year ended

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022. Of the $16.1 million income tax expense recorded, $9.4 million was recorded locally in Brazil, while the remaining $6.7 million was recorded to the US in accordance with the GILTI income tax requirements. The Company has fully utilized the credits against future PIS/COFINS and income tax obligations by the end of 2023.

18. EMPLOYEE BENEFIT PLANS

Pension plans
The Company has three frozen defined benefit pension plans covering certain employees or former employees of three U.S. subsidiaries. The Company also has pension plans covering certain employees of several foreign subsidiaries. The Company's policy is to fund pension costs as required by law, which is consistent with the funding requirements of federal laws and regulations. Certain foreign subsidiaries maintain unfunded pension plans consistent with local practices and requirements. The Company's recorded liability for pensions is based on a number of assumptions, including discount rates, rates of return on investments, mortality rates, and other factors. Certain of these assumptions are determined by the Company with the assistance of outside actuaries. Assumptions are based on past experience and anticipated future trends. These assumptions are reviewed on a regular basis and revised when appropriate.

The following table provides the change in benefit obligation, change in plan assets, funded status, and amounts recognized in the Consolidated Balance Sheet of the defined benefit pension plans as of December 31, 2023 and 2022 (amounts in thousands):

Change in benefit obligation:		2023		2022
Benefit obligation at beginning of year	$	79,379	$	106,587
Plan amendments		1,391		—
Service cost		606		590
Interest cost		4,331		2,872
Disposition of Australia benefit obligation		—		(853)
Actuarial gain		(632)		(19,991)
Benefits paid		(7,588)		(8,866)
Foreign currency translation		(279)		(960)
Benefit obligation at end of year	$	77,208	$	79,379
Change in plan assets:				
Fair value of plan assets at beginning of year	$	75,025	$	97,007
Actual return on plan assets		14,558		(14,179)
Employer contributions		442		436
Benefits paid		(7,294)		(8,228)
Foreign currency translation		38		(11)
Fair value of plan assets at end of year	$	82,769	$	75,025
Funded (unfunded) status at end of year	$	5,561	$	(4,354)
Amounts recognized in Consolidated Balance Sheet:				
Noncurrent assets	$	19,566	$	11,241
Current liabilities		(1,210)		(1,718)
Noncurrent liabilities		(12,795)		(13,877)
Net amount recognized in the Consolidated Balance Sheet	$	5,561	$	(4,354)

The pension benefit obligation included $63.7 million of pension benefit obligation for the three frozen plans in the U.S. and $13.5 million of pension benefit obligation for plans at foreign subsidiaries. The fair value of plan assets included $82.0 million of plan assets for the three frozen plans in the U.S. and $0.8 million of plan assets for foreign plans.

Information for pension plans with accumulated benefit obligations and projected benefit obligations in excess of plan assets were (amounts in thousands):

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2023	2022
Pension Plans in which Accumulated Benefit Obligation Exceeds Plan Assets at December 31,		
Accumulated benefit obligation	$ 44,976	$ 45,225
Fair value of plan assets	$ 31,903	$ 30,558
Accumulated Benefit Obligation at December 31	$ 76,746	$ 78,853
Pension Plans in which Projected Benefit Obligation Exceeds Plan Assets at December 31,		
Projected benefit obligation	$ 45,439	$ 45,751
Fair value of plan assets	$ 31,903	$ 30,558
Projected Benefit Obligation at December 31	$ 77,208	$ 79,379

Amounts recognized in accumulated other comprehensive loss:

	2023	2022
Unrecognized prior service cost	$ 634	$ 643
Unrecognized net loss	(11,480)	(21,091)
Deferred tax effect of unrecognized items	8,518	11,181
Net amount recognized in accumulated other comprehensive loss	$ (2,328)	$ (9,267)

The weighted-average assumptions used in the actuarial computation that derived the benefit obligations at December 31 were as follows:

	2023	2022
Discount rate	5.2 %	5.8 %
Expected long-term return on plan assets	6.5 %	6.5 %

The following table provides the components of net periodic pension cost for the plans, settlement cost, and the assumptions used in the measurement of the Company's benefit obligation for the years ended December 31, 2023, 2022, and 2021 (amounts in thousands):

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)

Net periodic benefit cost:	2023	2022	2021
Service cost	$ 606	$ 590	$ 655
Interest cost	4,331	2,872	2,880
Assumed return on assets	(4,669)	(6,071)	(6,024)
Amortization of unrecognized prior service cost	(114)	(85)	(95)
Amortization of net unrecognized loss	1,004	1,426	2,805
Net periodic pension cost (benefit)	$ 1,158	$ (1,268)	$ 221

Service cost is recorded as cost of sales in the Consolidated Statement of Operations while all other components are recorded in other income.

The weighted-average assumptions used in the actuarial computation that derived net periodic pension cost for the years ended December 31, 2023, 2022, and 2021 were as follows:

	2023	2022	2021
Discount rate	5.8 %	2.7 %	1.4 %

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The allocation of the fair value of plan assets was as follows:

Asset Category	Percentage of Plan Assets at December 31,		Target Allocation
	2023	2022	2023
U.S. equities (a)	57 %	62 %	40% - 80%
Fixed income	21 %	23 %	20% - 50%
Cash and cash equivalents	10 %	8 %	0% - 20%
International equities (a)	12 %	7 %	0% - 16%
	100 %	100 %	

(a) Total equities may not exceed 80% of total plan assets.

The majority of the Company's foreign plans do not have plan assets. The foreign plans which have plan assets holds these plan assets in an insurance or money market fund.

The fair value of the plan assets by asset categories consisted of the following as of the dates set forth below (amounts in thousands):

	Fair Value Measurements as of December 31, 2023			
	Total	Level 1	Level 2	Level 3
Money market funds	$ 8,186	$ 8,186	$ —	$ —
Common stock	27,658	27,658	—	—
Bonds and securities	10,302	10,302	—	—
Mutual and insurance funds	36,623	35,828	795	—
Totals	$ 82,769	$ 81,974	$ 795	$ —

	Fair Value Measurements as of December 31, 2022			
	Total	Level 1	Level 2	Level 3
Money market funds	$ 5,377	$ 5,377	$ —	$ —
Common stock	29,759	29,759	—	—
Bonds and securities	4,891	4,891	—	—
Mutual and insurance funds	34,998	34,084	914	—
Totals	$ 75,025	$ 74,111	$ 914	$ —

The Company invests in a diversified portfolio consisting of an array of asset classes in an attempt to maximize returns while minimizing risk. These asset classes include U.S. equities, fixed income, cash and cash equivalents, international equities and REITs. The investment objectives are to provide for the growth and preservation of plan assets on a long-term basis through investments in: investment grade securities that provide investment returns that meet or exceed the Standard & Poor's 500 Index and investment grade fixed income securities that provide investment returns that meet or exceed the Barclays Capital Aggregate Bond Index. The U.S. equities asset category included the Company's common stock in the amount of $1.9 million (approximately two percent of total plan assets) at December 31, 2023, and $2.6 million (approximately three percent of total plan assets) at December 31, 2022.

The fair value of money market funds, stock, bonds, U.S. government securities and mutual funds is determined based on valuation for identical instruments in active markets.

The long-term rate of return for plan assets is determined using a weighted-average of long-term historical approximate returns on cash and cash equivalents, fixed income securities, and equity securities considering the anticipated investment allocation within the plans. The expected return on plan assets is anticipated to be 6.5% over the long-term. This rate assumes long-term historical returns of approximately 8.5% for equities and approximately 4.0% for fixed income securities using the plans' target allocation percentages. Professional investment firms, none of which are Titan employees, manage the plan assets.

Table of Contents
TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Based on the 2023 minimum pension funding calculations, the Company does not anticipate any minimum funding requirements.

Projected benefit payments from the plans as of December 31, 2023, are estimated as follows (amounts in thousands):

2024	$	8,235
2025		7,471
2026		7,273
2027		6,793
2028		7,006
2029-2033		29,080

401(k)/Defined contribution plans

The Company sponsors two 401(k) retirement savings plans in the U.S. and a number of defined contribution plans at foreign subsidiaries. One U.S. plan is for the benefit of substantially all employees who are not covered by a collective bargaining arrangement. Titan provides a 50% matching contribution in the form of the Company's common stock on the first 6% of the employee's contribution in this plan. The Company issued 144,439 shares, 124,645 shares and 175,267 shares of common stock in connection with this 401(k) plan during 2023, 2022, and 2021, respectively. Expenses to the Company related to this common stock matching contribution were $1.8 million, $1.7 million, and $1.4 million for 2023, 2022, and 2021, respectively. The other U.S. 401(k) plan is for employees covered by collective bargaining agreements and does not include a Company matching contribution. Expenses related to foreign defined contribution plans were $3.7 million, $4.1 million, and $3.8 million for 2023, 2022, and 2021, respectively.

19. STOCK COMPENSATION

The Company recorded stock compensation of $6.0 million, $4.3 million, and $4.3 million in 2023, 2022, and 2021, respectively.

Titan International, Inc. Equity and Incentive Compensation Plan

The Company adopted a new Titan International, Inc. Equity and Incentive Compensation Plan at the 2021 Annual Meeting of Stockholders to provide stock compensation as a means of attracting and retaining qualified independent directors and employees for the Company. A total of 3.0 million shares are available for future issuance under the equity incentive plan at December 31, 2023.

Stock Options

Under the Company's Equity Incentive plan (or its predecessor plan), the Company granted no stock options in 2023, 2022, and 2021. The exercise price of stock options may not be less than the fair market value of the common stock on the date of the grant. The vesting and term of each option is set by the Board of Directors. All options outstanding at December 31, 2023 are fully vested and expire 10 years from the grant date.

The following is a summary of activity in stock options during the year ended December 31, 2023:

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Shares Subject to Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding, December 31, 2022	408,200	$ 13.45	3.16	
Granted	—	—		
Exercised	—	—		
Forfeited/Expired	(60,000)	24.07		
Outstanding, December 31, 2023	348,200	$ 11.62	2.64	$ 1,223
Exercisable, December 31, 2023	348,200	$ 11.62	2.64	$ 1,223

The Company uses the Black-Scholes option pricing model to determine the fair value of its stock options. The determination of the fair value of stock option awards on the date of grant using option pricing models is affected by the Company's stock price, as well as assumptions regarding a number of complex and subjective variables. These variables include the Company's expected stock price volatility over the expected term of the awards, actual and projected stock option exercise behaviors, risk-free interest rates, and expected dividends. The expected term of options represents the period of time over which options are expected to be outstanding and is estimated based on historical experience. Expected volatility is based on the historical volatility of the Company's common stock calculated over the expected term of the option. The risk-free interest rate is based on U.S. Treasury yields in effect at the date of grant.

Restricted Stock Units and Performance Stock Units
Under the Company's Equity Incentive plan (or its predecessor plan), the Company granted restricted stock units (RSU) to eligible employee and the members of the Company's Board of Directors. The restricted stock units to employees vest over a period of three years. The restricted stock units to the members of the Company's Board of Directors vest over a period of one year. During 2023, 2022 and 2021, 571,530, 552,992, and 438,195 RSU shares were granted, respectively. The Company recorded $5.1 million, $3.4 million and $3.4 million stock compensation expense associated with RSUs for the year ended December 31, 2023, 2022, and 2021, respectively.

On December 28, 2021, the Company awarded certain named executive officers grants of long-term performance stock units (PSU) based on the achievement of certain adjusted-EBITDA targets for the fiscal years commencing January 1, 2021 and ending December 31, 2024. The number of shares earned could range between 0% and 125% of the target amount depending upon performance achieved over the four year vesting period. The Company recorded $0.9 million, $0.9 million and $0.9 million of stock compensation expense associated with PSUs for the year ended December 31, 2023, 2022, and 2021, respectively.

A summary of RSU and PSU activity for the year ended December 31, 2023, is presented in the following table:

	RSU	PSU	Total Shares	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2022 (a)	876,888	328,948	1,205,836	$ 10.37
Granted	571,530	—	571,530	11.50
Vested	(453,439)	—	(453,439)	8.99
Forfeited/Expired	(21,333)	—	(21,333)	11.54
Unvested at December 31, 2023	973,646	328,948	1,302,594	$ 11.33

(a) PSU awards are presented at maximum payout of 125% of the target amount at grant date.

Pre-tax unrecognized compensation expense for unvested RSUs and PSUs was $8.3 million at December 31, 2023, and will be recognized as an expense over a weighted-average period of 1.2 years.

The fair value of shares vested, based on the stock's fair value on the vesting date, was $5.1 million, $6.0 million, and $7.5 million for the years ended December 31, 2023, 2022, and 2021, respectively.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. LITIGATION

The Company is a party to routine legal proceedings arising out of the normal course of business. Due to the difficult nature of predicting unresolved and future legal claims, the Company cannot anticipate or predict the material adverse effect on its consolidated financial condition, results of operations, or cash flows as a result of efforts to comply with, or liabilities pertaining to, legal judgments. In the opinion of management, the Company is not currently involved in any legal proceedings which, individually or in the aggregate, could have a material effect on its financial position, results of operations, or cash flows.

21. LEASES

The Company leases certain buildings and equipment under both operating and finance leases. Certain lease agreements provide for renewal options, fair value purchase options, and payment of property taxes, maintenance, and insurance by the Company. Under ASC 842, the Company made an accounting policy election, by class of underlying asset, not to separate non-lease components such as those previously stated from lease components and instead will treat the lease agreement as a single lease component for all asset classes. Operating right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent Titan's obligations to make lease payments arising from the lease. The majority of Titan's leases are operating leases. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As most of Titan's leases do not provide an implicit interest rate, the Company used its incremental borrowing rate (7.27%), based on the information available at the lease commencement date, in determining the present value of lease payments. Operating lease expense is recognized on a straight-line basis over the lease term and is included in cost of sales and selling, general and administrative expenses on the Consolidated Statement of Operations. Amortization expense associated with finance leases is included in cost of sales and selling, general and administrative expenses, and interest expense associated with finance leases is included in interest expense in the Consolidated Statement of Operations. For the years ended December 31, 2023, 2022, and 2021, operating lease expense was $5.6 million, $5.1 million, and $6.1 million, respectively, and finance lease amortization expense was $3.0 million, $2.6 million, and $3.8 million, respectively.

Supplemental balance sheet information related to leases was as follows (amounts in thousands):

	Balance Sheet Classification		**2023**
Operating lease ROU assets	Operating lease assets	$	11,955
Operating lease current liabilities	Other current liabilities	$	5,021
Operating lease long-term liabilities	Other long-term liabilities		6,153
Total operating lease liabilities		$	11,174
Finance lease, gross	Property, plant & equipment, net	$	5,175
Finance lease accumulated depreciation	Property, plant & equipment, net		(3,489)
Finance lease, net		$	1,686
Finance lease current liabilities	Other current liabilities	$	1,093
Finance lease long-term liabilities	Other long-term liabilities		1,321
Total finance lease liabilities		$	2,414

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2023, maturity of lease liabilities were as follows (amounts in thousands):

	Operating Leases		Finance Leases	
2024	$	5,302	$	1,185
2025		3,315		787
2026		2,592		528
2027		533		83
2028		251		14
Thereafter		411		—
Total future minimum lease payments	$	12,404	$	2,597
Less imputed interest		1,230		183
	$	11,174	$	2,414
Weighted average remaining lease term (in years)		3.18		2.41

Supplemental cash flow information related to leases for the year ended December 31, 2023 were as follows: operating cash flows from operating leases were $6.8 million and operating cash flows from finance leases were $0.2 million.

Supplemental cash flow information related to leases for the year ended December 31, 2022 were as follows: payments on operating leases were $9.2 million and payments on finance leases were $0.2 million.

22. PURCHASE OBLIGATIONS

The purchase obligations mainly consist of commitments for raw material purchases and equipment associated with our global manufacturing operations. At December 31, 2023, the Company's expected cash outflow resulting from non-cancellable purchase obligations are summarized by year in the table below (amounts in thousands):

2024	$	37,688
2025		869
2026		4
Total non-cancellable purchase obligations	$	38,561

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. SEGMENT AND GEOGRAPHICAL INFORMATION

The Company has aggregated its operating units into reportable segments based on its three customer markets: agricultural, earthmoving/construction, and consumer. These segments are based on the information used by the chief executive officer to make certain operating decisions, allocate portions of capital expenditures and assess segment performance. The accounting policies of the segments are the same as those described in Note 1, "Description of Business and Significant Accounting Policies." Segment external revenues, expenses, and income from operations are determined on the basis of the results of operations of operating units of manufacturing facilities. Segment assets are generally determined on the basis of an allocation of the tangible assets located at such operating units' manufacturing facilities and the intangible assets associated with the acquisitions of such operating units. However, certain operating units' property, plant, and equipment balances are carried at the corporate level.

Titan is organized primarily on the basis of products being included in three marketing segments, with each reportable segment including wheels, tires, wheel/tire assemblies, and undercarriage systems and components. Given the integrated manufacturing operations and common administrative and marketing support, a substantial number of allocations primarily based on segment sales data must be made to determine operating segment data.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below presents information about certain operating results of segments as reviewed by the chief operating decision maker of the Company as of and for the years ended December 31, 2023, 2022, and 2021 (amounts in thousands):

		2023		2022		2021
Revenues from external customers						
Agricultural	$	980,537	$	1,192,239	$	949,400
Earthmoving/construction		687,758		807,356		693,350
Consumer		153,505		169,785		137,465
	$	1,821,800	$	2,169,380	$	1,780,215
Gross profit						
Agricultural	$	163,026	$	193,585	$	135,807
Earthmoving/construction		110,690		135,788		83,705
Consumer		32,133		31,337		18,030
	$	305,849	$	360,710	$	237,542
Income from operations						
Agricultural	$	100,642	$	130,474	$	77,666
Earthmoving/construction		55,122		79,810		27,809
Consumer		22,380		22,843		9,553
Corporate & Unallocated		(29,417)		(27,325)		(29,853)
Income from operations		148,727		205,802		85,175
Interest expense		(18,785)		(29,796)		(32,221)
Loss on senior note repurchase		—		—		(16,020)
Foreign exchange (loss) gain		(22,822)		927		12,020
Other income, net		2,628		25,420		2,086
Income before income taxes	$	109,748	$	202,353	$	51,040
Capital expenditures						
Agricultural	$	32,306	$	25,738	$	20,749
Earthmoving/construction		23,249		17,576		15,014
Consumer		5,244		3,660		3,039
	$	60,799	$	46,974	$	38,802
Depreciation & amortization						
Agricultural	$	21,405	$	22,645	$	25,082
Earthmoving/construction		15,185		15,337		18,428
Consumer		3,404		3,226		3,621
Corporate & Unallocated		2,440		1,539		860
	$	42,434	$	42,747	$	47,991
Total assets						
Agricultural	$	559,607	$	548,523	$	517,528
Earthmoving/construction		497,508		538,064		502,373
Consumer		155,602		133,213		133,906
Corporate & Unallocated (a)		76,528		64,830		28,878
	$	1,289,245	$	1,284,630	$	1,182,685

(a) Unallocated assets included cash of approximately $32 million, $20 million, and $7 million as of December 31, 2023, 2022, and 2021, respectively.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below presents information by geographic area. Revenues from external customers were determined based on the location of the selling subsidiary. Geographic information as of and for the years ended December 31, 2023, 2022, and 2021 was as follows (amounts in thousands):

	2023	2022	2021
Net Sales			
United States	$ 814,676	$ 1,074,715	$ 835,985
Europe / CIS	558,677	577,877	479,724
Latin America	354,979	422,439	318,879
Other international	93,468	94,349	145,627
	$ 1,821,800	$ 2,169,380	$ 1,780,215
Long-Lived Assets			
United States	$ 107,639	$ 97,112	$ 98,307
Europe / CIS	142,749	138,617	146,547
Latin America	61,169	49,714	42,599
Other international	10,137	11,162	13,656
	$ 321,694	$ 296,605	$ 301,109

The table below presents information by products and reportable segments as of and for the years ended December 31, 2023, 2022 and 2021 (amounts in thousands):

2023	Agricultural Segment	Earthmoving/ Construction Segment	Consumer Segment	Total
Revenues from external customers				
Wheels and Tires [including assemblies]	$ 935,274	$ 258,709	$ 130,297	$ 1,324,280
Undercarriage systems and components	45,263	429,049	23,208	497,520
Total	$ 980,537	$ 687,758	$ 153,505	$ 1,821,800

2022	Agricultural Segment	Earthmoving/ Construction Segment	Consumer Segment	Total
Revenues from external customers				
Wheels and Tires [including assemblies]	$ 1,152,933	$ 329,403	$ 147,307	$ 1,629,643
Undercarriage systems and components	39,306	477,953	22,478	539,737
Total	$ 1,192,239	$ 807,356	$ 169,785	$ 2,169,380

2021	Agricultural Segment	Earthmoving/ Construction Segment	Consumer Segment	Total
Revenues from external customers				
Wheels and Tires [including assemblies]	$ 913,065	$ 292,553	$ 116,405	$ 1,322,023
Undercarriage systems and components	36,335	400,797	21,060	458,192
Total	$ 949,400	$ 693,350	$ 137,465	$ 1,780,215

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. EARNINGS PER SHARE

Earnings per share for 2023, 2022, and 2021 were as follows (amounts in thousands, except per share data):

		2023		**2022**		**2021**
Net income applicable to common shareholders	$	78,760	$	176,302	$	49,586
Determination of shares:						
Weighted average shares outstanding (basic)		62,452		63,040		62,100
Effect of restricted stock and stock options		509		651		585
Weighted average shares outstanding (diluted)		62,961		63,691		62,685
Earnings per share:						
Basic	$	1.26	$	2.80	$	0.80
Diluted	$	1.25	$	2.77	$	0.79

25. SUBSEQUENT EVENTS

Acquisition of The Carlstar Group Subsequent to Year-End

On February 29, 2024, Titan International, Inc. acquired 100% of the Carlstar Group ("Carlstar") stock for a purchase price of $296.2 million consisting of $168.7 million in Titan International, Inc.'s stock based on the previous 45-day average price and $127.5 million in cash pursuant to an agreement dated February 29, 2024, and subject to agreed upon working capital target and escrow provisions. Carlstar is a global manufacturer and distributor of wheels and tires for a variety of end-market verticals including outdoor power equipment, power sports, trailers, and small to midsize agricultural and construction equipment. Carlstar employs over 3,400 associates in 17 manufacturing and distribution facilities located in four countries and provides solutions to customers in North America, Europe and China.

In connection with the acquisition, Titan completed a new domestic credit facility which was effective on February 29, 2024. The new credit facility, with Bank of America as agent, was increased to $225.0 million (previously $125.0 million) with the amount available under the credit facility determined based upon cash, eligible accounts receivable and eligible inventory balances at certain domestic and Canadian subsidiaries. The credit facility has a five-year term and can be expanded by up to $50.0 million through an accordion provision within the agreement. The new facility has terms similar to those contained in the previous credit facility as well as other enhancements to further improve the availability within the borrowing base.

The acquisition qualifies as a business combination and will be accounted for using the acquisition method of accounting.

TITAN INTERNATIONAL, INC.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Reserves deducted in the balance sheet from the assets to which it applies (amounts in thousands):

| Description | Balance at Beginning of Period | Additions | | Deductions | | Balance at End of Period |
		Charged to Costs and Expenses	Charged to Other Accounts	Charged to Costs and Expenses	Charged to Other Accounts	
Year ended December 31, 2023						
Allowance for credit loss	$ 6,170	$ 50	$ —	$ (880)	$ —	$ 5,340
Deferred income tax valuation allowance:						
Domestic	41,671	—	—	(3,117)	—	38,554
Foreign	79,386	94	2,369	(868)	—	80,981
Year ended December 31, 2022						
Allowance for credit loss	$ 4,550	$ 1,646	$ —	$ (26)	$ —	$ 6,170
Deferred income tax valuation allowance:						
Domestic	94,747	—	—	(53,076)	—	41,671
Foreign	78,425	19,503	—	(13,833)	(4,709)	79,386
Year ended December 31, 2021						
Allowance for credit loss	$ 3,782	$ 826	$ —	$ (58)	$ —	$ 4,550
Deferred income tax valuation allowance:						
Domestic	98,051	—	—	(1,034)	(2,270)	94,747
Foreign	101,125	3,712	—	(20,108)	(6,304)	78,425



2023

ANNUAL
REPORT
and Form 10-K